


10015591





New Boundaries. New Horizons.

RANBAXY

Annual Report 2009



The true hallmark of leadership is the ability to overcome challenge and emerge stronger from the experience. The year gone by has been difficult for global economies. But rather than deter us, it has inspired us to look within and seek beyond; to discover ways of making our Hybrid Business Model more robust and generate synergies across the value chain.

We have set in motion synergies, aimed at tapping opportunities beyond new boundaries. The scope is now wide - across geographies and functions. From being arguably India's most global company, we are now amongst the world's top 20 pharmaceutical players, globally.

Already, there is visible progress in our thrust markets. A key priority now is strengthening our leadership position in the domestic market. Due emphasis is being given to effective cross-functional teamwork, with a view to inculcate a vibrant, enabling and empowering work culture, so vital for continued growth.

The accruing benefits of synergized expertise are beginning to appear, both at the front and back ends; and this is just the start... an apt entry point for achieving our ambitious 3-year strategy plan.

RANBAXY
LABORATORIES LIMITED

Registered Office: A-11, Industrial Area Phase-III, Sahibzada Ajit Singh Nagar (Mohali) - 160 055 (Punjab)

NOTICE is hereby given that the **49th Annual General Meeting** of Ranbaxy Laboratories Limited will be held on **Monday, May 10, 2010**, at **11.00 A.M.** at Auditorium of The National Institute of Pharmaceutical Education and Research (NIPER), Sector-67, S.A.S. Nagar (Mohali)- 160 062 (Punjab), to transact the following business :

ORDINARY BUSINESS

1. To receive, consider and adopt the Profit and Loss Account for the year ended December 31, 2009 and the Balance Sheet as at that date and the Reports of the Directors and the Auditors thereon.
2. To appoint Auditors of the Company to hold office from the conclusion of this Meeting until the conclusion of the next Annual General Meeting and to fix their remuneration. M/s. BSR & Co., the retiring Auditors are eligible for re-appointment.

SPECIAL BUSINESS

3. To consider and if thought fit, to pass with or without modification(s) the following resolution as an **Ordinary Resolution:**

   "RESOLVED that Dr. Tsutomu Une who was appointed as a Director on December 19, 2008 in the casual vacancy caused by the resignation of Mr. V.K. Kaul and whose term of office expires at this Annual General Meeting and in respect of whom the Company has received a notice from a member under Section 257 of the Companies Act, 1956, alongwith the requisite deposit proposing his candidature for the Office of Director, be and is hereby appointed as a Director of the Company."

4. To consider and if thought fit, to pass with or without modification(s) the following resolution as an **Ordinary Resolution:**

   "RESOLVED that Mr. Atul Sobti who was appointed as a Director on May 24, 2009 in the casual vacancy caused by the resignation of Mr. Vivek Mehra and whose term of office expires at this Annual General Meeting and in respect of whom the Company has received a notice from a member under Section 257 of the Companies Act, 1956, alongwith the requisite deposit proposing his candidature for the Office of Director, be and is hereby appointed as a Director of the Company not liable to retire by rotation."

By Order of the Board

Place : Gurgaon
Dated : March 29, 2010

S.K. Patawari
Company Secretary

NOTES

1. **A MEMBER ENTITLED TO ATTEND AND VOTE AT THE MEETING IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE INSTEAD OF HIMSELF AND SUCH PROXY NEED NOT BE A MEMBER OF THE COMPANY. THE PROXIES TO BE EFFECTIVE, SHOULD BE DEPOSITED AT THE REGISTERED OFFICE OF THE COMPANY NOT LATER THAN 48 HOURS BEFORE THE COMMENCEMENT OF THE MEETING.**
2. The Explanatory Statement pursuant to Section 173 of the Companies Act, 1956 is given below and forms part of the Notice.

3. M/s. Alankit Assignments Ltd. (Alankit), 2E/8, 1st Floor, Jhandewalan Extension, New Delhi-110 055 is the Registrar and Share Transfer Agent for physical shares of the Company. Alankit is also the depository interface of the Company with both NSDL and CDSL.

   However, keeping in view the convenience of shareholders, documents relating to shares will continue to be received by the Company at the Corporate Office of the Company at Plot No. 90, Sector 32, Gurgaon-122001 (Haryana) Tel No. 91-124-4135000, Registered Office at A-11, Industrial Area Phase III, Sahibzada Ajit Singh Nagar (Mohali)-160055, (Punjab) and Head Office at 12th Floor, Devika Tower, 6, Nehru Place, New Delhi-110019 Tel No. 91-11-26237508; email address: secretarial@ranbaxy.com.

4. Members are requested to note that the Company's shares are under compulsory demat trading for all the investors. Members are, therefore, requested to dematerialise their shareholding to avoid inconvenience.

5. Members holding shares in dematerialised mode are requested to intimate all changes pertaining to their bank details, ECS mandates, nominations, power of attorney, change of address/name etc. to their depository participant only and not to the Company or its Registrar and Transfer Agent. The said intimation will be automatically reflected in the Company's records.

6. The Register of Members and Share Transfer Books of the Company will remain closed from Monday, May 3, 2010 to Monday, May 10, 2010 (both days inclusive).

7. The Company has transferred unclaimed amounts of dividends paid upto September 3, 2002, to the Investor Education and Protection Fund of the Central Government as required under Section 205C of the Companies Act, 1956. Members may please note that if unpaid dividend is not claimed from the Company for seven years from the date when it became due, it shall be transferred to the Investor Education and Protection Fund as stated above and it can not be claimed from that Fund.

   Members who have not encashed their dividend warrants within the validity period may write to the Company Secretary, Ranbaxy Laboratories Limited, Plot No. 90, Sector 32, Gurgaon-122001 (Haryana), for obtaining payment in lieu of such warrants.

8. The documents referred to in the proposed resolutions are available for inspection at the Registered Office of the Company during working hours between 9.30 A.M. to 1.00 P.M. except on holidays.

9. The Certificate from the Auditors of the Company certifying that the Employees Stock Option Schemes of the Company are being implemented in accordance with the SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 and in accordance with the resolutions of the general body will be placed at the Annual General Meeting.

10. Members seeking any information relating to the Accounts may write to the Company at Plot No. 90, Sector 32, Gurgaon-122001 (Haryana), for the attention of Mr. S.K. Patawari, Company Secretary at the earliest.

11. Members/proxies should bring the attendance slips duly filled in and signed for attending the Meeting.

12. Members who hold shares in physical form may nominate a person in respect of all the shares held by them whether singly or jointly. Members are advised to avail of the nomination facility by filing Form 2B in their own interest. Blank forms will be supplied by the Company on request. Members holding shares in demat form may contact their respective Depository Participants for recording of nomination.

13. The Register of Directors' shareholding will be available for inspection at the Meeting.

EXPLANATORY STATEMENT PURSUANT TO SECTION 173 OF THE COMPANIES ACT, 1956

Brief Resume and other information in respect of Directors seeking appointment at the Annual General Meeting pursuant to Clause 49 of the Listing Agreement

ITEM NO. 3

Dr. Tsutomu Une was appointed as a Director of the Company on December 19, 2008 in the casual vacancy caused by the resignation of Mr. V.K. Kaul and holds office of Director upto this Annual General Meeting. Dr. Une was elected as Non-Executive Chairman of the Board of Directors on May 24, 2009.

Dr. Tsutomu Une aged about 62 years is a graduate from Hokkaido University School of Veterinary Medicine and holds Ph.D. in Microbiology.

Dr. Une joined Daiichi Pharmaceutical Company Limited (Daiichi), Japan in April, 1970 and held many important managerial positions. He was inducted on the Board of Daiichi in June 1999 and subsequently served as Managing Director for various functions during October 2002 to June 2006, when he was promoted as Senior Managing Director, Global Corporate Strategy of Daiichi.

Daiichi Sankyo Company Limited (Daiichi Sankyo) was established in 2005, through the merger of Daiichi Pharmaceuticals Co. Ltd. and Sankyo Company Limited, the two leading Japanese pharmaceutical companies. Dr. Une was inducted as Director on the Board of Daiichi Sankyo in September 2005 and has been Member of the Board, Senior Executive Officer, Global Corporate Strategy of Daiichi Sankyo since April 2007.

He is member of the following Committees of the Board of Directors of the Company:

1. Compensation Committee
2. Audit Committee
3. Science Committee - Chairman
4. Shareholders'/Investors' Grievance and Share Transfer Committee
5. ESOPs Allotment Committee

Dr. Une is neither a Director on the Board nor holds committee membership of any other Indian company.

Dr. Une does not hold any shares in the Company.

Nature of expertise in specific functional area - Business Management.

The Company has received Notice along with requisite deposit of Rs. 500 from a member under Section 257 of the Companies Act, 1956 proposing the candidature of Dr. Tsutomu Une as a Director of the Company.

The Board of Directors considers that in view of the background and experience of Dr. Une, it would be in the interest of the Company to appoint him as a Director of the Company.

The Board recommends the resolution for approval of the shareholders.

Dr. Une is interested or concerned in the proposed Resolution. None of the other Directors are interested or concerned in the proposed Resolution.

ITEM NO. 4

Mr. Atul Sobti, aged about 56 years, is an alumnus of the Indian Institute of Management, Ahmedabad and is an Honours Graduate in Economics from Delhi University. Prior to joining Ranbaxy, he was the Executive Director, Sales, Marketing, Finance and HR at Hero Honda Ltd. He has notched up many successes during his career over 33 years, spanning diverse industries such as Durables, Information Technology and Automobiles. He has a meritorious track record and experience of managing large business operations.

Mr. Sobti joined the Company in October 2005, as the President-India, Middle East, Asia Pacific and Global Consumer Healthcare business and subsequently in January, 2007 he was elevated to the position of Chief Operating Officer and Whole-time Director of the Company.

Mr. Atul Sobti resigned from the Directorship of the Company on May 24, 2009. Subsequently at the Board Meeting held on May 24, 2009, he was appointed as a Director of the Company in the casual vacancy caused by the resignation of Mr. Vivek Mehra and holds office of Director upto this Annual General Meeting. The Board also appointed Mr. Sobti as CEO & Managing Director effective May 24, 2009 for a period of 3 years which was approved by the Shareholders vide Resolution passed by Postal Ballot with overwhelming majority.

Mr. Atul Sobti being Managing Director would not be liable to retire by rotation in terms of the Articles of Association of the Company.

He is not holding directorship in any other Indian company.

He is member of the following Committees of the Board of Directors of the Company:

1. Science Committee
2. Shareholders'/Investors' Grievance and Share Transfer Committee
3. ESOPs Allotment Committee

He holds 4593 equity shares of Rs.5 each of the Company as on the date of this Notice.

Nature of expertise in specific functional area - General Management.

The Company has received Notice along with requisite deposit of Rs. 500 from a member under Section 257 of the Companies Act, 1956, proposing the candidature of Mr. Atul Sobti as a Director of the Company.

The Board recommends the Resolution for approval of shareholders.

Mr. Sobti is interested or concerned in the proposed Resolution. None of the other Directors are interested or concerned in the proposed Resolution.

By Order of the Board

Place : Gurgaon
Dated : March 29, 2010

S.K. Patawari
Company Secretary





CONTENTS





CHAIRMAN'S MESSAGE

READY FOR THE NEXT LEVEL



Dr. Tsutomu Une
Chairman

Dear Shareholders,

On behalf of the Ranbaxy family, may I extend our best wishes to all of you.

As the Chairman of the Board of Ranbaxy, I feel it is an honour and privilege to be associated with one of the top global generic pharmaceutical companies which has leadership position in India.

The year 2009 was very significant for your Company, as it witnessed many important and strategic changes. The most significant was the change in Management, that is leading to the institutionalisation of a transformed culture, with a strong orientation on quality, professionalism, organisational values and stakeholder relationships.

In May 2009, the executive leadership of Ranbaxy was reconstituted. I was elected as the Chairman of the Board and Mr. Atul Sobti took over as CEO and Managing Director. This was done with a view to accelerate the realisation of the Hybrid Business Model of Ranbaxy and Daiichi Sankyo. In recognition of the rapid changes in the business environment evident in both developed and emerging countries, the integration of the respective strengths of both Companies has already been set in motion.

In the past year, I along with other Board members have been working ceaselessly to integrate the best functionalities of both Companies, in a corporate culture that is



L to R: Dr. Tsutomu Une, Mr. Atul Sobti, Mr. Takashi Shoda, Dr. Anthony H. Wild, Mr. Rajesh V. Shah, Mr. Akihiro Watanabe, Mr. Percy K. Shroff

responsive and focused on realising the immense value inherent in this unique transformation. We fully support the leadership of Mr. Sobti, who has abundant corporate experience in successfully handling similar leadership roles. Under his guidance, I am confident Ranbaxy will achieve excellence in providing future strategy & stability, operational execution, transparency and reliability.

The Board has taken some strategic decisions that are aimed at securing the future growth of Ranbaxy. In doing so, we have revisited operations in some specific countries, to consolidate our presence and create value through further efficiencies and cost synergies. One of the key focus areas has been cost containment. This will be an ongoing process.

We believe that the Innovator - Generics model is revolutionary and is best suited to cater to the changing dynamics of the global pharmaceutical industry. Unleashing the power of the Hybrid Business Model, various synergies have been announced, both at the front and back end. The fundamental aim is to secure sustainable growth in mature developed markets, while accelerating expansion in the high growth emerging markets.

A start has already been made in this direction. Ranbaxy has introduced Daiichi Sankyo's innovator products in some markets, starting with India. This benefits both Companies. Ranbaxy gains as its product portfolio gets widened, while Daiichi Sankyo gets a launch pad in those markets where it is not present. In April 2009, Ranbaxy began marketing Daiichi Sankyo's flagship product, Olmesartan (Olvance), in India. Thereafter both Companies have announced partnerships in Romania, Mexico and Africa. It will be our constant endeavour to leverage each other's strengths, by identifying new synergies, so that we can maximise the strategic benefits of our innovative model.

In 2009, Ranbaxy continued to show marked improvement on all financial parameters, surpassing the guidance given by the Company, both on revenue and profit. Although the global fiscal environment remained challenging, Ranbaxy, due to its vast global presence in developed and emerging markets, was able to face up to the economic storm.

In line with our commitment to spearhead the early introduction of affordable quality generic medicines, so that medication is accessible and made available to all, the Company launched three important First-To-File (FTF) products, viz Sumatriptan 100 mg, Valacyclovir Hydrochloride 500 mg and 1000 mg and Oxcarbazepine Suspension, in the US.

I strongly believe that your Company is ready for the next level of growth, with the right business model. While there will be challenges, there are also plenty of opportunities that lie ahead. While growth rates in the global pharmaceutical market are expected to remain in low single digits, emerging markets, in contrast, are likely to witness strong growth. I am referring here to markets like Brazil, Russia, India, China, South Africa, among others. These markets are likely to sustain double digit growth momentum during the period 2010 through 2013. With Ranbaxy's strong presence in many of the high growth markets, the Company is well poised to capitalise on the growing generics opportunity.



During the year, we were also faced with some regulatory actions by the U.S. Food and Drug Administration (FDA). We continue to fully cooperate with the FDA and other authorities and have specially formed a task force that comprises people from Ranbaxy, Daiichi Sankyo and outside specialists. We are doing our utmost to resolve the regulatory issues at the earliest. US is a key market for Ranbaxy and we are committed in our efforts of being fully compliant with the US regulatory standards and to provide affordable quality generic medicines to customers and patients in the US.

Your Company is constantly guided by the institutionalised framework of Corporate Governance and Code of Conduct, to strengthen decision making and compliance with ethical integrity and reliability. The Independent Directors on the Ranbaxy Board, who are well known professionals in their respective fields, guided the management throughout the year to take strategic decisions for achieving higher levels of efficiency and productivity.

The Code of Conduct for employees, aimed at strengthening the organisation through building a culture based on shared values was reviewed and updated during the year. It has been instrumental in promoting guidelines for employees to ensure ethical conduct and business integrity. We strongly believe the Code will continue to play a key role in building a culture that is critical for your Company's long term sustainable growth, profitability and business reputation.

Ranbaxy also made sincere efforts to promote good health and social development through its social initiatives. The Company's apex CSR vehicle, Ranbaxy Community Healthcare Society (RCHS), launched several initiatives to achieve positive health for the underprivileged. The programs were based on the integrated approach of preventive, promotive and curative healthcare services, covering areas of maternal child health, family planning, reproductive and adolescent health, health education and AIDS awareness.

The 13000 strong multi-cultural work force of Ranbaxy is one of its biggest strengths. I appreciate the efforts by Team Ranbaxy, that displayed exemplary spirit and seized every possible opportunity for growth and overcame several challenges. The Management undertook several new initiatives to redefine the work culture and people management processes. This has positively impacted people practices, to foster a new culture, based on empowerment and transparency.

The Management team at Ranbaxy is committed to guide your Company to emerge as a truly global entity. Ranbaxy will remain as a prestigious Company, listed on the Indian stock market, creating shareholder value.

I would like to take this opportunity to thank you for supporting Ranbaxy in all these years and look forward to your continued support and encouragement.

As the Chairman of the Board, I wish to contribute to establish Ranbaxy as an admirable and irreplaceable company in the global arena.

Best Wishes,

Dr. Tsutomu Une
Chairman



CEO & MANAGING DIRECTOR'S MESSAGE

ENVISIONING THE FUTURE



Atul Sobti
CEO & Managing Director

Dear Stakeholders,

2009 has been a historic year for Ranbaxy. It was a year of great change, challenge, and opportunity. A year when we re-defined the scope and focus of our business. A year that provided a glimpse of the enormous potential that lies on our horizon – with the pioneering Hybrid Business Model alongside Daiichi Sankyo, and with the impending patent expiries in the US; as also with our broader new horizon of Bio-therapeutics.

At an operational level, amidst the challenges of the global economic environment, change of ownership, foreign exchange impact, and compliance, Ranbaxians across the world have responded with strong character and resilience, and performance.

Sales for 2009 were US $ 1.52 Bn (Rs. 7,344 crores); Profit Before Tax (PBT) was US $ 209 Mn (over Rs. 1,000 crores); Profit After Tax (PAT) was US $ 64 Mn (Rs. 311 crores).

Ranbaxy had a change in ownership, in late 2008; and a change in the MD/CEO in May 2009. In 2008, the Company had incurred a loss of over Rs. 900 crores (over Rs. 9 Bn), in no small measure due to a



foreign exchange impact. Our Paonta Sahib facility was put under the Application Integrity Policy (AIP) by the US FDA in Feb 2009; and the Gloversville facility in the US was issued a warning letter in December 2009.

We of course continue to co-operate with the US FDA and the Department of Justice, for an effective resolution of all outstanding issues.

During the year, Ranbaxy's Toansa facility, CPU and CPP, in India, and the New Jersey facilities in the US, had successful FDA inspections; and all our facilities, including Dewas and Paonta Sahib in India, had successful inspections from many regulators across the world.

To strengthen Ranbaxy's manufacturing capacities, a new facility was set up at the Special Economic Zone in Mohali (Punjab). We expect to commence production in 2010, after receiving regulatory approvals.

Despite the very high impact challenges, the Company has over-achieved on the guidance given at the start of 2009. We have improved quarter on quarter in 2009, culminating in an excellent 4th quarter, with the launch of Valacyclovir, (a First-To-File product with "exclusivity" benefit), in the US. The exclusivity continues into 2010. We also commenced Phase III clinical trials for our anti-malaria combination drug.

We harnessed the change to define some clear objectives and priorities, within a 3 year pathway. This has culminated in the development of our Mid Term Plan for 2010 to 2012. We also remained focused and committed in our investment for tomorrow, especially in the US and India – in manufacturing, and business operations.

In the US, for 2009, we felt the full year impact of the import alert on products from Paonta Sahib and Dewas. However, we were able to launch three First-To-File (FTF) products successfully, from our US facilities; as also an Authorized Generic.

The Company's business in India continued to grow at a healthy pace. Eighteen of our brands featured amongst the Top-300 brands in the industry. Revital, a flagship brand, emerged as the 7th largest product in the Indian Pharmaceutical Market (IMS MAT Nov 2009).

We have taken a bold step in ramping up for a big market share play in India,



through Project "VirAAt". We will stay the course, with resources to back it. It has started well, under new leadership.

"VirAAt" is a key initiative to strengthen the Company's domestic leadership position. The initiative will augment new product flow, while increasing extra-urban/rural footprint, and customer and therapy coverage.

Our wide business presence across the globe has always been a good source of business opportunity and de-risk. In 2009, despite the global slowdown, we did well in many countries. We also took the opportunity to re-model some of our country businesses, for best future value (eg. in the UK, China, Japan, and Vietnam). And we undertook a most comprehensive management of cost.

In terms of alternative/new growth areas, we had identified the Biologics space as strategic, a couple of years ago, and invested in a company in India, Zenotech Labs. With an





increasing focus on prevention of disease, we also strongly feel that Vaccines will be an important part of the future. Necessary steps have therefore been taken to provide an entry platform for the development and manufacture of Vaccines and Bio-therapeutics.

All these initiatives are integral to our defined three year objectives/priorities.

The Hybrid Business Model is progressing well. This unique and pro-active Model has the potential to provide an excellent mix of innovative and affordable quality medicine to people around the world.

The Model represents a great opportunity for Synergy benefits to both Ranbaxy and Daiichi Sankyo. The scope is now wide and open – across geographies and functions. Some implementation has already taken place. The strategy for optimum utilisation of the Ranbaxy NDDR (Discovery R&D) resource has also been agreed on. Daiichi Sankyo has also just announced the formation of a new company, for business in the established pharmaceuticals/generic space in Japan. Globally, Japan is the second largest pharmaceutical market, and the generics penetration has just started to gain momentum. This offers decades of solid growth potential for Daiichi Sankyo and Ranbaxy.

Finally, we do strongly believe it all comes down to the people – the Team.

People do matter; and People do make the difference.

Team Ranbaxy in 2009 has been exemplary – from the top management team that facilitated the smooth transition of key ownership in May – a change of great magnitude in operation, sensitivity, and impact; to the US team that has courageously and positively withstood some dark moments – and performed admirably again; and to the multiple Teams across countries and functions that have shown great fortitude in adversity, and performed.

We also captured our current "voice of the employee', through the 2009 Engagement Survey. We constantly work on ensuring effective cross functional team work – most imperative in our industry.

We do believe that the culture today is one of transparency and empowerment. The priority of the top management team is to enable a professional work culture.

I would also like to mention a special thank you to the Ranbaxy Board, for their solid support and guidance.

With warm regards,

Atul Sobti
CEO & Managing Director

GLOBAL PHARMACEUTICALS BUSINESS

HARNESSING COMPETENCIES



Arun Sawhney
President
Global Pharmaceuticals Business

The year 2009 had its own set of challenges and opportunities for Ranbaxy.

On the business front, the Company surpassed its guidance and delivered a healthy performance achieving Global sales of US $ 1519 Mn (Rs. 73,441 Mn). Emerging markets contributed 54% of sales, while developed markets accounted for 39%.

It was a landmark year for Ranbaxy's global operations. The focus was on transforming the organisation to meet the global demands of the future, through a renewed thrust on customer service and quality.

We were the first to launch several new products in India. In the domestic market, Ranbaxy took a huge step forward by rolling out project "Viraat", with a strong commitment to achieve the top slot in the market. The groundwork to achieve this ambitious project has been done and the project is now being operationalised. Cost optimisation was another major focus area. In the US market, Ranbaxy launched three First-To-File (FTF) products during the year, viz. Sumatriptan, Valacyclovir and Oxcarbazepine Suspension.

In Europe, we were among the first companies to launch 6 new products. This is a testimony of our commitment to Product Development, Regulatory, Manufacturing and Sales operations in Europe.

On the pharmaceuticals manufacturing front, a new Dosage Forms facility has been set up in the Special Economic Zone, at Mohali (Punjab, India). This facility will cater to the developed markets of the US and the EU. As a start, in 2009, the first ANDA was filed from the site, for the US market. Five more Marketing Authorisation Applications (MAAs) were filed in the EU, in 2009. The new commercial facility has a capacity of 2 Bn tablets and 500 Mn capsules per annum.



We filed our first ANDA in 2009, from Batamandi (Himachal Pradesh, India), with the US FDA. We commenced a modernisation drive in South Africa. Altogether a new manufacturing facility is being set up for solid oral Dosage Forms that will become operational in first half of 2010.

We are also investing in our manufacturing facilities at Ohm Laboratories Inc., USA, to significantly enhance manufacturing capacities in 2010. Investments will continue in 2010, to build our future business in the USA.

In our efforts to rationalise global manufacturing operations, we discontinued in-country manufacturing in China and Vietnam, during the year.

As a further measure of rationalisation, starting in 2010, we will aggressively look to outsource either products or manufacturing capacities for our business in other than the top 20 markets for Ranbaxy.

Active Pharmaceutical Ingredients (API)

The year saw a visible demonstration of good quality management systems as well as quality of the manufactured products. The year witnessed successful external audits of API manufacturing sites by various regulatory agencies and customers, including US FDA inspection of Toansa (Punjab, India) and EU inspection of Dewas (Madhya Pradesh, India) site.

The effort in improving cost effectiveness was driven through numerous initiatives including improvement in solvent and catalyst recoveries, energy savings and better asset utilisation. Catering to the enhanced market demands, a number of capacity enhancement projects were undertaken and completed during the year.

All API sites remained fully compliant with applicable Environment, Health and Safety (EHS) regulations. Dewas site went through a successful ISO 14001 Certification Audit and Toansa and Mohali ensured the continuation of ISO14001 Certification through 2nd Surveillance Audits by TUV NORD. Various initiatives were taken to strengthen the EHS systems and practices, thereby improving EHS performance of the division. These included FSRA (Fire Safety Risk Assessment) and HAC (Hazardous Area Classification) studies, conducted at Toansa through external experts and implementing the recommendations at all locations, engaging the services of an international agency for Industrial Hygiene (IH) aspects of EHS and inter-location EHS audits, to name a few. Other initiatives include ETP up-gradation and installation of MEE/ATFD for treatment of Hi-TDS stream at Dewas, capping of Solar Evaporation Ponds at Toansa. Extensive EHS training was imparted to employees and contractors during the year.

Ranbaxy's API manufacturing operations will remain the bedrock of success in our Dosage Forms business. We commenced investment in expanding capacities at our Dewas site, in 2009. By Q3, 2010, this new manufacturing block will become operational. We will continue to strategically invest in our API facilities in 2010.



As in our Dosage Forms manufacturing, we will be looking to partner with companies strategically for outsourcing of either products or manufacturing capacities even for APIs.

Synergies with Daiichi Sankyo

In India, Ranbaxy introduced Daiichi Sankyo's innovative anti-hypertensive product, Olmesartan Medoxomil under the brand name 'Olvance'. A dedicated marketing division within Ranbaxy's Mexico subsidiary has been established, which will soon introduce Daiichi Sankyo's products in this market. Ranbaxy will also leverage its network in Africa and will be launching Olmesartan Medoxomil in six African markets further strengthening the Company's position.

Together with Daiichi Sankyo, Ranbaxy is exploring synergistic opportunities in the areas of R&D, Manufacturing, Global Supply Chain, Service/Support and IT functions, among others to secure maximum value in the coming years.

Recognitions and Awards

During the year, Ranbaxy received approvals from various regulatory authorities. Medicines and Healthcare Products Regulatory Agency (MHRA), UK and the Therapeutic Goods Administration (TGA), Dept. of Health and Ageing of the Australian Government, issued Good Manufacturing Practice (GMP) certificates for Ranbaxy's manufacturing sites at Paonta Sahib, following a joint audit conducted in October 2008. The MHRA approval will cover product filings for the UK and the entire EU. The Batamandi facility at Paonta Sahib was approved by Pharmaceuticals and Medical Devices Agency (PMDA), Japan. The Paonta Sahib plant also received WHO approval during the year.

The Company also received ISO 14001 Certificate for Environment Management Systems. Ranbaxy's manufacturing facility in Dewas was felicitated by Govt. of Madhya Pradesh, India, for significant contributions in the field of pharmaceutical manufacturing and being one of the largest exporter in the State.

THERAPY FOCUS

EXTENDING THE HEALING TOUCH



Dr. Arun K. Purohit
Vice President & Head
Global Therapy Management

Anti-infectives

Anti-infectives remained the largest therapeutic segment for Ranbaxy during 2009. The highlight of the year was the successful launch of the Company's top selling product, Valacyclovir Hydrochloride, in the US, with marketing exclusivity of 180 days. Ranbaxy had earlier entered into an agreement with GlaxoSmithKline to settle the US patent litigation with regard to Valtrex® (Valacyclovir Hydrochloride tablets), in 2007. The product was also successfully launched on Day-1, in UK and France. During the year, the Therapeutic Goods Administration (TGA), Australia, granted an approval for registration of SEBIFIN® Terbinafine tablets, in Australia.

Cardiovasculars

Cardiovasculars was another strong therapeutic segment for Ranbaxy. Simvastatin became the second best-selling product for the Company. Ranbaxy took early steps at introducing Daiichi Sankyo's innovator products. The Company launched Olvance (Olmesartan Medoxomil) and its fixed dose combination with Amlodipine (Ol-Vamlo), in India. Further expanding its portfolio in Canada, Ranbaxy launched two important products, Ran-Simvastatin (Simvastatin) and Ran-Amlodipine (Amlodipine). In the US, tentative approval was received to manufacture and market Ramipril capsules

Top 10 Products (2009)

Valacyclovir
Simvastatin
Co-Amoxyclav
Ciprofloxacin and Combinations
Amoxycillin and Combinations
Isotretinoin
Ketorolac Tromethamine
Loratadine and Combinations
Ginseng+Vitamins
Cephalexin
Atorvastatin and Combinations





and a combination of Quinapril and Hydrochlorthiazide tablets. Covance (Losartan) was launched on Day-1, in Malaysia.

Musculoskeletal

In the Musculoskeletal segment, Ketorolac was the primary contributor to sales. In the US, Ranbaxy entered into an agreement with Validus Pharmaceuticals to market and distribute an Authorized Generic version of Rocaltrol (Calcitriol). The Company settled its litigation with Purdue Pharma, in the US, on Oxycodone Extended Release tablets, allowing the sale of the Authorized Generic version, for two months, in 2010. Leveraging synergies generated through the Hybrid Business Model, the Company launched Evista (Raloxifene), a product from Daiichi Sankyo, in Romania. Ranbaxy's flagship brand in this segment, Volini, attained leadership position in India, garnering more than 35 % market share. Volini was also featured amongst the Top 50 Indian brands.

Central Nervous System

The Central Nervous System segment recorded a healthy growth of 11%. The key products in this segment were Gabapentin and Sertraline. The two major products that deserve specific mention under this segment are Oxcarbazepine Suspension and Sumatriptan tablets. The Company successfully launched these key First-To-File products, in the US, with 180-days marketing exclusivity. The Company also signed a license and supply agreement with Syntropharma for its Selegiline transdermal patch. Ranbaxy's product portfolio was further strengthened as approvals were received for marketing Topiramate tablets, in the US; Risperidone tablets, in Australia and Ropinirole tablets, in Canada.

Gastrointestinals

Ranbaxy registered a double-digit growth of 10% in the Gastrointestinals segment. The Company made a promising Day-1 launch of Pantoprazole, in the major markets of Europe. Final approval was received from the US FDA to manufacture and market Famotidine and Glycopyrrolate tablets. The approval of Acetaminophen Extended Release tablets underscored Ranbaxy's, Over-The-Counter (OTC) presence, in the US. Ondansetron tablets were launched in Canada.

Dermatologicals

The Dermatological franchise received a major thrust during the year through the acquisition of brands and marketing rights from Ochoa Laboratories in India for their entire range of Dermatological products. These products complement Ranbaxy's existing strong franchise of Derma products, in India. The Company entered into two key strategic in-licensing agreements for the Indian market. A New Chemical Entity (NCE), Lulifin (Luliconazole) was launched under license from Summit Pharmaceuticals, Japan, and an agreement was signed with Medy-Tox, South Korea, to import and market a cosmetic product, Neuronox (purified Botulinum Toxin Type-A).

RESEARCH & DEVELOPMENT

EXPANDING HORIZONS OF KNOWLEDGE



Dr. Sudershan K. Arora (L)
President
Research & Development

Dr. Pradip Kumar Bhatnagar (R)
Senior Vice President
New Drug Discovery Research

Ranbaxy's commitment to offer affordable medicines is a key driver for the Company's Research and Development endeavors. Our committed team of scientists work constantly to build a healthy product pipeline and to develop cost-effective medicines.

New Drug Discovery Research

During the year, the Company made significant progress on its Anti-Malarial molecule. Phase III studies (P.falciparum) with the combination product (Arterolane maleate + Piperaquine phosphate) were started in India and Thailand. The Company also plans to commence Phase II studies in pediatric patients in India, soon. Another Investigational New Drug (IND) was filed with the Drugs Controller General of India (DCGI) to conduct Phase-II studies in patients of uncomplicated P.vivax malaria. An approval for grant of Rs 10 crore was received from the Department of Science and Technology (DST), India, for the clinical development of the combination treatment.

During the year, the Company completed Phase-I, Rising Single and Multiple Dose studies, in India, on one of the candidate compounds, in the Respiratory Segment under the GlaxoSmithKline (GSK) collaborative research program. In lieu of this, the Company received related milestone payments from GSK.



Approvals were received from the DCGI for conducting Age & Gender study in India and another approval was received from the National Medical Agency, Romania, for conduct of Phase-I (Food Effect) study, in Romania. In another project within the Respiratory segment, Ranbaxy received in-vivo, Proof of Concept related milestone payments.

During the year, the Drug Discovery team filed 5 patent applications and the Herbal Research team filed 4 patent applications, in India.

Pharmaceutical Research (Dosage Forms)

During the year, Ranbaxy launched 42 products including 7 First-to-Launch products for the domestic market, of which 15 were developed in-house, 22 were out-sourced and 5 were in-licensed.

In USA, 5 ANDAs including 1 potential P-IV First-To-File (FTF), were submitted.

In the European Union, 13 National Filings for 13 products [including 2 in-licensed products] in 8 EU Member States were filed and 4 products under De-Centralized Procedure were also filed in 24 EU Member States. In addition, Ranbaxy filed 6 products under the Mutual Recognition Procedure, in 20 EU Member States.

In other key markets, the Company made 209 filings. These included 15 in Russia (including CIS Countries), 5 each in Australia, China and South Africa and 4 each, in Brazil and Canada (Please refer Table-1 for global filing status).

During the year, the team filed 42 patents in India, including 12 patents in Novel Drug Delivery System.

Chemical Research (Active Pharmaceutical Ingredients)

In the area of Chemical Research, the emphasis continued on the development of novel (non-infringing/patentable) process know-how and the development of new polymorphic forms of APIs. Consequently, technology transfer was completed for 8 new APIs and scale-up studies were completed for 9 other New APIs. The Company also filed 179 Drug Master Files comprising 46 APIs, across various countries and 64 patents in India.


RANBAXY

Table-1: International Regulatory Filings and Approvals - Dosage Forms (Jan - Dec 2009)		
Markets	**Approvals**	**Filings^**
USA	**11**	**5**
Europe	**45**	**23**
National	34^	13*
MRP	7^^	6**
DCP	4^^^	4***
Other Key Markets		
Australia/ New Zealand	7	5
Brazil	2	4
Canada	5	4
China	-	5
Japan	2	-
Russia/CIS	9	15
South Africa	10	5
Other markets	154	171
Total	**245**	**237#**

* 9 products correspond to 11 filings and 2 in-licensed product filings
** 6 MRP filings in 20 CMS
*** 4 DCP filings in 24 CMS
^ 13 products correspond to 23 approvals and 11 in-licensed product approvals
^^ 7 MRP approvals in 19 CMS
^^^ 4 DCP approvals in 26 CMS
\# includes 4 out-sourced products

Table-2: International DMF Filings and Approvals - APIs (Jan - Dec 2009)*		
Markets	**Approvals (# of APIs)**	**Filings (# of APIs)**
USA	01 (01)	05 (05)
Europe	144 (12)	120 (20)
Brazil	-	02 (02)
Russia (incl. Ukraine)	02 (02)	04 (04)
China	-	06 (06)
South Africa	04 (04)	-
Other Markets	19 (16)	42 (28)
Total	**170 (26)**	**179 (46)**

* Doesn't include re-registrations & outsourced APIs
DMF: Drug Master File

Table-3: Patent Applications Filings and Acceptance/Grant (Jan-Dec 2009)				
Category	**Filings***	**Accepted / Granted Patents****		
		India	**USA**	**Total**
APIs	64	-	2	2
Dosage Forms	30	-	-	-
NDDS	12	-	-	-
NCEs	5	-	7	7
Herbal	4	-	-	-
Packaging	3	-	-	-
Analytical Development	2	-	-	-
Total	**120**	**-**	**9**	**9**

* These are 1st time (fresh) filings; not international or national filings of earlier applications filed in India
** These are unique patents - means any equivalent patents granted in other countries or published under PCT have not been counted.

FINANCIAL REVIEW

INVESTING IN THE FUTURE



Omesh Sethi
President and
Chief Financial Officer

2009 was an eventful year for the Company that saw change in management structure coupled with challenges from a volatile world economy impacting many facets of business. Ranbaxy's performance in such challenging times improved with turnaround in profits in 2009.

Consolidated Sales during the year stood at Rs. 73,441 Mn, which reflects a modest growth over 2008 sales of Rs. 72,555 Mn. There was a turnaround in the profitability of the Company with Earning before Interest Tax Depreciation and Amortisation (EBITDA) for the year at Rs. 11,991 Mn against a loss of Rs. 2,626 Mn for the previous year. Profit before Tax (PBT) for the year was Rs. 10,098 Mn against a loss of Rs. 15,000 Mn in 2008. At the Profit after Tax (PAT) level, the current year profit was at Rs. 3,107 Mn against a loss of Rs. 9,349 Mn in the previous year. The effective tax rate is higher in 2009 due to accounting treatment of taxes on unrealised profits and partial impairment of deferred tax assets in accordance with Accounting Standard 22 of Indian GAAP. Such tax adjustments are non-cash in nature and are expected to be normalised over the coming quarters.

Sales in the emerging markets of Asia Pacific, India, Africa and Latin America


Sales & Earnings Performance
80,000
60,000
40,000
20,000
-
(20,000)
Sales Rs. Million
72,555
(15,000)
(9,349)
73,441
10,098
3,107
2008
Year
2009
Sales
EBT
PAT

(LATAM) were higher during the year. The regulated markets including North America and Europe were affected due to the economic slowdown.

The contribution to sales of Developed markets was 39%, Emerging markets was 54%, and API was 7%. The second half of the year saw Developed markets fare better than the Emerging markets with the launch of two First-To-File (FTF) products in the USA, viz. Valacyclovir and Oxcarbazepine Suspension.

Improved EBITDA and EBT for the year was aided by (a) FTF products sales in the USA, (b) Continued focus on cost optimisation and rationalisation of business models across countries and (c) Favorable forex movement.

With respect to the currency volatility, the adverse impact on Ranbaxy's performance was significant in 2008 which continued through the first half of 2009. Since then, majority of the losses due to the Dollar movement have been reversed with the subsequent strengthening of the Indian Rupee in the second half of 2009. Despite improved profits in 2009, the Company still has carried forward losses. In view of this, dividend has not been proposed for the year.

Working capital and cash flows reflect overall improvement despite tight liquidity conditions in many markets that we operate in. In addition to the impact on Company's operations due to the economic slow down and the currency volatility, Ranbaxy faced adverse regulatory action in 2009, in regard to Application Integrity Policy, to Paonta Sahib (India) and warning letter to Gloversville (US). The Company is continuously making efforts for an early resolution of the issues and is cooperating with the concerned authorities.

The Company is continuing to enhance the control and risk management environment across the organisation. Since the Company is a subsidiary of Daiichi Sankyo, it has initiated an exercise to be compliant with the Japanese Sox (J-Sox).

Information technology continued to globalise and simplify information flow at Ranbaxy. Significant efforts helped successfully achieve J-Sox compliance and improve productivity at the same time.

Our enterprise SAP system was further expanded with the roll-out to additional subsidiaries. Broadening the scope of the single platform approach we have also implemented SAP's Governance Risk and Compliance modules, as well as, functionality to automate financial consolidation and enhance management reporting. This streamlines and automates much of the required reporting for J-Sox compliance. Our Global Data Center continues to be ISO 27001 compliant, one of the highest international IT security standards. This certification is in conjunction with our on-going efforts to secure protect intellectual property.

To sum up, Ranbaxy is confident of its future with a strong pipeline, wide geographic presence and looks forward to capitalising on many new initiatives. These include our journey to enter the vaccine space with the acquisition of a manufacturing facility in Bangalore as well as enlarging the scope of synergies from the Hybrid Business Model with Daiichi Sankyo. These will help the Company improve its growth trajectory in the coming years.

GLOBAL HUMAN RESOURCES



Bhagwat Yagnik
Head
Global Human Resources

ONE TEAM MANY OPPORTUNITIES

In the knowledge driven, dynamic pharmaceutical industry, people are the most critical drivers of growth. The passion, commitment and steadfast performance focus of our over 13000 strong, diverse workforce is the foundation supporting and upholding Ranbaxy. As a Company, we constantly strive to adapt people management practices and invest in robust systems and processes that bind us across the globe, encouraging them to seek unity in purpose and vision.

The year 2009 was characterised by change and management transition, with the landmark deal between Ranbaxy and Daiichi Sankyo resulting in the formation of a powerful Hybrid Business Model. The Ranbaxy Executive Leadership was reconstituted and the organisation structure realigned, for building a more robust and integrated global business model. Along with facilitating this transition, HR has a renewed focus on increasing alignment with business and delivering organisational expectations.

Further, to leverage Ranbaxy and Daiichi Sankyo's respective strengths, the Synergy initiative was commenced to identify potential growth opportunities. These changes are an endeavour to create an enabling global organisation structure, with higher responsiveness to external challenges.

The Indian Pharmaceutical industry is on the threshold of exponential growth and it





is imperative for us to mobilize our resources to capitalise on the opportunities ahead. Identifying and developing potential talent in a short span of time to meet this demand was a great achievement for Ranbaxy's HR in 2009. Establishing dominant market supremacy in India is a key strategic priority for the Company and there will be a greater focus on building synergy, improving response time and ensuring talent pool availability in 2010.

With the plethora of unprecedented growth opportunities, there needs to be a conscious effort by organisations to develop, nurture and retain talent. For Ranbaxy, talent management was a key focus area and in 2009 we continued to strengthen our management bandwidth by inducting professionals. Specific behavioural and Organisational Development interventions were targeted towards creating inter-departmental role clarity and coordination, to clarify internal customer concept and create better functional responsiveness.

Building employee engagement and commitment, forms a cornerstone at Ranbaxy. Engagement initiatives have specifically targeted four key areas- Learning and Development, Performance Management, Recognition and Career Development. To provide greater career opportunities to employees, an online internal job posting system, 'VECTOR', was launched globally to facilitate internal movements and lateral career shifts. International development opportunities are encouraged to ensure greater people mobility across geographies.

Sustained success for an organization presupposes an unwavering concentration on leadership development and strengthening the talent pipeline at all levels. At Ranbaxy, learning and development initiatives are directed towards enhancing the effectiveness of employees and we believe in building human capabilities by exposing our people to a wide variety of business complexities and providing them with greater empowerment and responsibility at all levels.

Reward and recognition is yet another critical component in Ranbaxy's HR strategy. Our rewards philosophy was redefined towards making it more performance oriented and business driven, at the same time, acknowledging an employee's commitment to growth. We believe that a culture of appreciating all big and small achievements is crucial to developing a motivated, contributing workforce. Along with an increased focus on providing instantaneous recognition of special efforts, the "Global Appreciate Awards" held for the third year running in May 2009, remains an important platform to felicitate outstanding employee achievements.

The most important stepping stone to building an employee sensitive organization is consistent ongoing feedback from the employees. To this end, our Global Engagement Survey was rolled out in November 2009 to capture the voice of our people. This will be an invaluable tool to measure the effectiveness of our initiatives, take planned action and build a culture of transparency and trust, going forward.

In a move to ensure compliance with the highest ethical standards that Ranbaxy strives for, the Code of Conduct for employees has been revised with guidelines for better compliance. The Code of Conduct will serve as an ethical roadmap in all our practices and is a joint commitment by the Company and all the employees for ensuring high business integrity.

As we enter 2010 with renewed confidence, the Company will continue to strengthen people processes and follow best practices to nurture and empower people. We aim to harbour a strong culture of productivity, responsibility and learning. We are optimistic that the energy and enthusiasm of our people will continue to be a source of competitive strength for the Company and will play a critical role in its future growth.

CORPORATE SOCIAL RESPONSIBILITY AND ENVIRONMENT, HEALTH & SAFETY

FORMULATING A SUSTAINABLE FUTURE



Ramesh L. Adige
President - Corporate Affairs
& Global Corporate Communications

Corporate Social Commitment and Public Service is deeply embedded into the cultural fabric of Ranbaxy. Over the years serious efforts have been directed towards making a meaningful contribution to uplifting and transforming the lives of the underprivileged. The Company is also extremely conscious of its duty and responsibility towards the environment. We continue to make sincere efforts to promote good health, social development and better environment, through various Company programs that contribute to sustainable, all round growth.

Corporate Social Responsibility (CSR)

In 1978, in the wake of the grim health scenario in India, Ranbaxy realised the urgency to reach out to the underprivileged sections of society that had little or no access to basic healthcare. The Company took a conscious decision to contribute towards the national objective "Health For All". Towards this end, the "Ranbaxy Rural Development Trust" was set up and the first well equipped mobile healthcare van was introduced, in certain underserved areas of Punjab. As the programme grew, the Ranbaxy Community Healthcare Society (RCHS), an independent body, was created, that is devoted to the health of the disadvantaged. Today, multiple well equipped mobile healthcare vans and an urban family welfare centre, run by

Ranbaxy, benefit over 2 lakh people, in certain identified areas in the states of Punjab, Haryana, Himachal Pradesh, Madhya Pradesh and Delhi.
The programme is based on an integrated approach of preventive, promotive and curative services, covering areas of maternal child health, family planning, reproductive health, adolescent health, health education including AIDS awareness.





During 2009, maternal and infant mortality were the focus of particular attention and efforts in these areas were intensified in RCHS serviced areas. The results of these interventions have been most encouraging and the general health profile of the local community has shown further improvement in terms of coverage for immunisation, vitamin A deficiency and family planning. The problem of malnutrition has been addressed to a large extent and birth rates and infant mortality rates have declined substantially. Amongst women, the risk of mortality due to pregnancy or child birth has also been reduced when compared with the prevailing level of risk, in India and other developing countries.

Ranbaxy has also dovetailed its CSR efforts in a manner that is synchronous with the larger health goals of the State and Central Government. RCHS continued to work actively on critical issues related to HIV/AIDS, tuberculosis, malaria, polio, non-communicable chronic diseases and female foeticide. RCHS also continued its partnership with the Voluntary Health Association of Punjab for the project on Reproductive Child Health (RCH), in the districts of Nawanshehar and Fatehgarh Sahib, in Punjab and achieved the targets set under the RCH-II plan, of the Government of India.

Ranbaxy entered into a Public Private Partnership (PPP) with the Punjab State Government, to deliver healthcare services in identified districts of Punjab. The programme will be rolled out in a phased manner.

In order to encourage scientific endeavour in the country, Ranbaxy presented Research Awards and Ranbaxy Science Scholar Awards to 12 outstanding Indian scientists and 9 brilliant young scholars. Symposia and Round Table Conferences were also organised on topics related to women's health, immunogenomics of infectious diseases and pandemic influenza.

Environment, Health and Safety (EHS)

Ranbaxy remains committed to excellence through the discipline of process and continual improvement in EHS performance aimed at minimising risks. While there is a great emphasis and considerable investment being made in improving our EHS performance, we firmly believe that the nucleus of our excellence lies in the responsible behaviour of our employees. The involvement of management and staff in the collaborative development of solutions to improve EHS performance is a key strategy for excellence.

EHS Management System (EHSMS)

Ranbaxy's EHSMS is a global framework employed to standardise the EHS processes and practices. It is used for identification of EHS aspects and their impact, prioritise EHS objectives, engage all personnel in support of EHS objectives, and implement the improvement plans.

The performance metrics were further strengthened through the introduction of an EHS Dashboard, a single window for all EHS related aspects, within the Company. Ranbaxy's 'N'Vizion' incident Tracking System was


TRAINING
NEW BORN


RANBAXY, DEWAS
NATIONAL SAFETY DAY
4th MARCH
SAFETY IS A MISSION
NOT AN INTERMISSION


रैनबैक्सी


RANBAXY
NATIONAL SAFETY DAY

extended to all operating locations, globally, to integrate the entire Company.

The Corporate EHS Committee reviewed the performance of EHS during 2009. An EHS Functional Meet was organised to share achievements, experiences and learnings. It provided a platform for setting new goals, cross-pollination of ideas and sharing best practices. The year saw the introduction of cross-locational EHS audits in manufacturing locations, within India.

Environment

All equipment and infrastructure for environmental management was in conformity with regulatory standards throughout the year. The Dewas site saw the up-gradation of the Effluent Treatment Plant, the installation of Multi Effect Evaporators and Agitated Thin Film Driers. A number of Innovative 'Green Technologies' like the Heat Pump, the Refrigeration Chiller (with total Heat Recovery System), Variable Refrigerant Volume (VRV) System, were deployed in recent projects at our Baddi Dosage Form (DF) site, in Himachal Pradesh. These have also been instrumental in reducing the load on the Effluent Treatment Plant.

Occupational Health and Safety

Our inherent belief that all workplace illnesses and injuries are preventable has been the driving force in keeping our manufacturing sites, R&D and Corporate Office safe. Numerous positive initiatives were undertaken during the year to enhance workplace safety. Our Dewas site further added a road safety initiative to educate employees, contractors and the local community on positive road behaviour. Emergency preparedness at Ranbaxy was ensured through regular table top and mock drills exercises, at all manufacturing sites as well as at R&D.

Additionally, a safety audit by The National Safety Council was conducted during the year at our Mohali API manufacturing facility. Extensive safety training programs, both by internal as well as external specialists, were also conducted at all manufacturing sites including those of our business partners, engaged in contract manufacturing.

Ranbaxy's abiding concern for society extends beyond its business. We remain committed to the communities we serve and amongst whom, we operate, with the desire to bring about long term well being.



1. THE COMPANY'S PHILOSOPHY ON CODE OF CORPORATE GOVERNANCE

In order to ensure sustainable returns to all stakeholders of the business, it is imperative, especially for large organizations, to adopt and follow certain policies, procedures and processes, which together constitute a "Code of Corporate Governance". It is important that such a Code is institutionalized, to ensure transparency, consistency and uniformity of decision making processes and actions. Ranbaxy has always believed in such a "Sound" Code of Corporate Governance, as a tool for highest standards of management and business integrity.

2. BOARD OF DIRECTORS

The details of Directors on the Board of the Company as on December 31, 2009, is as under:

Name of the Director	Category	Number of Directorships held in other Companies@	Number of Board Committee memberships held in other companies ^	Number of Chairmanship of Board Committees held in other companies^
Dr. Tsutomu Une, Chairman	Non-Executive-Non-Independent	–	–	–
Mr. Takashi Shoda	-do-	–	–	–
Dr. Anthony H. Wild	Non-Executive-Independent	–	–	–
Mr. Akihiro Watanabe	-do-	–	–	–
Mr. Percy K. Shroff	-do-	–	–	–
Mr. Rajesh V. Shah	-do-	6	1	–
Mr. Atul Sobti, CEO & Managing Director	Executive	–	–	–

@ Excludes private, foreign companies and companies registered under section 25 of the Companies Act, 1956.

^ Includes only the membership of Audit and Shareholders'/Investors' Grievance and Share Transfer Committees of public limited companies.

Notes:

1. Mr. Percy K. Shroff was appointed as the Director of the Company on March 27, 2009, in the casual vacancy caused by the resignation of Mr. Harpal Singh.
2. At the Board meeting held on May 24, 2009, Mr. Malvinder Mohan Singh stepped down as Chairman, CEO & Managing Director; and Mr. Balinder S. Dhillon, Independent Director, Mr. Sunil Godhwani, Non-executive- Non-Independent Director and Mr. Atul Sobti, the Chief Operating Officer and Whole-time Director, resigned from the Directorship of the Company with immediate effect.
3. At the subsequent Board meeting held on May 24, 2009, Dr. Tsutomu Une was elected as Chairman of the Board of Directors of the Company and Mr. Atul Sobti was appointed as a Director of the Company in the casual vacancy caused by the resignation of Mr. Vivek Mehra. The Board also appointed Mr. Sobti as the CEO & Managing Director of the Company effective May 24, 2009 for a period of 3 years which was approved by the Shareholders vide resolution passed by Postal Ballot with overwhelming majority.
4. None of the Directors are related inter-se.

3. BOARD MEETINGS

Dates of Board meetings are fixed in advance for the financial year and agenda papers are circulated to Directors in advance.

Meetings and Attendance

During the year 2009, nine Board Meetings were held on January 22, March 16, March 27, April 24, May 24 (two meetings), May 29, July 24 and October 26, 2009.

Attendance of Directors at Board Meetings and at the Annual General Meeting (AGM)		
Name of the Director	**No. of Board Meetings attended**	**Whether attended the AGM held on May 29, 2009**
Dr. Tsutomu Une	9	Yes
Mr. Takashi Shoda	8	Yes
Dr. Anthony H. Wild	6	Yes
Mr. Akihiro Watanabe	7	Yes
Mr. Percy K. Shroff	6	Yes
Mr. Rajesh V. Shah	8	Yes
Mr. Atul Sobti	9	Yes
Mr. Malvinder Mohan Singh	5	N.A.
Mr. Sunil Godhwani	4	N.A.
Mr. Balinder S. Dhillon	5	N.A.

4. COMMITTEES OF THE BOARD

(i) Audit Committee

The Audit Committee has been constituted as per Section 292A of the Companies Act, 1956 and the guidelines set out in the Listing Agreements with the Stock Exchanges. The terms of reference include -

- Overseeing financial reporting processes.
- Reviewing periodic financial results, financial statements and adequacy of internal control systems.
- Approving internal audit plans and reviewing efficacy of the function.
- Discussion and review of periodic audit reports.
- Discussions with external auditors about the scope of audit including the observations of the auditors.
- Recommend to the Board appointment of the statutory auditors and fixation of audit fees.
- Reviewing with the management, the statement of uses / application of funds raised through an issue (public, rights, preferential issue of securities etc.)
- Reviewing with the management the performance of statutory and internal auditors.

Minutes of meetings of the Audit Committee are circulated to members of the Committee and the Board.

Composition and Attendance

During the year 2009, five meetings of the Audit Committee were held on January 22, March 27, April 24, July 23 and October 25, 2009. The composition of the Committee and details of the meetings attended by the members during the year are as under:

Name of the Member	No. of Meetings attended
Mr. Akihiro Watanabe, Chairman	3
Dr. Tsutomu Une	5
Dr. Anthony H. Wild	2
Mr. Percy K. Shroff	2
Mr. Rajesh V. Shah	5
Mr. Sunil Godhwani	2
Mr. Balinder S. Dhillon	3
Permanent Invitees	
Mr. Malvinder Mohan Singh	3
Mr. Atul Sobti	5

Notes:

1. The Audit Committee of the Company was reconstituted on May 24, 2009 as per details :

    (i) Dr. Tsutomu Une was co-opted as a member of the Committee;

    (ii) Mr. Sunil Godhwani and Mr. Balinder S. Dhillon ceased to be members of the Committee; and

    (iii) Mr. Malvinder Mohan Singh ceased to be the permanent invitee of the Committee.

2. Dr. Tsutomu Une attended five meetings of the Committee during the year. Of these, three were in his capacity as a Permanent Invitee.

3. Dr. Anthony H. Wild and Mr. Percy K. Shroff were co-opted as members of the Committee on June 18, 2009.

Members of the Audit Committee have requisite financial and management expertise and have held or hold senior positions in reputed organizations.

The Statutory Auditors, Internal Auditor and the Chief Financial Officer of the Company are invited to attend and participate at meetings of the Committee.

The Company Secretary acts as the Secretary to the Committee.

(ii) Compensation Committee

The Compensation Committee has been constituted as per the provisions set out in the SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999. The terms of reference include -

- Administration and superintendence of Employee Stock Option Schemes (ESOS).
- Formulation of the detailed terms and conditions of the ESOS.
- Grant of stock options.
- Recommendation for fixation and periodic revision of compensation of the Managing Director and Executive Directors to the Board for approval and review and approve compensation policy (including performance bonus, incentives, perquisites and benefits) for senior management personnel.

Minutes of meetings of the Compensation Committee are circulated to members of the Committee and the Board.

Composition and Attendance

During the year 2009, three meetings of the Compensation Committee were held on January 21, March 27 and July 23, 2009. The composition of the Committee and details of the meetings attended by the members during the year are as under:

Name of the Member	No. of Meetings attended
Mr. Rajesh V. Shah, Chairman	2
Dr. Tsutomu Une	3
Mr. Percy K. Shroff	1
Dr. Anthony H.Wild	1
Mr. Balinder S. Dhillon	2
Mr. Sunil Godhwani	2
Permanent Invitees	
Mr. Malvinder Mohan Singh	1
Mr. Atul Sobti	-

Note:

The Compensation Committee of the Company was reconstituted on May 24, 2009 as per details:

i) Mr. Balinder S. Dhillon ceased to be the Chairman & Member of the Committee;

ii) Mr. Sunil Godhwani and Mr. Malvinder Mohan Singh ceased to be the member & permanent invitee respectively of the Committee;

iii) Mr. Rajesh V. Shah was appointed as Chairman of the Committee; and

iv) Dr. Anthony H. Wild and Mr. Percy K. Shroff were co-opted as members and Mr. Atul Sobti as a permanent invitee of the Committee.

Remuneration Policy

The Remuneration Policy of the Company for managerial personnel is primarily based on the following criteria:

- Performance of the Company, its divisions and units.
- Track record, potential and performance of individual managers and
- External competitive environment.

Remuneration of Directors

Remuneration of Executive Directors is decided by the Board based on recommendations of the Compensation Committee as per the remuneration policy of the Company, within the ceiling fixed by the shareholders. The details of the remuneration of Executive Directors for the year ended December 31, 2009 are as under:

Name of the Director	Salary & Allowances	Commission	Perquisites	Retiral Benefits	Stock Options	Service Contract	
						Tenure	Notice Period & Severance Fee
	Rs.Lacs						
Mr. Malvinder Mohan Singh	782.52		47.08	182.61			
Mr. Atul Sobti	419.99	316.45	1.28	24.08	50,000 granted on 21.1.2009 at an exercise price of Rs. 216 per share	3 years	6 months

Notes:

1. Remuneration paid to Mr. Malvinder Mohan Singh is for the period from 1.1.2009 to 24.5.2009, the day he stepped down as Chairman, CEO & Managing Director of the Company. He was also paid Rs.661.88 lacs and Rs. 899.04 lacs towards leave encashment and gratuity respectively.
2. The remuneration paid to Mr. Atul Sobti comprises of remuneration paid to him as Chief Operating Officer and Whole-time Director upto May 23, 2009 and subsequently as CEO & Managing Director of the Company effective May 24, 2009.
3. Remuneration of Executive Directors consists of fixed component and commission which is linked with the profit of the Company.
4. Retiral benefits are exclusive of provision for future liabilities in respect of retirement benefits (which are based on actuarial valuation done on overall Company basis).
5. The market price of the share of the Company on January 20, 2009 was Rs. 215.15. Hence the aforesaid options were not granted at a discount. The options granted are exercisable till expiry of ten years from the date of grant. Vesting period will commence on the expiry of one year from the date of grant of options and the entitlement will be in the graduated scale over a period of five years as provided in the Employees Stock Option Scheme of the Company.
6. Mr. Malvinder Mohan Singh was paid Rs.4,813.83 lacs as compensation for loss of office pursuant to the Employment Agreement and Separation Agreement entered with him.

Remuneration to Non-Executive Directors

Remuneration to Non-Executive Directors comprises commission and sitting fees. The shareholders of the Company at their Annual General Meeting held on May 29, 2009 approved the payment of commission to Non-Executive Directors not exceeding 1% of the net profits of the Company as computed under the relevant provisions of the Companies Act, 1956. The Board of Directors determines the commission payable to the Non-Executive Directors keeping in view the independent status, contribution at the Board and Committee meetings and responsibilities considering the extensive global operations of the Company.

Details of remuneration paid to the Non-Executive Directors for the year ended December 31, 2009 are as under:

Name of the Director	Commission (Rs.Lacs)	Sitting Fees (Rs. Lacs)
Dr. Tsutomu Une	25	4.15
Mr. Takashi Shoda	25	2.20
Mr. Rajesh V. Shah	30	2.80
Mr. Percy K. Shroff	30	1.70
Dr. Anthony H. Wild	30	2.00
Mr. Akihiro Watanabe	30	1.80
Mr. Balinder S. Dhillon	–	2.10
Mr. Sunil Godhwani	–	2.10

None of the present Non-Executive Directors holds any shares in the Company.

(iii) Science Committee

Terms of Reference of Science Committee include -

- Approval of focus areas of research, especially New Drug Discovery Research (NDDR) and Novel Drug Delivery Systems (NDDS); and
- Monitoring progress of NDDR and NDDS.

Minutes of meetings of the Science Committee are circulated to members of the Committee and the Board.

Composition and Attendance

During the year 2009, one meeting of the Science Committee was held on April 23, 2009. The composition of the Committee and the attendance of the members at the said meeting is as under:

Name of the Member	No. of Meetings attended
Dr. Tsutomu Une, Chairman	1
Mr. Takashi Shoda	1
Dr. Anthony H. Wild	1
Mr. Atul Sobti	1*
Mr. Malvinder Mohan Singh	1
Mr. Sunil Godhwani	–
Permanent Invitees	
Head of R&D Division of the Company	1

* Attended the meeting as a permanent invitee

Mr. Malvinder Mohan Singh and Mr. Sunil Godhwani ceased to be members of the Committee w.e.f. May 24, 2009. Mr. Atul Sobti was co-opted as a member of the Committee w.e.f. July 24, 2009.

(iv) Management Committee

The Management Committee was dissolved by the Board of Directors effective July 24, 2009.

(v) Shareholders'/Investors' Grievance and Share Transfer Committee

The Shareholders'/Investors' Grievance and Share Transfer Committee has been constituted as per the provisions set out in the Listing Agreement. The terms of reference include -

- Approve transfers, transmissions, issue of duplicate certificates, transpositions, change of names etc. and to do all such acts, deeds, matters and things as connected therein.
- Review complaints of the shareholders and action taken by the Company.

Minutes of meetings of the Shareholders'/Investors' Grievance and Share Transfer Committee are circulated to members of the Committee and the Board.

Composition and Attendance

During the year 2009, four meetings of the Committee were held on January 21, March 16, July 23 and November 30, 2009.

Name of the Member	No. of Meetings attended
Mr. Percy K. Shroff, Chairman	2
Dr. Tsutomu Une	3
Mr. Atul Sobti	4
Mr. Malvinder Mohan Singh	2
Mr. Balinder S. Dhillon	2
Mr. Sunil Godhwani	2

Note:

The Shareholders'/Investors' Grievance and Share Transfer Committee of the Company was reconstituted on May 24, 2009, as per details :

a) Mr. Sunil Godhwani ceased to be the Chairman and Member of the Committee;

b) Mr. Malvinder Mohan Singh and Mr. Balinder S. Dhillon ceased to be members of the Committee; and

c) Mr. Percy K. Shroff was co-opted as a Member and appointed as Chairman of the Committee.

The Company addresses all complaints, suggestions and grievances expeditiously and replies have been sent/issues resolved usually within 15 days except in case of dispute over facts or other legal constraints.

The Company received 49 shareholders' complaints which inter-alia include non-receipt of dividend, annual report, split shares, non-receipt of share certificates etc. The complaints were duly attended to and the Company has furnished necessary documents/information to the shareholders.

The Shareholders'/Investors' Grievance and Share Transfer Committee reviews complaints received and action taken by the Company in this regard.

No requests for share transfers are pending except those that are disputed or sub-judice.

Mr. S.K. Patawari, Company Secretary is the Compliance Officer of the Company.

5. GENERAL BODY MEETINGS

Details of the General Meetings held in the last three years:

I. Annual General Meeting

Year	Date	Day	Time	Venue	Special Resolutions Passed
2007	31-5-2007	Thursday	11.00 A.M.	The National Institute of Pharmaceutical Education & Research, Sector 67, S.A.S. Nagar, Punjab	No Special Resolution passed
2008	30-5-2008	Friday	11.00 A.M.	The National Institute of Pharmaceutical Education & Research, Sector 67, S.A.S. Nagar, Punjab	- Appointment of Dr. Brian W. Tempest as an "Advisor" to Ranbaxy Europe Ltd., a wholly owned subsidiary of the Company for a period of three years effective January 1, 2008. - Approval for amendment in existing Employees Stock Option Scheme(s) of the Company to provide that Stock Options granted and outstanding in the hands of the employees who may be transferred to any entity affiliated to the Company would vest on the date of transfer of such employees provided one year has elapsed between the date of grant of stock options and date of such transfer.
2009	29-5-2009	Friday	11.00 A.M.	The National Institute of Pharmaceutical Education & Research, Sector 67, S.A.S. Nagar, Punjab	- Approval under Section 309(4) of the Companies Act, 1956 for payment of commission to the Non-executive Directors of the Company, not exceeding one percent of net profits of the Company in the aggregate for all the Non-executives Directors in a financial year, for a period of five years commencing from January 1, 2009.

II. Extra-ordinary General Meeting

Year	Date	Day	Time	Venue	Special Resolutions Passed
2008	15-7-2008	Tuesday	9.00 A.M.	Confederation of Indian Industry (CII), Block No. 3, Sector-31 A, Dakshin Marg, Chandigarh	- Approval under Section 81(1A) of the Companies Act, 1956 for issue of Equity Shares and Warrants of the Company on preferential basis to Daiichi Sankyo Company, Limited, Japan. - Approval for amendment to the existing Employees Stock Option Scheme(s) of the Company to the effect that maximum number of stock options that may be granted to individual management employee in a year be increased from 40,000 to 3,00,000.

Postal Ballot

During the year, the shareholders of the Company passed two ordinary resolutions through postal ballot. Detailed procedure followed by the Company is provided hereunder:

1. The Board of Directors of the Company (" Board") in its meeting held on July 24, 2009, sought the approval of the shareholders through postal ballot for the following two items as Ordinary resolutions:

   Item No. 1 Appointment of Mr. Malvinder Mohan Singh as Chairman, CEO & Managing Director for the period from December 19, 2008 to May 24, 2009 (the date he stepped down from the said positions) and payment of remuneration to him for the said period;

   Item No. 2 Appointment of Mr. Atul Sobti as Chief Executive Officer & Managing Director of the Company and payment of remuneration to him for a period of three years effective May 24, 2009.

   The Board appointed Mr. Sooraj Kapoor, a Practising Company Secretary and Ex-Registrar of Companies, as Scrutinizer for conducting the postal ballot process.

2. The Notice of the Postal Ballot dated July 31, 2009, Postal Ballot form and self-addressed pre-paid postage envelope were sent to the shareholders. The last date for receipt of the Postal Ballot form from the Shareholders was September 14, 2009.

3. Mr. Sooraj Kapoor submitted his report dated September 18, 2009 with the Company and based on the said report, results of Postal Ballot were declared on September 22, 2009 as under:

Item No.	No. of Valid Ballots Received	No. of Invalid Ballots Received	Votes cast in favour	Votes cast in against
1.	5831	324	274,337,559 (99.83%)	453,472 (0.17%)
2.	5686	469	274,623,671 (99.95%)	135,387 (0.05%)

The Resolutions were approved by the overwhelming majority of the shareholders. The results were also published in Financial Express and Punjabi Tribune and posted on the website of the Company.

6. CODE OF CONDUCT

The Code of Conduct for the Directors and Employees of the Company is posted on the website of the Company.

Declaration as required under Clause 49 of the Listing Agreement

All Directors and Senior Management personnel of the Company have affirmed compliance with the provisions of the Ranbaxy Code of Conduct for the financial year ended December 31, 2009.

Atul Sobti
CEO & Managing Director

Gurgaon (Haryana)
February 22, 2010

7. Certificate from CEO and CFO

Certificate from CEO & CFO for the financial year ended December 31, 2009 has been provided elsewhere in the Annual Report.

8. DISCLOSURES

A. Related Party Transactions

The Company has not entered into any transaction of material nature with the promoters, the Directors or the management, their subsidiaries or relatives etc. that may have any potential conflict with the interests of the Company.

B. Disclosure of Compliances by the Company

During the last three years, no penalties or strictures have been imposed on the Company by the Stock Exchanges or SEBI or any other statutory authorities on matters related to capital markets.

C. Disclosure of Accounting Treatment

There has not been any significant changes in the accounting policies during the year.

D. Risk Management

The Company has a procedure to inform the Board about the risk assessment and minimisation procedures. The Board of Directors periodically reviews the risk management framework of the Company.

E. The Company has complied with all the mandatory requirements and has adopted non-mandatory requirements as per details given below:

(1) **The Board**

The Company maintains the Office of the Chairman at its Corporate Office at Plot No. 90, Sector 32, Gurgaon-122001 Haryana and also reimburses the expenses incurred in performance of his duties.

There is no fixed tenure for Independent Directors.

(2) **Remuneration Committee**

The Company has constituted Compensation Committee as detailed in 4(ii) hereinabove. The Chairman of the Compensation Committee is an independent director and was present at the last Annual General Meeting.

(3) **Shareholders Rights**

The quarterly financial results are published in the newspapers as mentioned under the heading "Means of Communication" at Sl. No. 9 hereinbelow and also displayed on the website of the Company. The results are not separately circulated to the shareholders.

(4) **Audit qualifications**

There are no audit qualifications in the Company's financial statements for the year under reference.

(5) **Training of Board Members**

No specific training programme was arranged for Board members. However, at the Board/ Committee meetings detailed presentations are made by Professionals, Consultants as well as Senior Executives of the Company on the business related matters, risk assessment, strategy, effect of the regulatory changes etc.

(6) **Mechanism for evaluating Non-Executive Board Members**

The Company has not adopted any mechanism for evaluating individual performance of Non-Executive Directors.

(7) **Whistle Blower Policy**

The Company has laid down a Code of Conduct for all its employees across the organisation. The Code of Conduct of the Company lays down that the employees shall promptly report any concern or breach and suggests not to hesitate in reporting a violation or raising a policy concern to the Code Compliance Cell or concerned superior. The Code provides that the Company shall support and protect employees for doing so. The Company does not have a Whistle Blower Policy.

9. MEANS OF COMMUNICATION

(a) The Company regularly intimates unaudited as well as audited financial results to the Stock Exchanges immediately after these are taken on record by the Board. These financial results are normally published in the Business Standard/ Financial Express, the Punjabi Tribune and are displayed on the website of the Company www.ranbaxy.com. Further in compliance of Clause 52 of the Listing Agreement, the above information and other communication sent to Stock Exchanges have also been filed under Corporate Filing and Dissemination System (CFDS) and are available at website, www.corpfiling.co.in.

The official news releases and the presentations made to the investors/analysts are also displayed on the Company's website.

(b) Management Discussion and Analysis Report forms part of the Report of the Directors.

10. SHAREHOLDER INFORMATION

Annual General Meeting

Date : May 10, 2010

Time : 11.00 A.M.

Venue : The National Institute of Pharmaceutical Education and Research (NIPER)
Sector-67, S.A.S. Nagar
(Mohali)- 160 062 (Punjab).

No Special resolution is proposed to be passed by Postal Ballot at the aforesaid Annual General Meeting.

Financial Calendar -

Adoption of Quarterly Results for the quarter ending*	**3rd/4th week of**
– June 30, 2010	July 2010
– September 30, 2010	October 2010
– December 31, 2010	January 2011
– March 31, 2011	April 2011

* Subject to the amendment in the Listing Agreements.

Book Closure Dates

May 3, 2010 to May 10, 2010
(both days inclusive)

LISTING ON STOCK EXCHANGES

The Equity Shares of the Company as on December 31, 2009, were listed on the Bombay Stock Exchange Ltd. and National Stock Exchange of India Ltd. Global Depository Receipts (GDRs) are listed on the Stock Exchange at Luxembourg. Foreign Currency Convertible Bonds (FCCBs) have been listed with the Singapore Exchange Securities Trading Limited.

The Company confirms that it has paid annual listing fees due to the Stock Exchanges for the year 2009-2010.

STOCK CODE

1. The National Stock Exchange of India Ltd. - Ranbaxy
2. Bombay Stock Exchange Ltd. - 359 (Physical)
   500359 (Demat)

REGISTRAR AND TRANSFER AGENTS

M/s. Alankit Assignments Ltd. (Alankit), 2E/8, 1st Floor, Jhandewalan Extension, New Delhi-110 055 is the Registrar and Share Transfer Agent for physical shares of the Company. Alankit is also the depository interface of the Company with both National Securities Depository Ltd. (NSDL) and Central Depository Services (India) Ltd. (CDSL).

However, keeping in view the convenience of shareholders, documents relating to shares will continue to be received by the Company at Corporate Office of the Company at Plot No. 90, Sector 32, Gurgaon-122001 (Haryana) Tel No. 91-124-4135000, Registered Office at A-11, Industrial Area Phase-III, Sahibzada Ajit Singh Nagar (Mohali)-160055, (Punjab) and Head Office at 12th Floor, Devika Tower, 6, Nehru Place, New Delhi-110019 Tel No. 91-11-26237508; email address: secretarial@ranbaxy.com.

Market Price Data (Rs.)

Month	Bombay Stock Exchange (BSE)		National Stock Exchange (NSE)	
	High	Low	High	Low
January 2009	257.70	161.15	257.70	165.10
February 2009	244.00	159.65	244.00	159.25
March 2009	169.00	133.15	168.85	133.10
April 2009	202.20	160.00	202.00	160.00
May 2009	286.40	167.60	286.45	167.50
June 2009	311.80	242.70	312.30	242.55
July 2009	289.95	236.00	298.60	236.00
August 2009	348.00	257.00	346.00	257.40
September 2009	417.80	312.10	418.60	312.20
October 2009	419.40	362.05	419.50	362.05
November 2009	460.75	374.00	461.80	374.10
December 2009	538.00	454.00	538.45	455.10

SHARE TRANSFER SYSTEM

With a view to expedite the process of share transfers, the Board of Directors of the Company has delegated the power of share transfer to some of the Directors with appropriate individual limits. The delegated Director(s) attend(s) to the share transfer formalities once in a fortnight. The shares for transfers received in physical form are transferred expeditiously, provided the documents are complete and the shares under transfer are not under any dispute. The share certificates duly endorsed are returned immediately to shareholders. Confirmation in respect of the requests for dematerialisation of shares is sent to the respective depositories i.e. NSDL and CDSL expeditiously.

DEMATERIALIZATION OF SHARES

The shares of the Company are in compulsory demat segment and are available for trading in the depository systems of both NSDL and CDSL. As on December 31, 2009, 412,597,279 equity shares of the Company, forming 98.14% of the Share Capital of the Company, stand dematerialised.

International Securities Identification Number - INE015A01028 (with NSDL and CDSL)

Shareholding Pattern as on December 31, 2009

Category	No. of Shares held	Percentage of Shareholding (%)
Promoters-Daiichi Sankyo Company, Ltd., Japan	268,711,323	63.92
Mutual Funds & UTI	12,389,298	2.94
Banks, Financial Institutions, Insurance Companies	37,344,241	8.88
FIIs	28,582,858	6.80
Private Corporate Bodies	14,791,602	3.52
Public Shareholding	53,096,851	12.63
GDRs	5,501,185	1.31
Grand Total	**420,417,358**	**100.00**

Stock Price Performance -
Ranbaxy vs. BSE Sensex Year 2009



600.0
550.0
500.0
450.0
400.0
350.0
300.0
250.0
200.0
150.0
100.0
Ranbaxy Share Price Rs.
20,000.0
18,000.0
16,000.0
14,000.0
12,000.0
10,000.0
8,000.0
BSE Sensex Pts.
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Ranbaxy
BSE Sensex
Note : Based on daily closing data of the BSE Sensex (Pts.) and Ranbaxy (Rs. Per share)

Distribution of Shareholding as on December 31, 2009

From To	No. of Shareholders		No. of Shares	
	Number	% Total	Number	% Total
1 - 50	104009	55.23	2346147	0.56
51 - 100	29819	15.84	2506213	0.60
101 - 200	17732	9.42	2780601	0.66
201 - 300	7784	4.13	1992293	0.47
301 - 400	5391	2.86	1883531	0.45
401 - 500	3606	1.92	1687147	0.40
501 - 600	2633	1.40	1462535	0.35
601 - 700	1936	1.03	1266531	0.30
701 - 800	1503	0.80	1142600	0.27
801 - 900	1134	0.60	970424	0.23
901 - 1000	1697	0.90	1650711	0.39
1001 - 2000	5872	3.12	8399113	2.00
2001 - 3000	2070	1.10	5072374	1.21
3001 - 4000	1052	0.56	3616659	0.86
4001 - 5000	542	0.29	2455376	0.58
5001 &above	1498	0.80	381185103	90.67
Total	**188278**	**100%**	**420417358**	**100%**

Liquidity of Shares

The Equity Shares of the Company have been included in the Sensex of the leading Stock Exchanges.

Outstanding Stock Options

Number of Stock Options outstanding
as on December 31, 2009 - 7,413,016 *

* Options granted upto October 3, 2002 are entitled for additional shares on a proportionate basis in view of issue of bonus shares by the Company in the proportion of 3 : 5 in October 2002.

The Company had allotted 23,834,333 Warrants to Daiichi Sankyo Company, Limited, Japan on October 20, 2008. Each Warrant is exercisable at any time between six months to eighteen months from the date of allotment at the option of the holder of the warrant for one fully paid Equity Share of the Company of Rs. 5 each at a price of Rs. 737. Rs.73.70 has been paid in respect of each Warrant (being 10% of the exercise price) at the time of allotment and the balance amount of Rs.663.30 for each Warrant will be payable at the time of exercise of Warrant(s). These warrants are outstanding as on December 31, 2009.

The Company had raised US$440,000,000 in the year 2006 through Zero Coupon Convertible Bonds. The Bonds are convertible any time on or after April 27, 2006 upto March 8, 2011 by the holders into fully paid Equity Shares of Rs.5 each of the Company, which may subject to certain conditions, be represented by Global Depository Shares (GDS) with each GDS representing one share at a conversion price of Rs.716.32 per share, which is subject to adjustment in certain circumstances. In case if the Bonds are not converted into shares, the Company will redeem each Bond at 126.765% of its principal amount on the maturity date i.e. March 18, 2011.

5,501,185 GDRs representing 5,501,185 Equity Shares of Rs.5 each constituting 1.31% of the issued, subscribed and paid-up share capital of the Company, were outstanding as on December 31, 2009.

Plant Locations of the Company

1. A-8-11
   Industrial Estate Phase- III
   Sahibzada Ajit Singh Nagar
   (Mohali) - 160 055 (Punjab)
2. Village Toansa, P.O. Railmajra
   Distt. Nawansahar (Punjab) - 144 533
3. A-41, Industrial Area Phase VIII-A
   Sahibzada Ajit Singh Nagar
   (Mohali) - 160 071 (Punjab)
4. Industrial Area 3
   A.B. Road, Dewas - 450 001
   Madhya Pradesh
5. Village & PO Ganguwala
   Tehsil Paonta Sahib - 173 025
   Distt. Sirmour (H.P.)
6. Village Batamandi
   Tehsil Paonta Sahib - 173 025
   Distt. Sirmour (H.P.)
7. E-47/9, Okhla Industrial Area
   Phase-II, Okhla, New Delhi - 110 020
8. Plot No. B-2
   Madkaim Industrial Estate, Ponda, Goa
9. K-5, 6,7, Ghirongi
   Malanpur, Distt. Bhind - 477 116 (M.P.)

Address for Correspondence

Shareholders are requested to contact -
Mr. S. K. Patawari
Company Secretary
Ranbaxy Laboratories Ltd.
Plot No. 90, Sector 32, Gurgaon-122001
Haryana
Tel.No. 91-124-4185888, 4135000
Fax No.91-124-4106490
Email address : secretarial@ranbaxy.com

Certificate

To the Members of
Ranbaxy Laboratories Limited

We have examined the compliance of conditions of Corporate Governance by Ranbaxy Laboratories Limited ("the Company") for the year ended on December 31, 2009, as stipulated in Clause 49 of the Listing Agreement of the Company with the stock exchanges.

The compliance of conditions of Corporate Governance is the responsibility of the management. Our examination was limited to procedures and implementation thereof, adopted by the Company, for ensuring the compliance of the conditions of Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the Company.

In our opinion and to the best of our information and according to the explanations given to us, we certify that the Company has complied with the conditions of Corporate Governance as stipulated in the abovementioned Listing Agreement.

We further state that such compliance is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the management has conducted the affairs of the Company.

For **B S R & Co.**
Chartered Accountants

Vikram Aggarwal
Partner
Membership No. 089826

Place : Gurgaon
Dated : 25 February, 2010

CERTIFICATE FROM CEO AND CFO

To the Board of Directors of Ranbaxy Laboratories Ltd.

We, Atul Sobti, Chief Executive Officer & Managing Director and Omesh Sethi, President and Chief Financial Officer certify that :

(a) We have reviewed financial statements and the cash flow statement for the year ended December 31, 2009 and that to the best of our knowledge and belief :

(i) these statements do not contain any materially untrue statement or omit any material fact or contain statements that might be misleading;

(ii) these statements together present a true and fair view of the Company's affairs and are in compliance with existing Accounting Standards, applicable laws and regulations.

(b) There are, to the best of our knowledge and belief, no transactions entered into by the Company during the year which are fraudulent, illegal or violative of the Company's Code of Conduct.

(c) We accept responsibility for establishing and maintaining internal controls for financial reporting and have evaluated the effectiveness of internal control systems of the Company pertaining to financial reporting and we have disclosed to the auditors and the Audit Committee, deficiencies in the design or operation of such internal controls, if any, of which we are aware and the steps we have taken or propose to take to rectify these deficiencies.

(d) We have indicated to the Auditors and the Audit Committee that -

(i) there has not been any significant changes in internal control over financial reporting during the year under reference;

(ii) there has not been any significant changes in accounting policies during the year requiring disclosure in the notes to the financial statements; and

(iii) there has not been any instances during the year of significant fraud of which we had become aware and the involvement therein, if any, of the management or an employee having a significant role in the Company's internal control system over financial reporting.

Atul Sobti	Omesh Sethi
CEO & Managing Director	*President and Chief Financial Officer*

Place : Gurgaon
Date : February 25, 2010

BOARD OF DIRECTORS

Dr. Tsutomu Une
Chairman

Mr. Takashi Shoda

Dr. Anthony H. Wild

Mr. Akihiro Watanabe

Mr. Percy K. Shroff

Mr. Rajesh V. Shah

Mr. Atul Sobti
CEO & Managing Director

COMPANY SECRETARY
Mr. S. K. Patawari

REGIONAL HEADQUARTERS

Gurgaon [India], London [UK], Johannesburg [South Africa]
New Jersey [USA], Rio de Janerio [Brazil]

MARKETING OFFICES

Doula [Cameroon], Kiev [Ukraine], Moscow [Russia], Ho Chi Minh City [Vietnam], Kaunas [Lithuania], Nairobi [Kenya], Abidjan [Ivory Coast], Yangon [Myanmar], Almaty [Kazakhstan], Dubai [UAE], Harare [Zimbabwe], Casablanca [Morocco], Sofia [Bulgaria]

STATUTORY AUDITORS

BSR & Co., Building No. 10, 8th Floor, Tower-B, DLF Cyber City, Phase - II, Gurgaon - 122002 [India]

BANKERS

ABN AMRO Bank NV, Calyon Bank, Citibank NA, Deutsche Bank AG
Hong Kong & Shanghai Banking Corporation, Punjab National Bank, Standard Chartered Bank

REGISTERED OFFICE

A-11, Industrial Area Phase-III, Sahibzada Ajit Singh Nagar [Mohali] - 160 055, Punjab [India]
Ph : [91-172] 2271450. Fax : [91-172] 2226925

CORPORATE OFFICE

Plot No. 90, Sector 32, Gurgaon - 122 001, Haryana [India] Ph : [91-124] 4135000. Fax : [91-124] 4135001

HEAD OFFICE

12th Floor, Devika Tower, 6, Nehru Place, New Delhi - 110 019 [India]
Ph : [91-11] 26237508. Fax : [91-11] 26225987

REPORT OF THE DIRECTORS

Your Directors have pleasure in presenting the 49th Annual Report and Audited Accounts for the year ended December 31, 2009.

STANDALONE WORKING RESULTS (UNDER INDIAN GAAP)

	Rs. in Million	
	Year ended December 31, 2009	Year ended December 31, 2008
Net Sales	**45,359.09**	43,393.63
Profit/(Loss) before Interest, Exchange (Gain)/ Loss (Net) on Loans, Depreciation, Amortization, Impairment and Tax	**11,002.73**	(5,713.32)
Interest	**394.66**	1,458.28
Exchange (Gain)/ Loss on Loans	**(1,493.13)**	7,474.52
Depreciation, Amortization and Impairment	**1,482.03**	1,544.69
Profit/(Loss) before Tax	**10,619.17**	(16,190.81)
Tax charge/ (Benefit)	**4,899.33**	(5,742.79)
Profit/(Loss) after Tax	**5,719.84**	(10,448.02)
Balance as per last Balance Sheet	**(8,265.83)**	2,162.69
Transfer from Foreign Projects Reserve	**13.76**	19.50
Surplus/(Deficit) carried forward	**(2,532.23)**	(8,265.83)

CONSOLIDATED WORKING RESULTS (UNDER INDIAN GAAP)

Net Sales	**73,441.32**	72,555.23
Profit/(Loss) before Interest, Exchange (Gain)/ Loss (Net) on Loans, Depreciation, Amortization, Impairment and Tax	**11,991.04**	(2,626.26)
Interest	**710.43**	2,055.01
Exchange (Gain)/ Loss on Loans	**(1,493.13)**	7,494.35
Depreciation, Amortization and Impairment	**2,676.12**	2,824.69
Profit/(Loss) before Tax	**10,097.62**	(15,000.31)
Tax charge / (Benefit)	**6,990.87**	(5,650.84)
Profit/(Loss) after Tax	**3,106.75**	(9,349.47)
Share in (Loss)/Profit of Associates(Net)	**(32.38)**	(78.21)
Minority Interest	**(109.45)**	(84.37)
Profit/(Loss) for the year	**2,964.92**	(9,512.05)
Balance as per last Balance Sheet	**(4,009.92)**	5,482.63
Transfer from Foreign Projects Reserve	**13.76**	19.50
Surplus /(Deficit) carried forward	**(1,031.24)**	(4,009.92)

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements for the year ended December 31, 2009, under Indian GAAP form part of the Annual Report.

OPERATIONS

The Company recorded net consolidated sales of Rs. 73,441 Mn against Rs.72,555 Mn in the previous year. Profit before Tax stood at Rs.10,098 Mn against a loss of Rs. 15,000 Mn for the previous year. Profit after Tax for the year stood at Rs. 3,107 Mn against a loss of Rs. 9,349 Mn for the previous year. The turnaround in profits from operations was primarily on account of revenues from First to File products in the US market, cost optimization and higher gross margin due to changes in product mix. The strengthening of rupee versus dollar also contributed towards increased earnings. The Company continues to focus on cost optimization and efficient working capital management.

The Company has started pursuing Hybrid Business Model with Daiichi Sankyo Company, Limited (DS), its Holding Company, to leverage the strengths of both the organizations. During the year the Company launched a DS branded product in India and another Innovator product in Romania. The Company intends to launch such products in Africa as well in other countries. In addition, the Company and DS are working on various initiatives to leverage cost synergies arising from back-end functions such as IT and manufacturing.

In regard to Application Integrity Policy, warning letters to its manufacturing facilities at Poanta Sahib (India) and Gloversville (USA) and import alert issued by USFDA, the Company is continuously making sincere efforts for early resolution of the issues raised by the USFDA and the Department of Justice and is fully co-operating with the said authorities.

DIVIDEND

In view of the carry forward losses, no dividend has been declared for the year.

CHANGES IN CAPITAL STRUCTURE

Allotment of shares on exercise of Employees' Stock Options

During the year, the Company allotted Equity Shares (on pari-passu basis) pursuant to exercise of Stock Options by the eligible employees, as summarized below:

Date of Allotment	No. of Shares
July 13, 2009	2,160
October 12, 2009	45,445

SUBSIDIARIES AND JOINT VENTURES

Japan

Japan, as the second largest Pharmaceutical market in the world, offers significant opportunity in the generic arena due to low generic penetration and the Ministry of Health, Labor and Welfare's target of 30% genericization in Japan by 2012. With a view to have a larger participation in growth in the generic filing opportunities in Japan, the Company set up a wholly-owned subsidiary in Japan under the name of Ranbaxy Japan K. K. and divested its stake in Nihon Pharmaceutical Industry Co. Limited, a joint venture in Japan with Nippon Chemiphar Co., Limited.

China and Vietnam

As a part of consolidating its operations, the Company has divested its stake in its subsidiaries in Vietnam and China, having manufacturing operations. However, the Company continues to have marketing presence in Vietnam and China as these are important pharmaceutical markets.

A statement pursuant to Section 212 of the Companies Act, 1956 ("Act"), relating to subsidiary companies is attached to the accounts. In terms of the approval granted by the Central Government vide letter no. 47/708/2009-CL-III dated December 8, 2009, under Section 212(8) of the Act, the audited accounts and Reports of Board of Directors and Auditors of the Company's subsidiaries have not been annexed to this Annual Report. The consolidated financial statements prepared in accordance with Accounting Standard - 21 issued by the Institute of Chartered Accountants of India presented in this Annual Report include the financial information of the subsidiary companies.

ACQUISITIONS

The Company has acquired:

(a) Marketing rights for dermatological and lifestyle products from Ochoa Laboratories Limited, to complement the Company's existing derma portfolio; and

(b) Business and manufacturing facility in Bangalore from Biovel Life Sciences Private Limited. This will provide a platform to the Company to manufacture vaccines as well as bio-therapeutics.

MANAGEMENT DISCUSSION AND ANALYSIS REPORT

Management Discussion and Analysis Report, as required under the Listing Agreements with the Stock Exchanges, is enclosed at Annexure 'A'.

EMPLOYEES' STOCK OPTION SCHEME

Information regarding the Employees' Stock Option Scheme is enclosed at Annexure 'B'.

LISTING AT STOCK EXCHANGES

The Equity Shares of the Company continue to be listed on Bombay Stock Exchange Ltd. and The National Stock Exchange of India Ltd. Global Depository Shares are listed on the Stock Exchange at Luxembourg and Foreign Currency Convertible Bonds are listed on the Singapore Exchange Securities Trading Ltd. The annual listing fees for the year 2009-2010 have been paid to these Exchanges.

DISCLOSURE OF PARTICULARS

As required by the Companies (Disclosure of Particulars in the Report of Board of Directors) Rules, 1988, the relevant information and data is given at Annexure 'C'.

FIXED DEPOSITS

The Company has not invited / received any fixed deposits during the year.

DIRECTORS' RESPONSIBILITY STATEMENT

In terms of provisions of Section 217(2AA) of the Companies Act, 1956, ("Act"), your Directors confirm that:

(i) In the preparation of the annual accounts, the applicable accounting standards have been followed, along with proper explanation relating to material departures, wherever applicable.

(ii) The Directors have selected such accounting policies and applied them consistently and made judgments and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company, as at the end of the accounting year and of the profit of the Company for the year.

(iii) The Directors have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of this Act for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities.

(iv) The Directors have prepared the annual accounts on a going concern basis.

DIRECTORS

On May 24, 2009, Mr. Malvinder Mohan Singh stepped down as Chairman, CEO & Managing Director, Dr. Tsutomu Une was elected as the non - executive Chairman of the Board of Directors and Mr. Atul Sobti was appointed as the CEO & Managing Director of the Company. The shareholders of the Company vide their resolution dated September 22, 2009, passed through postal ballot, approved the appointment of Mr. Sobti as CEO & Managing Director of the Company for a period of 3 years. Mr. Sunil Godhwani and Mr. Balinder Singh Dhillon resigned from the Directorship of the Company effective May 24, 2009. The Directors place on record their appreciation for valuable contributions made by the outgoing Directors.

Dr. Tsutomu Une and Mr. Atul Sobti who were appointed as Directors of the Company in the casual vacancies caused by resignations of Mr. V.K. Kaul and Mr. Vivek Mehra respectively, hold office upto the date of this Annual General Meeting. The Company has received Notice(s) along with requisite deposit from member(s) under Section 257 of the Companies Act, 1956, proposing the candidature of Dr. Tsutomu Une and Mr. Atul Sobti as Directors of the Company. Mr. Atul Sobti being the Managing Director will not be liable to retire by rotation in terms of the Articles of Association of the Company.

Mr. Percy Shroff was appointed as a Director of the Company on March 27, 2009 against the casual vacancy caused by resignation of Mr. Harpal Singh.

CORPORATE GOVERNANCE

Report on Corporate Governance along with the Certificate of the Auditors, M/s. BSR & Co. Chartered Accountants, confirming compliance of conditions of Corporate Governance as stipulated under Clause 49 of the Listing Agreements with the stock exchanges forms part of the Annual Report.

COST AUDIT

The reports of M/s. R.J. Goel & Co., Cost Accountants, in respect of audit of the cost accounts relating to formulations and bulk drugs for the year ended December 31, 2009, will be submitted to the Central Government in due course.

AUDITORS

M/s. BSR & Co., Chartered Accountants, retire as Auditors of the Company at the conclusion of ensuing Annual General Meeting and have confirmed their eligibility and willingness to accept the office of the Auditors, if re-appointed.

STATEMENT OF EMPLOYEES

Statement of particulars of employees as required under Section 217(2A) of the Companies Act, 1956 ("Act") and Rules framed thereunder forms part of this Report. However, in terms of the provisions of Section 219(1)(b)(iv) of the Act, this Report and Accounts are being sent to all the shareholders excluding the statement of particulars of employees under Section 217(2A) of the Act. Any shareholder interested in obtaining a copy of the statement may write to the Company Secretary at the Corporate Office of the Company.

ACKNOWLEDGEMENTS

The Directors wish to place on record their appreciation of the significant contribution made by each and every employee of the Company. The Directors also thank all other stakeholders for their support and encouragement. Your Directors look forward to your continued support in the years to come.

On behalf of the Board of Directors



Dr. Tsutomu Une
Chairman

Gurgaon
March 25, 2010

ANNEXURE A

MANAGEMENT DISCUSSION AND ANALYSIS REPORT

INDUSTRY STRUCTURE & DEVELOPMENTS

The global pharmaceuticals market sales grew by approximately 5.7% (at constant exchange rate), to reach US$ 727 Bn in 2009. North America, Europe and Japan remained the key markets accounting for about 86% of the worldwide pharmaceutical sales in 2009.

Developed Markets (US, Japan, UK, Spain, Germany, France, Italy and Canada) grew by 4% during the year. The 'Pharmerging' markets (Brazil, Russia, India, China, Turkey, Mexico and South Korea) continued to strengthen their position in the global landscape and grew by 17% in 2009. Global pharmaceutical market is projected to grow at a cumulative average growth rate (CAGR) of 4-7% for the 2008-2013 period. Forecasted CAGR for the Developed Market ranges between 2-5%, while the Pharmerging markets are expected to have a CAGR between 13-16%, for the same period[1].

Significant factors that have resulted in a slowdown in the pharmaceutical market are (a) lower consumer spend due to the economic downturn, (b) increased volume for generic drugs leading to a decrease in the total value for the industry, and (c) lesser number of new patent protected products in the market.

Pharmaceutical sales in North America, the world's largest market, were US$ 316 Bn, a growth of 4.0%, constituting 43% of the global sales in 2009; of these sales in the United States accounted for US$ 298 Bn and grew by 3.9%. Europe clocked sales of US$ 226 Bn, a growth of 4.7%, and contributed 31% to the global pharmaceutical industry. Sales in Latin America, led by key markets of Brazil and Mexico, grew by 11.9%, to reach US$ 33 Bn. Asia, Africa and Australia combined, grew by 9.6%, to US$ 152 Bn; Japan, the world's second largest market, recorded sales of US$ 80 Bn, and grew by 6.1%.

The industry, especially in the generics market, has become highly competitive. This, coupled with the drying up of pipelines of innovator companies is leading to consolidation in the generics and innovator industry, as a consequence, new hybrid models between innovator and generic companies are evolving. Thus, the pharmaceutical industry is witnessing adoption of new business models, where innovator and generic companies work together to leverage each other's strengths. The new business model will help innovator companies get access to emerging markets, lower manufacturing and R&D cost base; while generics companies will gain from higher R&D capabilities of innovators and access to innovator drugs.

Generics[2]

The global generics market grew by 7.7% in 2009 to US$ 83 Bn, with the top eight markets (US, Germany, UK, Canada, France, Spain, Italy and Japan) contributing 76%. Growth in the generics segment in top eight markets was 8%, surpassing the 3% growth witnessed in the branded segment in the same countries. In Japan, while generics accounted for only 14% of the market by volume, growth during the year was a promising 12%.

Ranbaxy's collaboration with Daiichi Sankyo Co. Ltd. (DS) gives the Company opportunity to tap the large genericizing Japanese market.

Growth in emerging markets is driven by increasing domestic consumption due to strengthening of healthcare infrastructure, greater awareness and improving economic conditions. Generics segment in emerging markets is predominantly branded, which further improves attractiveness.

With over US$ 80 Bn of drugs going off patent in the next two years, and a higher generic penetration across developed and emerging markets, the generics market will continue to provide attractive growth opportunities. Ranbaxy, with its diversified geographic reach across developed and emerging markets, is well positioned to capitalise on opportunities in both segments of the market.

---

[1]Source: IMS 31st Edition, January 2010

[2]Based on IMS MAT Nov 2009

The collaborative business model, as mentioned earlier, will also leverage lower R&D cost and reach of the generics companies, especially in emerging markets, for the innovator companies. With competitive advantages in R&D, manufacturing and marketing, Indian companies today stand at the forefront to partner with innovator pharmaceutical organizations.

The prevailing market environment in these geographies is discussed below:

USA: Generics market grew by 7% to US$ 34 Bn in 2009. Generics continued to play an increasingly prominent role in the US healthcare market and accounted for 72% of total US pharmaceutical market volume, reaching an all time high in 2009. A major growth driver for generics is the upcoming patent expiries for many blockbuster pharmaceutical products, which will become open to generic competition.

According to the baseline forecast by IMS Health, the US generics market is expected to deliver a CAGR in excess of 14% in value terms, over the period 2005 to 2010.

Europe: Generics market in Europe grew by 6.2% in value terms, up from 4.7% growth reported in the last year, and accounted for 37.4% of the market in volume terms, up from 36.4% in previous year.

The key markets in Western Europe were under pressure from price erosion. While the volumes remained at a peak during the year, lower prices affected growth. Generics market in Germany grew by 8%, in France and Spain by 7%, while in the UK, growth was 5% during 2009. Romania, a key market in Central Europe, was impacted due to healthcare reforms, and the market was also under pressure from unprecedented currency fluctuation. Central, Eastern & Southern Europe, continued to experience buoyant growth, led by a higher per capita pharmaceutical expenditure, and an increasing utilization of generic drugs, driven by the government's efforts to reduce healthcare spend.

India: The Indian pharmaceutical market grew at a robust 16.9% in 2009 to Rs. 401 Bn (ORG IMS MAT Dec 2009). Acute therapy dominated the market with a value contribution of 71%. The acute segment grew 16.3% during the year as against 18.7% growth witnessed in the chronic segment. Of the overall market growth, existing products contributed 10.3%, New products (launched in the last two years) contributed 5.7%, while price changes contributed 0.9%.

The Indian pharmaceutical sector continues to demonstrate strong growth despite the global economic slowdown, due to inherent strength of the Indian domestic market, economic growth, healthcare infrastructure expansion, rising incidence of chronic diseases and increase in healthcare access in the extra urban and rural markets. The potential of the Indian pharmaceutical market is recognized by most of the major players, which is manifested in diverse strategies being adopted by various organizations. Such strategies include sales force and geographical expansion and new products launches, etc. In order to gain market penetration, companies are increasing their reach into the extra-urban and rural markets as well.

At present, USA, Europe and India are the three largest markets for Ranbaxy.

OUTLOOK ON OPPORTUNITIES

Outlook for the global generics industry continued to be positive and the segment is expected to witness significant growth based on (a) opportunities arising from the US$ 80 Bn drugs going off patent in the next two years, (b) increasing healthcare burden in developed economies, leading to higher genericization, (c) room for more genericization in some major markets such as Japan, Australia and France, and (d) increasing healthcare costs in developing economies, where generic pharmaceuticals generally have an edge over the innovator companies, due to lower price structure and better reach.

Ranbaxy, with ground operations in 46 countries, and presence in 125, is among the top 10 generics pharmaceutical companies globally. With its exclusive First-to-File (FTF) marketing opportunities in the United States, including some of the world's highest selling drugs (e.g. Atorvastatin and Esomeprazole), Ranbaxy has a balanced revenue-mix, with high growth emerging markets contributing 56% to sales, and developed markets contributing 44%, including revenue from the Active Pharmaceutical Ingredients (API) business.

Collaborating with DS, our Holding Company, Ranbaxy has adopted a unique Hybrid Business model. During the year, Ranbaxy began to leverage its global marketing presence to market DS's innovator products. In this context, Ranbaxy launched Olmesartan, an innovative product of DS in India. Raloxifene, another DS innovation, was launched in Romania by Ranbaxy's subsidiary, Terapia Ranbaxy. The Company plans to launch such products in Africa as well as some other countries. A new business division was established within Ranbaxy's subsidiary in Mexico, to market DS's innovator products. Ranbaxy and DS aim to harness synergies in other diverse areas such as R&D, manufacturing, distribution, IT, etc., as we continue to engage together.

In order to consolidate its operations, optimize cost and improve efficiency Ranbaxy undertook a change in the business model of its global manufacturing operations, divesting its manufacturing facilities in China and Vietnam. It also restructured its business operations in Europe.

USA: USA remains a key market for the Company, and will be the catalyst of future revenue growth, on the back of a strong product pipeline. As on December 31, 2009, the Company had 204 ANDAs filed with the USFDA, of which 138 have been approved. Market size of pipeline of the Company's pending ANDAs, at innovator prices, is about US$ 45 Bn. Of these, the Company believes that it has a Paragraph-IV / FTF status on 13 applications, with sales of close to US$ 24 Bn, at current innovator prices.

The Company launched three products with exclusivity during the year, viz., Sumatriptan in February, Valacyclovir in November, and Oxcarbazepine suspension in December.

Europe: Business in Europe remained under pressure during the year. Competition among generic companies continued to increase, putting pressure on prices. Romania, the Company's largest market in Europe, is witnessing a liquidity crunch in the distribution channel, and also expected to undergo multiple healthcare reforms, which is adversely affecting the market growth. Despite the many challenges, Ranbaxy has maintained its leadership position in generics+OTC segment in this market. The Company is variabalizing its cost structure in Europe to counter the difficult market conditions.

India: The Indian pharmaceutical market is expected to grow at 11-12% per annum to reach US$ 20 Bn by 2015 and US$ 30Bn by 2020, which will place it among the world's 10 largest pharmaceutical markets. The key catalysts for this will be strong economic growth, increasing health awareness, healthcare infrastructure expansion, rising incidence of chronic disease, and increase in healthcare access in the extra urban & rural markets.

The emergence of an organized pharmaceutical retail segment and the fast growing area of medical insurance are likely to be other important factors that would positively impact the sector in the coming years.

OUTLOOK ON THREATS, RISKS AND CONCERNS

The global generics business has risks associated with patent litigation, regulatory issues and product liability, particularly in developed markets. Innovator pharmaceutical companies also continuously develop ways to enhance lifecycle of their patented drugs, to delay entry of alternate generics. Further, emerging markets are becoming more competitive, with entry of new players. Ranbaxy, as a global generic Company, faces all such regulatory, compliance, and market risks.

Manufacturing of pharmaceutical products heavily regulated and controlled by regulatory and government authorities across the world. Failure to fully comply with such regulations, could lead to stringent actions from the authorities/ government, revocation of drug approvals, failure or delay in obtaining approvals for new products, product recalls of existing drugs sold in the market, prohibition on the sale or import of non-complying products, and criminal proceedings against non-complying manufacturers.

Regulators across the world, including the USFDA, have become stricter with the pharmaceutical industry. Regulatory requirements and consequences for non-compliance are also getting more severe.

The USFDA invoked its Application Integrity Policy (AIP) against Ranbaxy's Poanta Sahib manufacturing facility in February 2009. Further, in December 2009, the Company received a warning letter from the USFDA for its liquid manufacturing facility located in Gloversville, New York, USA, for certain cGMP violations.

The Company continues to co-operate fully with the concerned authorities, towards a speedy resolution of the USFDA and Department of Justice related issues. As regards the warning letter, the Company has retained the services of a global consulting firm to provide expertise and advice on issues cited by the USFDA. The above-mentioned issues may have a negative impact on Company.

In the Indian pharmaceutical market, pricing for certain pharmaceutical products is governed by the Drug Pricing Policy, through the Drug Price Control Order, 1995 (DPCO). Ranbaxy has some pending legal cases. and may face negative consequences on this account. Further, adverse changes in DPCO / Drug Policy may affect the Company's performance.

Overseas business contributes 77% of Ranbaxy's total turnover. Sharp movement in foreign exchange rates can, therefore, have significant impact on the Company's financial results.

SEGMENT-WISE PERFORMANCE

Ranbaxy recorded global consolidated sales of US$ 1,519 Mn in 2009, with emerging and developed markets contributing 54% and 38% respectively, to sales. Dosage form sales constituted 92% of global sales during the year, balance being the API business. Overseas markets constituted 77% of the total dosage form sales of the Company.

INTERNAL CONTROL SYSTEMS AND ADEQUACY

With the objective of safeguarding the Company's assets and ensuring financial compliance, there are documented and well established operating procedures in the Company and its subsidiaries, in India and overseas.

The Internal Audit function at Ranbaxy reports directly to the CEO & MD and the Audit Committee. The Internal Audit function is headed by a Vice President, and the team comprises of well qualified, experienced professionals who conduct regular audits across the Company's global operations. The matters brought up by the Internal Audit team are periodically communicated to the CEO & MD and the Audit Committee, in the form of Internal Audit reports / comments.

On the financial operations, the Finance function of the Company is adequately staffed with professionally qualified and experienced personnel.

FINANCIAL PERFORMANCE

During the year, the Company recorded consolidated Global sales of Rs. 73,441 Mn (US$ 1,519 Mn). Operating margins improved significantly primarily due to the launch of Valacyclovir (FTF) in USA, favourable forex movement, and close management of costs during the year. Earnings before tax were at Rs. 10,098 Mn (US$ 209 Mn), and Earnings after tax were at Rs. 3,107 Mn (US$ 64 Mn), representing 4% margin to sales.

HUMAN RESOURCES

Human resources are the most valuable asset for the Company, and Ranbaxy continues to seek, retain and enrich the best available talent. The Company provides an environment which encourages initiative, innovative thinking, and rewards performance. The Company ensures training and development of its personnel through succession planning, job rotation, on-the-job training, and various training programs and workshops.

The total number of employees of the Company and its subsidiaries as on December 31, 2009 stood at 12,995.

CAUTIONARY STATEMENT:

Statements in the "Management Discussion and Analysis" describing the Company's objectives, estimates, expectations or projections may be "forward looking statements" within the meaning of applicable laws and regulations. Actual results could differ materially from those expressed or implied. Important factors that could make a difference to the Company's operations, include Government regulations, patent laws, tax regimes, economic developments within India and countries in which the Company conducts business, litigation and other allied factors.

Note: Market size and growth rate for 2009 are based on IMS MAT Sep 2009 data unless otherwise indicated.

ANNEXURE B

Information regarding the Employees' Stock Option Scheme
(As on December 31, 2009)

S. No.	Details	Nos.
1.	Total No. of Options in force at the beginning of the year	7,272,849
2.	Options granted in the year 2009	1,472,725
3.	No. of Options vested during the year	1,257,680
4.	No. of Options exercised during the year	36,825
5.	No. of shares arising as a result of exercise of options during the year (including additional shares allotted on account of bonus shares as explained in Note 2 below)	47,605
6.	No. of Options lapsed and forfeited during the year	1,295,733
7.	Variance in terms of options	N.A.
8.	Money realized by exercise of options during the year	Rs. 11,490,128
9.	Total No. of Options in force at the end of the year	7,413,016

Notes :

1. The Grant/ Exercise and number of Stock Options outstanding as on June 30, 2005, have been proportionately adjusted in view of the sub-division of equity shares of the Company from the face value of Rs. 10 each into 2 equity shares of Rs. 5 each.
2. Options granted upto October 3, 2002, are entitled for additional shares on account of bonus shares in the ratio of 3 for 5.

Pricing formula: Closing price of the Equity Shares of the Company prior to the date of meeting of the Compensation Committee (CC) in which stock options are granted on the stock exchange on which the shares of the Company are listed. The closing price of the shares of the Company at the National Stock Exchange of India Limited on January 20, 2009 was Rs. 215.15 per share. Accordingly, exercise price of the options granted by the CC at the meeting held on January 21, 2009 was fixed at Rs. 216 per share of Rs. 5 each.

(i) Options granted in the year 2009 to senior managerial personnel*:

Name	Designation (Present)	No. of Options granted
Mr. Atul Sobti	CEO & Managing Director	50,000
Mr. Arun Sawhney	President - Global Pharmaceuticals Business	15,000
Mr. Omesh Sethi	President & Chief Financial Officer	10,000
Dr. Sudershan K. Arora	President - Research & Development	17,500
Mr. Dipak Chattraj	President - Corporate Development	10,000
Mr. Ramesh L. Adige	President - Corporate Affairs & Global Corporate Communications	15,000
Dr. Pradip Kumar Bhatnagar	Senior Vice President - New Drug Discovery Research	12,500
Mr. Sanjeev I. Dani	Senior Vice President & Regional Director - Asia, CIS & Africa	12,500
Mr. Satish Kumar Chawla	Vice President - Global Internal Audit	10,000
Mr. Ranjan Chakravarti	Vice President - Global Therapy and Alliance Management	7,500
Dr. T.G. Chandrashekhar	Vice President -Quality	10,000
Mr. K. Venkatachalam	Senior Vice President & Regional Director - North America & LATAM	15,000
Mr. Debashish Dasgupta	Vice President & Regional Director - Europe	5,000

* Excludes the Senior Managerial personnel who ceased to be in employment with the Company.

(ii) Employees who have been granted 5% of more of the options granted during the year : Nil

(iii) Employees who have been granted options during any one year equal to or exceeding 1% of the issued capital of the Company at the time of grant : Nil

(iv) Diluted earnings per share (EPS) : Rs. 10.74

(v) (a) Method of calculation of employee compensation cost : The Company has calculated the employee compensation cost using the *Intrinsic value* of the stock options.

(b) Difference between the employee compensation cost so computed at (a) above and the employee compensation cost that shall have been recognized if it had used the *fair value* of the options : Rs. 105.99 Mn

(c) The impact of this difference on profits and on EPS of the Company :

Profit/(Loss) after tax	: Rs. 5,719.84	Mn
Less: additional employee compensation cost based on *fair value*	: Rs. 105.99	Mn
Adjusted PAT	: Rs. 5,613.85	Mn
Adjusted EPS (diluted)	: Rs. 10.51	

(vi) Weighted-average exercise price and fair value of Stock Options granted : (Post split adjusted price)

Stock Options granted on	Weighted average exercise price (in Rs.)	Weighted average Fair value (in Rs.)	Closing market price at NSE on the date of grant (in Rs.)
12.01.2001	336.50	145.00	324.15
03.12.2001	297.50	188.50	369.48
01.04.2002	372.50	226.00	449.48
07.02.2003	283.50	132.50	317.15
22.01.2004	496.00	212.50	503.10
17.01.2005	538.50	215.68	534.33
17.01.2006	392.00	194.07	391.15
17.01.2007	430.00	232.57	429.65
16.01.2008	391.00	107.06	390.75
11.06.2008	561.00	172.89	560.75
19.12.2008	219.00	63.31	218.60
21.01.2009	216.00	92.97	215.15

(vii) Description of the method and significant assumptions used during the year to estimate the fair value of the options, including the following weighted average information : The Black Scholes option pricing model was developed for estimating fair value of traded options that have no vesting restrictions and are fully transferable. Since Option pricing models require use of substantive assumptions, changes therein can materially affect fair value of Options. The option pricing models do not necessarily provide a reliable measure of fair value of options.

The main assumptions used in the Black-Scholes option pricing model during the year were as follows :

Particulars	Options granted on 21.01.2009
Dividend yield	1.49 %
Expected life of options from the date(s) of grant	6.5 years
Risk free interest rate	6.22 %
Expected volatility	38.60 %

ANNEXURE C

Information pursuant to Companies (Disclosure of Particulars in Report of Board of Directors) Rules, 1988 forming part of the Report of the Directors

1. CONSERVATION OF ENERGY AND ITS IMPACT

Measures for Conservation of Energy	Impact resulting into saving (in Rs. Million)
Power Factor maintained UNITY & Load Factor maintained above 50% concession for Load Factor received	19.80
Reduction of steam high pressure header from 8.2 to 7.4 Kg / CM2	0.02
KGK chiller's replaced by trane chiller and Brine facility modified from central generation to user areas	7.70
Combining the Cooling tower Pump Discharge lines for Utilities & 3X60KL Fermentation Plant thereby Running only one 110 KW pump instead of 2 Nos. being run separately for 2 different streams	6.60
55KW Nitrogen Plant Air compressor is stopped by looping the Instrument Air compressor supply to inlet of Nitrogen plant resulting in substantial saving as well as optimum utilization of Instrument Air Compressor	4.84
Re-engineering of Brine system in old utility. Re-engineering has improved flow rate resulting in efficiency improvement. This has resulted in stoppage of one compressor	3.62
Rebate in power tariff by maintaining unity power factor through automatic and manual controls.	3.60
Air flow optimization in Air Washers and VAHUs. Two nos. inefficient AHUs and Air Washer replaced in MP-01	2.91
500 KVA Diesel Generation installed and running during weekly off days and Peak load restriction hours instead of running of 1500KVA Generator earlier	2.50
Chilled Water facility modifications from central generation to users areas, energy saving of 90KW	2.10
5 KW (35CFM) Air compressor is installed and running for purified water plant during 2nd and 3rd shifts instead of 97 KW Air compressors	2.00
Integration of two cooling water & Chilled water headers of Mohali-3 & Mohali-2	1.26
Power saving by auto switching (Motion Sensor). Running time of light fixtures reduced from 24 hours to 10 hours.	1.11
Replacement of steam traps and recovery of Hot condensate back to boiler house	1.0
Looped the raw water header with the process water line thereby using Bore well pressure for Process water circulation , this stopped 7.5 KW pump operation for process water, this also has led to substantial energy saving	0.66
Optimization of pump head in New Utility Cooling tower.	0.64
Replacement of Fan Type cooling towers with Jet type cooling towers	0.41
Increase in condensate recovery from 20% to 40% from 7011 Tons of steam production. The additional automatic condensate recovery systems installed in two plants	0.30
Replacement of old lamp type indicators (Each 5 watt) with LED type indicators(0.8 watt) total number 550	0.10

2. RESEARCH & DEVELOPMENT

a) Specific areas in which R&D is carried out

- Develop technology for Active Pharmaceutical Ingredients (APIs), conventional & value added innovative dosage forms - complying with international quality & regulatory norms
- Develop "Platform Technologies" and "Products" in the area of Novel Drug Delivery Systems
- Discovery and Development of new drug molecules in select areas: Infectious Diseases, Metabolic Diseases, Inflammatory/Respiratory Diseases and Oncology
- GLP/cGCP complying Bioavailability/Bioequivalence, Toxicology and Clinical Studies (Phase - I, II & III)
- Innovation in packaging for improved patient convenience & compliance
- Up-gradation of existing technologies / products on ongoing basis

b) Benefits derived as result of R&D activities

- Technology to manufacture APIs and Dosage Forms
- Oral Controlled Release Dosage Forms leading to better patient convenience and compliance
- Improved productivity / process efficiencies
- Internationally competitive prices and product quality

- Safe and environment friendly processes
- Generation of Intellectual wealth for the Company in key potential markets
  - Grant of process patents for Active Pharmaceutical Ingredients (APIs) as well as dosage forms (both conventional & novel drug delivery systems)
  - Product patents in the areas of drug discovery research
- Self reliance and import substitution for conservation of Foreign Exchange
- Foreign exchange earnings / savings
- Speed to marketplace
- Enhanced business through Licensing arrangements and strategic alliances
- Enhanced Global presence / visibility

c) Future plan of action

- Continue augmenting R&D capabilities & productivity through technological innovations, use of modern scientific and technological techniques, training and development, benchmarking and global networking
- Greater thrust in the areas of Novel Drug Delivery Systems
- Continue developing innovative, commercially viable process know-how for both Active Pharmaceutical Ingredients (APIs) and dosage forms
- Continue strengthening the Clinical Research infrastructure and capabilities complying international GLP/ cGCP norms
- Continue improvements in packaging for pharmaceuticals to ensure shelf-life/stability, quality and, better patient convenience and compliance
- Enhance national and international research networking and strategic alliances

d) Expenditure on R&D

		Rs. Million
	Year ended December 31, 2009	Year ended December 31, 2008
– Capital	**221.98**	558.28
– Revenue	**4,721.84**	4,155.46
– **Total**	**4,943.82**	4,713.74
– % to turnover	**10.90%**	10.86%

3. TECHNOLOGY, ABSORPTION, ADAPTATION AND INNOVATION

a) Efforts in brief, made towards technology absorption and innovation

- As per 2(a) above

b) Benefit derived as a result of the above efforts, e.g. product improvement, cost reduction, product development.

- As per 2(b) above

Future course of action

a) To continue developing innovative and commercially viable process know-how for APIs and Dosage Forms (Conventional and Noval Drug Delivery System)

b) Information in case of imported technology (imports during the last five years)

- Not applicable

4. FOREIGN EXCHANGE EARNINGS AND OUTGO

Activities relating to exports, initatives taken to increase exports; development of new export markets of products and export plans -

- Overseas sales (excluding sales to Nepal) were Rs 28,258.24 Mn for the financial year December 31, 2009.
- Drug Master Files (DMFs) for API were filed with the regulatory authorities in several markets.
- Continued to receive income by way of royalty, technical and management service fee and dividend from overseas subsidiaries / affiliates.
- Initiatives were taken for development of new export markets. These include setting up a new division to co-market Daiichi Sankyo's innovator products.
- Also launched differentiated branded products of Originator in Romania through Terapia Ranbaxy
- Japan export market was also tapped for API.
- In the year under review the Company launched Dosage Formulations of Valacyclovir,Oxycodone & Sumatreptan in the International markets.
- Ranbaxy plans to further leverage its association with Daiichi Sankyo (DS), its Holding Company, to launch DS's products in other export markets including 6 African countries for which plans are already underway.

		Rs. Million
	Year ended December 31, 2009	Year ended December 31, 2008
Earnings	**31,364.51**	28,537.83
Outgo	**13,100.41**	14,403.56

FORM - A

Form for disclosure of particulars with respect to conservation of energy

	Current Year 2009	Previous Year 2008
A. Electricity and Fuel Consumption		
1. Electricity		
(a) Purchased Units (KWH)	**132,372,169**	127,981,552
Total Amount (Rs. Million)	**561.87**	521.70
Rate/Unit (Rs.)	**Rs. 4.24**	Rs. 4.08
(b) Own Generation		
i) Through Diesel Generator Unit (KWH)	**12,308,322**	8,070,600
Unit per Ltr. of Diesel Oil	**3.48**	3.61
Cost/Unit	**Rs. 8.29**	Rs. 8.94
ii) Through Steam Turbine/Generator	**Not Applicable**	Not Applicable
2 Coal (Specify quality and where used)	**Not Applicable**	Not Applicable
3 Furnace Oil Qty. (K. Ltrs.)	**16,364**	16,188
Total Amount (Rs Million)	**378.90**	476.62
Average Rate (Rs. per Ltr.)	**Rs. 23.15**	Rs. 29.44
4 Others/internal generation	**Not Applicable**	Not Applicable

B. Consumption per unit of production

	Units	Standards (if any)	Current Year	Previous Year
Electricity				
Active Pharmaceutical Ingredients	(kwh per kg)	No specific standards - consumption per unit depends on product mix	**91.36**	70.55
Dosage Forms	(kwh per 1000 packs)		**105.78**	91.73
Furnace Oil				
Active Pharmaceutical Ingredients	(Ltrs per Kg)		**11.05**	8.95
Dosage Forms	K.Ltrs per 1000 packs)		**0.01**	0.01
Coal			**Not Applicable**	Not Applicable
Others			**Not Applicable**	Not Applicable

TEN YEARS
AT A GLANCE

Rs. Million

	2000	2001	2002	2003	2004	2005	2006	2007	2008	**2009**
Results for the year										
Sales	17366.6	20545.4	28197.9	35334.9	36143.4	35366.5	40587.1	41844.9	43083.6	**45211.8**
Index	1.0	1.2	1.6	2.0	2.1	2.0	2.3	2.4	2.5	**2.6**
Exports	8019.6	10290.8	18502.9	24674.6	24562.4	23371.1	27175.7	26411.2	28109.8	**28377.5**
Index	1.0	1.3	2.3	3.1	3.1	2.9	3.4	3.3	3.5	**3.5**
Gross Profit	3177.1	3924.1	7304.8	10061.4	7211.7	3178.8	6081.7	9865.6	(5713.3)	**11002.7**
Index	1.0	1.2	2.3	3.2	2.3	1.0	1.9	3.1	(1.8)	**3.5**
Profit before Tax	1945.4	2777.7	7133.8	9563.7	6283.4	2013.6	4429.8	7744.1	(16190.8)	**10619.2**
Index	1.0	1.4	3.7	4.9	3.2	1.0	2.3	4.0	(8.3)	**5.5**
Profit after Tax	1824.4	2519.6	6235.8	7947.8	5284.7	2237.0	3805.4	6177.2	(10448.0)	**5719.8**
Index	1.0	1.4	3.4	4.4	2.9	1.2	2.1	3.4	(5.7)	**3.1**
Equity Dividend	869.2	1158.9	2434.0 $	3156.3	3162.6	3166.7	3168.9	3171.5	0.0	**0**
Index	1.0	1.3	2.8	3.6	3.6	3.6	3.6	3.6	0.0	**0**
Equity Dividend (%)	75	100	150	170	170	170	170	170	0	**0**
Earning per share (Rs.)	15.74	21.86	28.86	42.61	28.26	5.68 ^	9.87 ^	11.31	-27.29	**10.74**
Year-end Position										
Gross Block+	9241.5	9278.2	10448.8	12470.6	16669.4	22321.6	24354.5	25889.0	28155.1	**30358.36**
Index	1.0	1.0	1.1	1.3	1.8	2.4	2.6	2.8	3.0	**3.3**
Net Block	6443.7	6130.5	6753.9	8017.9	11417.4	16328.1	17359.1	17969.4	18854.4	**20083.2**
Index	1.0	1.0	1.0	1.2	1.8	2.5	2.7	2.8	2.9	**3.1**
Net Current Assets	8257.7	7454.5	9564.4	13302.9	9466.8	11281.0	12630.0	12588.2	8493.6	**12210.7**
Index	1.0	0.9	1.2	1.6	1.1	1.4	1.5	1.5	1.0	**1.5**
Net Worth	15826.5	16069.7	18828.1	23217.8	25095.1	23773.0	23500.1	25383.9	37167.7	**41346.1**
Index	1.0	1.0	1.2	1.5	1.6	1.5	1.5	1.6	2.3	**2.6**
Share Capital	1158.9	1158.9	1854.5	1855.4	1858.9	1862.2	1863.4	1865.4	2101.9	**2102.09**
Reserve & Surplus	14667.6	14910.8	16973.6	21362.3	23236.2	21910.8	21636.7	23518.6	35065.8	**39243.96**
Book value per share (Rs.)	136.56	138.66	101.52 $$	125.13	135.00	63.84 ^	63.05 ^	68.04	88.42	**98.35**
No. of Employees	5784	6424	6297	6797	7195	7174	8020	8141	8536	**9655**

Index : No. of times

+ Includes Capital Work-in-Progress

*** After 1:1 Bonus Issue and conversion of outstanding warrants.

$ Includes Interim Dividend Rs 5 per share, prior to issue of bonus shares and Final Dividend of Rs 10 per share

$$ Post issue of Bonus shares in the ratio of 3 for 5 in October, 2002.

^ After Share split

Sales are stated net of excise duty recovered from 2002 onwards

Earning per share are stated on fully diluted basis from 2002 onwards

Sales are stated net of excise duty and discount from 2008 onwards

AUDITORS' REPORT

To the Members of
Ranbaxy Laboratories Limited

a) We have audited the attached Balance Sheet of Ranbaxy Laboratories Limited ("the Company") as at 31 December 2009 and also the Profit and Loss Account and the Cash Flow Statement (together known as 'financial statements') of the Company for the year ended on that date, annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

b) We conducted our audit in accordance with auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

c) As required by the Companies (Auditor's Report) Order, 2003 ('the Order') issued by the Central Government of India in terms of sub-section (4A) of Section 227 of the Companies Act, 1956, ("the Act"), we enclose in the Annexure, a statement on the matters specified in paragraphs 4 and 5 of the said Order.

d) Further to our comments in the Annexure referred to above, we report that:

   (i) we have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purposes of our audit;

   (ii) in our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of those books;

   (iii) the Balance Sheet, Profit and Loss Account and Cash Flow Statement dealt with by this report are in agreement with the books of account;

   (iv) in our opinion, the Balance Sheet, Profit and Loss Account and Cash Flow Statement dealt with by this report comply with the Accounting Standards referred to in sub-section (3C) of Section 211 of the Act, to the extent applicable;

   (v) on the basis of written representations received from the directors of the Company as at 31 December 2009, and taken on record by the Board of directors, we report that none of the directors is disqualified as at 31 December 2009 from being appointed as a Director in terms of clause (g) of sub-section (1) of Section 274 of the Act;

e) Without qualifying our opinion, we draw attention to note 2 on schedule 23 to the financial statements. Consequent to the Food and Drug Administration (FDA) of United States of America import alerts and the FDA letter dated 25 February 2009 imposing the Application Integrity Policy, the Company had recorded a provision of Rs. 2,631.11 million during the year ended 31 December 2008 towards loss of inventory in hand, expected higher sales returns and expected reversal of export benefits. The basis and assumptions used by the management in calculating these provisions were based on significant judgment and estimates due to involvement of uncertainty and actual result could have been different from management's estimate.

   During the year, the Company carried out a reassessment and determined that the related provision of Rs. 937.81 million is no longer required and accordingly the same has been written back in the Profit and Loss Account.

f) in our opinion and to the best of our information and according to the explanations given to us, the said accounts give the information required by the Act, in the manner so required and gives a true and fair view in conformity with the accounting principles generally accepted in India:

   i) in the case of the Balance Sheet, of the state of the affairs of the Company as at 31 December 2009;

   ii) in the case of the Profit and Loss Account, of the profit of the Company for the year ended on that date; and

   iii) in the case of the Cash Flow Statement, of the cash flows of the Company for the year ended on that date.

For B S R & Co.
Chartered Accountants

Vikram Aggarwal
Partner
Membership No. 089826

Place : Gurgaon
Dated : 25 February 2010

Annexure to the Auditors' Report

(Referred to in our report of even date)

(i) (a) The Company has maintained proper records showing full particulars, including quantitative details and situation of its fixed assets.

(b) The Company has a regular programme of physical verification of its fixed assets by which all fixed assets are verified in a phased manner over a period of three years. In our opinion, this periodicity of physical verification is reasonable having regard to the size of the Company and the nature of its assets. No material discrepancies were noticed on such verification.

(c) Fixed assets disposed off during the year were not substantial, and therefore, do not affect the going concern assumption.

(ii) (a) The inventory, except goods-in-transit, has been physically verified by the management during the year. In our opinion, the frequency of such verification is reasonable.

(b) The procedures of physical verification of inventory followed by the management are reasonable and adequate in relation to the size of the Company and the nature of its business.

(c) The Company is maintaining proper records of inventory. The discrepancies noticed on verification between the physical stocks and the book records were not material.

(iii) The Company has neither granted nor taken any loans, secured or unsecured, to or from companies, firms or other parties covered in the register maintained under Section 301 of the Companies Act, 1956.

(iv) In our opinion and according to the information and explanations given to us, there is an adequate internal control system commensurate with the size of the Company and the nature of its business with regard to purchase of inventories and fixed assets and with regard to the sale of goods and services. In our opinion and according to the information and explanations given to us, we have not observed any major weakness in the internal control system during the course of the audit.

(v) In our opinion and according to the information and explanations given to us, there are no contracts ad arrangements, the particulars of which need to be entered into the register maintained under section 301 of the Companies Act, 1956.

(vi) The Company has not accepted any deposits from the public.

(vii) In our opinion, the Company has an internal audit system commensurate with the size and nature of its business.

(viii) We have broadly reviewed the books of account maintained by the Company pursuant to the rules prescribed by the Central Government for maintenance of cost records under section 209(1)(d) of the Companies Act, 1956, in respect of its products and are of the opinion that prima facie, the prescribed accounts and records have been made and maintained. However, we have not made a detailed examination of the records.

(ix) (a) According to the information and explanations given to us and on the basis of our examination of the records of the Company, amounts deducted / accrued in the books of account in respect of undisputed statutory dues including Provident fund, Investor education and protection fund, Employees' state insurance, Income tax, Sales tax, Wealth tax, Service tax, Customs duty, Excise duty and other material statutory dues have generally been regularly deposited during the year by the Company with the appropriate authorities.

There were no dues on account of cess under section 441A of the Companies Act, 1956, since the date from which the aforesaid section comes into force has not yet been notified by the Central Government.

According to the information and explanations given to us, no undisputed amounts payable in respect of Provident fund, Investor education and protection fund, Employees' state insurance, Income tax, Sales tax, Wealth tax, Service tax, Customs duty, Excise duty and other material statutory dues were in arrears as at 31 December 2009 for a period of more than six months from the date they became payable.

(b) According to the information and explanations given to us, there are no dues of Income tax, Wealth tax and Customs duty which have not been deposited with the appropriate authorities on account of any dispute. According to the information and explanations given to us, the following dues of Sales tax, Service tax and Excise duty have not been deposited by the Company on account of disputes:

Name of the statute	Nature of dues	Amount (Rs. in Million)	Period to which the amount relates	Forum where dispute is pending/Remarks
Central Excise Act, 1944	Central Excise (Cenvat, Interest and Penalty)	44.42	2001-2006	Delhi high court/ CESTAT/ Commissioner/ Joint Secretary
The Finance Act, 1994/2003 (Service Tax)	Service Tax (Penalty)	3.07	2006-2007	Commissioner, Indore
Punjab General Sales Tax Act, 1948.	Purchase Tax (Interest and Penalty)	2.25	1989-90 and 1990-91	Sales Tax Tribunal
U.P Sales Tax Act, 1948.	Sales Tax	3.67	2008-09	Sales tax tribunal Additional Commissioner

(x) In our opinion, the Company's accumulated losses at the end of the financial year are less than fifty percent of its net worth. Further, the Company has not incurred cash losses during the financial year. However, *the Company had incurred cash loss during the immediately preceding financial year.*

(xi) In our opinion and according to the information and explanations given to us, the Company has not defaulted in repayment of dues to its bankers or debenture holders. There were no dues to financial institutions.

(xii) The Company has not granted any loans and advances on the basis of security by way of pledge of shares, debentures and other securities.

(xiii) In our opinion and according to the information and explanations given to us, the Company is not a chit fund or a nidhi / mutual benefit fund / society.

(xiv) According to the information and explanations given to us, the Company is not dealing or trading in shares, securities, debentures and other investments.

(xv) According to the information and explanations given to us, the Company has not given any guarantee for loans taken by others from banks or financial institutions.

(xvi) In our opinion and according to the information and explanations given to us, the term loans taken by the Company have been applied for the purpose for which they were raised.

(xvii) According to the information and explanations given to us and on an overall examination of the balance sheet of the Company, we are of the opinion that the funds raised on short-term basis have not been used for long-term investment.

(xviii) The Company has not made any preferential allotment of shares during the year to Companies / firms/ parties covered in the register maintained under section 301 of the Companies Act, 1956.

(xix) The Company issued non-convertible debentures during the year which were redeemed before the year end. According to the information and explanations given to us, security was not created in respect of these debentures as they were redeemed before expiry of the time limit for creation of security as stipulated in the letter of allotment.

(xx) The Company has not raised any money by public issues during the year.

(xxi) According to the information and explanations given to us, no fraud on or by the Company has been noticed or reported during the course of our audit.

For B S R & Co.
Chartered Accountants

Vikram Aggarwal
Partner
Membership No. 089826

Place : Gurgaon
Dated : 25 February 2010

Balance Sheet as at 31 December 2009

(Rupees in millions, except for share data and if otherwise stated)

	Schedule	As at 31 December 2009	As at 31 December 2008
SOURCES OF FUNDS			
Shareholders' funds			
Share capital	1	2,102.09	2,101.85
Equity share warrants	23(3)(b)	1,756.59	1,756.59
Share application money pending allotment		1.95	
Reserves and surplus	2	37,485.42	33,309.22
		41,346.05	37,167.66
Loan funds			
Secured loans	3	1,758.27	2,422.72
Unsecured loans	4	31,725.53	34,565.27
		33,483.80	36,987.99
		74,829.85	74,155.65
APPLICATION OF FUNDS			
Fixed assets	5		
Gross block		26,209.20	23,867.45
Less :Accumulated depreciation, amortisation and impairment		10,275.15	9,300.67
Net block		15,934.05	14,566.78
Capital work-in-progress (including capital advances)	23(5)	4,149.16	4,287.66
		20,083.21	18,854.44
Investments	6	38,336.90	36,180.28
Deferred tax assets (net)	7	4,199.08	10,627.38
Current assets, loans and advances			
Inventories	8	12,304.82	11,985.19
Sundry debtors	9	15,346.48	10,245.35
Cash and bank balances	10	7,541.24	19,349.39
Loans and advances	11	9,648.16	6,745.27
Other current assets	12	1,558.74	1,345.54
		46,399.44	49,670.74
Less: Current liabilities and provisions			
Current liabilities	13	26,558.44	35,679.74
Provisions	14	7,630.34	5,497.45
		34,188.78	41,177.19
Net current assets		12,210.66	8,493.55
		74,829.85	74,155.65
Significant accounting policies	22		
Notes to the financial statements	23		

The schedules referred to above form an integral part of the Balance Sheet

As per our report attached

For B S R & Co.
Chartered Accountants

Vikram Aggarwal
Partner
Membership No. 089826

Place : Gurgaon
Dated : 25 February 2010

For and on behalf of the Board of Directors

Dr. Tsutomu Une
Chairman

Atul Sobti
CEO & Managing Director

Omesh Sethi
President and CFO

Sushil K. Patawari
Company Secretary

Place : Gurgaon
Dated : 25 February 2010

Profit and Loss Account for the year ended 31 December 2009

(Rupees in millions, except for share data and if otherwise stated)

	Schedule	For the year ended 31 December 2009	For the year ended 31 December 2008
INCOME			
Operating income	15	47,974.89	45,031.48
Less : Excise duty		147.29	310.01
		47,827.60	44,721.47
Other income	16	2,763.87	2,086.64
Net foreign exchange gain (other than on loans)	23(11)	1,790.40	–
		52,381.87	46,808.11
EXPENDITURE			
Materials consumed	17	20,480.28	20,453.61
Personnel expenses	18	7,284.04	6,087.86
Operating and other expenses	19	13,614.82	15,715.50
Net foreign exchange loss (other than on loans)	23(11)	–	10,264.46
		41,379.14	52,521.43
Profit/ (loss) before interest, exchange (gain)/ loss (net) on loans, depreciation, amortisation, impairment and tax charge/(benefit)		11,002.73	(5,713.32)
Interest	23(6)	394.66	1,458.28
Exchange (gain)/ loss (net) on loans		(1,493.13)	7,474.52
Profit/ (loss) before depreciation, amortisation, impairment and tax charge/(benefit)		12,101.20	(14,646.12)
Depreciation, amortisation and impairment	5	1,482.03	1,544.69
Profit/ (loss) before tax		10,619.17	(16,190.81)
Tax charge / (benefit)	20	4,899.33	(5,742.79)
Profit/ (loss) after tax		5,719.84	(10,448.02)
Balance brought forward		(8,265.83)	2,162.69
Transfer from foreign projects reserve		13.76	19.50
Deficit carried forward to Schedule 2		(2,532.23)	(8,265.83)
Earnings/ (loss) per share (Rs.)	21		
Basic - Par value of Rs. 5 per share		13.61	(27.29)
Diluted - Par value of Rs. 5 per share		10.74	(27.29)
Significant accounting policies	22		
Notes to the financial statements	23		

The schedules referred to above form an integral part of the Profit and Loss Account

As per our report attached

For B S R & Co.
Chartered Accountants

Vikram Aggarwal
Partner
Membership No. 089826

Place : Gurgaon
Dated : 25 February 2010

For and on behalf of the Board of Directors

Dr. Tsutomu Une
Chairman

Atul Sobti
CEO & Managing Director

Omesh Sethi
President and CFO

Sushil K. Patawari
Company Secretary

Place : Gurgaon
Dated : 25 February 2010

Cash flow statement for the year ended 31 December 2009

(Rupees in millions, except for share data and if otherwise stated)

		For the year ended 31 December 2009	For the year ended 31 December 2008
A.	**CASH FLOW FROM OPERATING ACTIVITIES**		
	Net profit/ (loss) before taxes	**10,619.17**	(16,190.81)
	Adjustments for :		
	Depreciation, amortisation and impairment	**1,482.03**	1,544.69
	Fixed assets written off	**12.00**	50.28
	Deferred employees compensation charge / (reversal)	**(8.17)**	3.75
	Unrealised foreign exchange loss/ (gain)	**(1,818.26)**	5,454.50
	Fair valuation (gain)/ loss on derivatives	**(8,932.47)**	7,702.14
	Dividend income	**(9.54)**	(11.01)
	Profit on disposal of investments	**(420.33)**	(42.83)
	Unclaimed balances/ excess provision written back	**(1,116.76)**	(177.19)
	Profit on sale of assets (net)	**(237.34)**	(943.98)
	Reversal of provision for diminution in value of long term investments	**–**	(9.86)
	Provision for diminution in value of current investment	**53.92**	–
	Interest expense	**394.66**	1,458.28
	Interest income	**(945.47)**	(866.76)
	Investment written off	**–**	93.42
	Provision / write-off of doubtful debts, advances and other current assets	**48.71**	166.38
		(11,497.02)	14,421.81
	Operating loss before working capital changes	**(877.85)**	(1,769.00)
	Adjustments for :		
	Increase in inventories	**(319.64)**	(2,224.48)
	Increase in sundry debtors	**(5,410.08)**	(788.34)
	(Increase) / decrease in loans and advances	**(112.09)**	905.12
	Increase in trade / other payables	**2,453.38**	920.56
	Increase in other current assets	**(14.42)**	(204.55)
		(3,402.85)	(1,391.69)
	Cash generated from/(used in) operating activities before taxes	**(4,280.70)**	(3,160.69)
	Direct taxes paid (net of refunds)	**(2,373.64)**	(736.11)
	Net Cash used in operating activities	**(6,654.34)**	(3,896.80)
B.	**CASH FLOW FROM INVESTING ACTIVITIES**		
	Purchase of fixed assets	**(2,747.61)**	(2,683.08)
	Proceeds from sale of fixed assets	**358.56**	1,147.05
	Sale of other investments	**–**	(4,349.96)
	Investment in subsidiaries	**(2,404.49)**	(2,551.24)
	Decrease / (increase) in fixed deposit with a maturity more than 90 days	**3,865.19**	(10,650.00)
	Sale proceeds of investments (net of expenses)	**614.28**	3,055.72
	Decrease / (increase) in loans / advances to subsidiaries	**324.42**	(1,825.18)
	(Increase) / decrease in secured loans to employees	**(8.02)**	1.26
	Interest received	**849.34**	740.16
	Dividend received	**9.54**	11.01
	Net cash (used in) / generated from investing activities	**861.21**	(17,104.26)
C.	**CASH FLOW FROM FINANCING ACTIVITIES**		
	Proceeds from issue of capital (including premium)	**13.44**	34,389.19
	Proceeds from equity share warrants	**–**	1,756.59
	Decrease in short term bank borrowings (net)	**(1,737.94)**	(3,517.67)
	Decrease in long term borrowings	**–**	(498.53)
	Increase in other borrowings (net)	**15.17**	33.40
	Short term borrowings from non convertible debentures	**2,000.00**	16,870.00
	Re-payment of short term borrowings of non convertible debentures	**(2,000.00)**	(16,870.00)
	Interest paid	**(432.09)**	(1,435.31)
	Issue expenses of equity share capital and warrants	**–**	(201.40)
	Dividend paid	**–**	(2,239.42)
	Tax on dividend	**–**	(380.59)
	Net cash (used in) / generated from financing activities	**(2,141.42)**	27,906.26
	INCREASE IN CASH AND CASH EQUIVALENTS	**(7,934.55)**	6,905.20
	Cash and cash equivalents at the beginning of the year	**8,622.07**	1,721.37
	Effect of exchange (gain) / loss on cash and cash equivalents	**1.79**	(4.50)
	Cash and cash equivalents at the end of the year	**689.31**	8,622.07
Notes :			
	Cash and cash equivalents include :		
	Cash, cheques in hand and remittances in transit	**68.05**	222.48
	With banks in :		
	Current accounts	**121.26**	199.59
	Deposit accounts	**500.00**	8,200.00
	Cash and cash equivalents at the end of the year	**689.31**	8,622.07
	Add:		
	Fixed deposit pledged (restricted cash)	**0.79**	0.75
	Fixed deposit with original maturity of more than 90 days	**6,784.81**	10,650.00
	Unclaimed dividend	**66.33**	76.57
	Cash and bank balances at the end of the year	**7,541.24**	19,349.39

As per our report attached

For B S R & Co.
Chartered Accountants

Vikram Aggarwal
Partner
Membership No. 089826

Place : Gurgaon
Dated : 25 February 2010

For and on behalf of the Board of Directors

Dr. Tsutomu Une
Chairman

Omesh Sethi
President and CFO

Place : Gurgaon
Dated : 25 February 2010

Atul Sobti
CEO & Managing Director

Sushil K. Patawari
Company Secretary

Schedules forming part of the financial statements for the year ended 31 December 2009

(Rupees in millions, except for share data and if otherwise stated)

	As at 31 December 2009	As at 31 December 2008
SCHEDULE - 1		
Share Capital		
Authorised		
598,000,000 (Previous year 598,000,000) Equity shares of Rs. 5 each	**2,990.00**	2,990.00
100,000 (Previous year 100,000) Cumulative preference shares of Rs 100 each	**10.00**	10.00
	3,000.00	3,000.00
Issued, subscribed and paid up		
420,417,358 (Previous year 420,369,753) Equity shares of Rs. 5 each fully paid	**2,102.09**	2,101.85
	2,102.09	2,101.85

Notes:

1. Issued, subscribed and paid up capital includes:
   [i] 293,698,988 (previous year 293,698,988) equity shares of Rs. 5 each allotted as fully paid bonus shares by capitalisation out of share premium and reserves.
   [ii] 6,562,308 (previous year 6,562,308) equity shares of Rs. 5 each allotted as fully paid up pursuant to a contract without payment being received in cash.
   [iii] 5,501,185 Global Depository Shares (GDSs) (previous year 7,227,121) representing 5,501,185 (previous year 7,227,121) equity shares of Rs. 5 each constituting 1.31% (previous year 1.72%) of the issued subscribed and paid-up share capital of the Company.
2. 268,711,323 (previous year 268,711,323) equity shares of Rs. 5 each are held by Daiichi Sankyo Company Limited, Japan, the holding company, also being the ultimate holding company.

Also refer to note 3 on schedule 23.

	As at 31 December 2009	As at 31 December 2008
SCHEDULE - 2		
Reserves and surplus		
(a) Capital reserve	**5.41**	5.41
(b) Amalgamation reserve	**43.75**	43.75
(c) Share premium account		
Balance at the beginning of the year	**37,862.17**	5,010.50
Add : Received during the year	**11.26**	34,164.47
Add : Transferred from employees stock option outstanding	**1.89**	31.45
	37,875.32	39,206.42
Less : Utilised for preferential allotment issue expenses	**–**	201.40
Less : Premium payable on redemption of Zero Coupon Foreign Currency Convertible Bonds (FCCBs)	**1,083.41**	1,731.33
Less : Tax (benefit)/reversal for premium payable on redemption of FCCBs	**1,227.17**	(588.48)
	35,564.74	37,862.17
Also refer to note on schedule 7		
(d) Foreign projects reserve		
Balance at the beginning of the year	**18.35**	37.85
Less: Transfer to Profit and Loss account	**13.76**	19.50
	4.59	18.35
(e) Hedging reserve *(net of tax)*		
Balance at the beginning of the year	**(792.58)**	–
Utilised / (additions) during the year	**763.85**	(792.58)
	(28.73)	(792.58)

Schedules forming part of the financial statements for the year ended 31 December 2009

(Rupees in millions, except for share data and if otherwise stated)

	As at 31 December 2009	As at 31 December 2008
(f) Employees stock option outstanding		
Balance at the beginning of the year	**67.67**	95.75
Add: Amortisation/ (reversal) of deferred employee compensation	**(8.17)**	3.37
	59.50	99.12
Less: Transferred to share premium on exercise of stock option	**1.89**	31.45
	57.61	67.67
Also refer to note 4 on schedule 23		
(g) General reserve		
Balance at the beginning of the year	**4,370.28**	16,151.24
Less: Transitional loss recognised pursuant to early adoption of Accounting Standard - 30 "Financial Instruments: Recognition and Measurement"	–	11,780.96
	4,370.28	4,370.28
(h) Deficit brought forward from Profit and Loss Account	**(2,532.23)**	(8,265.83)
	37,485.42	33,309.22

SCHEDULE - 3

Secured loans

Loans from banks	**1,758.27**	2,422.72
	1,758.27	2,422.72

Note: The above is secured against inventories, sundry debtors and moveable assets, both present and future.

SCHEDULE - 4

Unsecured loans

Short term loans from banks	**4,676.95**	6,257.78
Other loans		
Zero coupon foreign currency convertible bonds (FCCB)*	**20,475.40**	21,379.60
From Banks#	**6,395.71**	6,765.59
From Others#	**177.47**	162.30
	31,725.53	34,565.27

Notes :

* The Company has outstanding FCCBs aggregating to US $ 440 million. The bondholders have an option to convert FCCBs into equity shares of the Company at a price of Rs. 716.32 per share (subject to adjustment, if any) with a fixed exchange rate of Rs. 44.15 per US $ at any time on or after 27 April 2006 but before 9 March 2011. Further, these FCCBs may be redeemed, in whole, at the option of the Company at any time on or after 18 March 2009, but on or before 6 February 2011, subject to the satisfaction of certain conditions. These FCCBs are redeemable on 18 March 2011, at a premium of 26.765 percent (net of withholding tax) of their principal amount unless previously converted, redeemed, purchased or cancelled.

\# Other loans due for repayment within one year

From banks	**1,112.19**	
From others	**19.78**	14.83

Schedules forming part of the financial statements for the year ended 31 December 2009

(Rupees in millions, except for share data and if otherwise stated)

SCHEDULE - 5

Fixed assets

Description	Gross block				Accumulated depreciation, amortisation and impairment				Net block	
	As at 1 January 2009	Additions*	Deletions/ adjustments	As at 31 December 2009**	As at 1 January 2009	For the year $	Deletions/ adjustments	As at 31 December 2009**	As at 31 December 2009**	As at 31 December 2008
Tangible assets										
Land										
Freehold #	**173.69**		–	**173.69**	–			–	**173.69**	**173.69**
Leasehold	**259.49**			**259.49**	–			–	**259.49**	**259.49**
Buildings	**3,064.45**	628.44	0.72	**3,692.17**	**517.75**	85.80	0.30	**603.25**	**3,088.92**	**2,546.70**
Plant and machinery	**16,858.48**	1,768.80	241.04	**18,386.24**	**6,756.37**	1,137.43	200.08	**7,693.72**	**10,692.52**	**10,102.11**
Furniture and fixtures	**1,001.69**	65.08	19.82	**1,046.95**	**272.58**	60.01	8.23	**324.36**	**722.59**	**729.11**
Vehicles	**405.09**	80.70	119.03	**366.76**	**98.71**	36.60	38.80	**96.51**	**270.25**	**306.38**
Intangible assets										
Product development @	**361.74**			**361.74**	**361.74**			**361.74**	–	–
Patent, trade marks, designs and licences @@	**778.27**	280.16	260.13	**798.30**	**666.38**	44.11	260.13	**450.36**	**347.94**	**111.89**
Software @@	**753.55**	159.34	0.03	**912.86**	**426.44**	107.78	0.01	**534.21**	**378.65**	**327.11**
Non compete	**211.00**			**211.00**	**200.70**	10.30		**211.00**	–	**10.30**
Total	**23,867.45**	**2,982.52**	**640.77**	**26,209.20**	**9,300.67**	**1,482.03**	**507.55**	**10,275.15**	**15,934.05**	**14,566.78**
Previous Year	22,614.80	1,669.60	416.95	23,867.45	7,919.59	1,544.69	163.61	9,300.67	14,566.78	

Notes :

* Additions to fixed assets include Rs. 221.98 (previous year Rs. 558.28) towards assets used for research and development.

** The above includes the following assets held for disposal, which are being carried at the lower of their net block and net realisable value:

Description	Gross block	Accumulated depreciation	Net block
Land	1.23		1.23
Building	48.39	11.63	36.76
Plant and machinery	85.03	85.03	

There were no assets which were held for disposal as at 31 December 2008

\# Freehold land includes land valued at Rs. 25.48 (previous year Rs. 25.48) pending registration in the name of the Company.

@ The Company during the year provided for an impairment loss of Rs. nil (previous year Rs. 331.32) on certain product development rights. The impairment loss was determined owing to the prevailing market conditions of the underlying molecules for which the product development rights were acquired.

$ During the current year, consequent to a change in the probability for extension of lease term for a leased property, the Company has recorded accelerated depreciation on assets constructed on that leased property amounting to Rs. 141.70 (previous year Rs. nil).

@@ Remaining useful lives of intangible assets as at 31 December 2009 is as under:

Description	Remaining useful lives
Patent, trade marks, designs and licences	1-5 years
Software	1-6 years

Schedules forming part of the financial statements for the year ended 31 December 2009

(Rupees in millions, except for share data and if otherwise stated)

Schedule - 6

	Class of shares	Face value per share	Number of shares 2009	Number of shares 2008	As at 31 December 2009	As at 31 December 2008
Investments						
CURRENT						
Trade :						
Quoted						
Krebs Biochemicals & Industries Limited	Equity shares	Rs. 10	1,050,000	-	35.33	-
					35.33	-
LONG TERM						
Investments in shares of companies (fully paid-up)						
Trade :						
Quoted						
Zenotech Laboratories Limited	Equity shares	Rs. 10	16,127,293	16,127,293	2,463.53	2,463.53
Krebs Biochemicals & Industries Limited	Equity shares	Rs. 10	-	1,050,000	-	89.25
					2,463.53	2,552.78
Unquoted						
Shimal Research Laboratories Limited	Equity shares	Rs. 10	9,340,000	9,340,000	934.00	934.00
Shivalik Solid Waste Management Limited	Equity shares	Rs. 10	20,000	20,000	0.20	0.20
Biotech Consortium India Limited	Equity shares	Rs. 10	50,000	50,000	0.50	0.50
Nimbua Greenfield (Punjab) Limited	Equity shares	Rs. 10	250,000	250,000	2.50	2.50
					937.20	937.20
Non trade :						
Quoted						
Fortis Healthcare Limited	Equity shares	Rs. 10	14,097,660	14,097,660	140.98	140.98
The Great Eastern Shipping Company Limited	Equity shares	Rs. 10	500	500	0.03	0.03
					141.01	141.01
Subsidiary companies:						
Domestic						
Vidyut Investments Limited	Equity shares	Rs. 10	25,008,400	25,008,400	250.08	250.08
Ranbaxy Drugs Limited	Equity shares	Rs. 10	3,100,020	3,100,020	31.00	31.00
	10% NCRP **	Rs. 10	250	250	*	*
Ranbaxy Drugs and Chemicals Company	Equity shares	Rs. 10	3,100,000	3,100,000	17.25	17.25
Solus Pharmaceuticals Limited	Equity shares	Rs. 10	14,900,700	14,900,700	783.01	783.01
Rexcel Pharmaceuticals Limited	Equity shares	Rs. 10	12,500,000	12,500,000	735.00	735.00
Gufic Pharma Limited	Equity shares	Rs. 100	4,900	4,900	535.22	535.22
Ranbaxy Life Sciences Research Limited	Equity shares	Re. 1	24,500,000	24,500,000	24.50	24.50
	Preference Share	Rs. 1,000	2,000,000	2,000,000	200.00	200.00
Ranbaxy SEZ Limited	Equity shares	Rs. 10	50,000	50,000	0.50	0.50
Overseas						
Ranbaxy (Netherlands) BV., The Netherlands #	Ordinary shares	EUR 100	3,939,716	3,939,716	28,947.75	26,543.26
Ranbaxy (Hongkong) Ltd., Hongkong	Equity shares	HK $ 1	2,400,000	2,400,000	9.84	9.84
Ranbaxy Pharmacie Generiques SAS, France	Equity shares	€ 9	800,000	800,000	3,400.02	3,400.02
Ranbaxy (Guangzhou China) Ltd., China	Capital contribution	US $ 5,900,000			-	193.95
Ranbaxy (Malaysia) Sdn. Bhd., Malaysia	Ordinary shares	RM 1	3,189,248	3,189,248	36.56	36.56
Ranbaxy (Nigeria) Ltd., Nigeria	Ordinary shares	Naira 1	13,070,648	13,070,648	7.40	7.40
Ranbaxy Unichem Co. Ltd., Thailand	Ordinary shares	Bahts 100	206,670	206,670	21.20	21.20
					34,999.33	32,788.79
					38,576.40	36,419.78
Less: Provision for diminution in value of long term investments					(239.50)	(239.50)
					38,336.90	36,180.28
Aggregate book value of quoted investments					2,639.88	2,693.79
Market value of quoted investments					3,807.18	2,679.33
Aggregate book value of unquoted investments (net of provision for dimunition)					35,697.02	33,486.49
Investments (bank certificates of deposit) purchased and sold during the year						
- ABN Amro Bank					-	479.32
- Corporation Bank					-	246.22
- Federal Bank					-	147.34
- IDBI Bank					-	728.61
- Punjab National Bank					-	883.26
- State Bank of India					-	480.03

Notes

* Rounded off to Rs. Nil.

** NCRP denotes Non convertible redeemable preference shares.

\# include Rs. 7,028.59 (previous year Rs. 4,624.10) paid as share premium reserve.

Schedules forming part of the financial statements for the year ended 31 December 2009

(Rupees in millions, except for share data and if otherwise stated)

	As at 31 December 2009	As at 31 December 2008
SCHEDULE - 7		
Deferred tax assets (net)		
Deferred tax asset arising on account of :		
Provision for doubtful debts and advances	**134.06**	117.96
Provision for employee benefits	**80.91**	83.24
FCCB loan revaluation	–	413.77
Revlauation of External commercial borrowings (ECBs)	**237.59**	–
FCCB redemption premium charged to share premium account	–	1,227.17
Tax losses carried forward	**7,960.24**	11,655.67
Others	**56.73**	116.65
	8,469.53	13,614.46
Less: Deferred tax liability arising on account of :		
Depreciation, amortisation and impairment	**2,807.68**	2,821.14
Others	**165.94**	165.94
	2,973.62	2,987.08
Less: Deferred tax asset not carried forward	**1,296.83**	–
Deferred tax assets (net)	**4,199.08**	10,627.38

Note:

On the basis of profit from operations made subsequent to year end, profit on sale of materials relating to a First to File (FTF) product in the United States of America, milestone payment from an exclusivity settlement and certain other factors, the Company believes that there is virtual certainty in respect of the carrying amount of net deferred tax asset. Consequently, an amount of Rs. 1,296.83, representing excess over the amount arrived at on the basis of test of virtual certainty, has not been recognized as deferred tax asset.

Further, due to a similar assessment as mentioned above, the deferred tax asset of Rs.1,227.17 relating to premium payable on redemption of FCCBs has not been carried forward with corresponding adjustment through Share Premium Account.

	As at 31 December 2009	As at 31 December 2008
SCHEDULE - 8		
Inventories		
Stores and spares	**74.15**	92.31
Raw materials	**4,720.32**	4,707.81
Packaging materials	**398.64**	412.93
Finished goods		
– Own manufactured	**3,147.26**	3,256.88
– Others	**698.07**	719.42
Work-in-progress	**3,266.38**	2,795.84
	12,304.82	11,985.19
SCHEDULE - 9		
Sundry debtors*		
(Considered good except where provided for)		
Debts outstanding for a period exceeding six months		
Secured	**0.65**	0.01
Unsecured		
– Considered good	**2,167.05**	2,086.71
– Considered doubtful	**294.75**	252.74
	2,462.45	2,339.46
Other debts		
– Secured	**330.71**	296.40
– Unsecured considered good	**12,848.07**	7,862.23
	13,178.78	8,158.63
	15,641.23	10,498.09
Less : Provision for doubtful debts	**294.75**	252.74
	15,346.48	10,245.35

* Refer to note 15 of schedule 23 for dues from parties parties under the same management as defined under Section 370(IB) of the Companies Act, 1956.

Schedules forming part of the financial statements for the year ended 31 December 2009

(Rupees in millions, except for share data and if otherwise stated)

	As at 31 December 2009	As at 31 December 2008
SCHEDULE - 10		
Cash and bank balances		
Cash in hand	**4.75**	4.98
Cheques in hand	**3.35**	-
Remittances in transit	**59.95**	217.50
Balances with scheduled banks in:		
– Current accounts	**53.16**	122.28
– Deposit accounts #	**7,285.60**	18,850.75
– Unclaimed dividend accounts	**66.33**	76.57
Balances with non-scheduled banks in:		
– Current accounts *	**68.10**	77.31
	7,541.24	19,349.39

Includes deposit receipts of Rs. 0.79 (Previous year Rs 0.75) pledged with Government Authorities.

* Closing and maximum balance outstanding at any time during the year on current accounts with non scheduled banks is given hereunder:

		Balance		Maximum balance during the year ended	
		As at 31 December 2009	As at 31 December 2008	31 December 2009	31 December 2008
1	AB Vilnius Bankas, Kaunas, Lithuania	**10.85**	6.94	**17.73**	18.28
2	ABN AMRO Bank, Moscow, Russia	**10.21**	8.43	**93.14**	158.13
3	Banque Internationale Pour Le Commerce Et L'industrie du Cameroun, Doula, Cameroon	**4.41**	0.63	**7.56**	4.43
4	Barclays Bank of Kenya Ltd, Nairobi Kenya	–	1.44	**1.44**	1.44
5	Bank Handlowy W Warszawie SA, Warsaw, Poland	**0.54**	16.24	**16.24**	16.57
6	Calyon Corporate, HO Chi Minh, Vietnam	**2.71**	2.86	**3.49**	2.93
7	Calyon Corporate, Kiev, Ukraine	**19.17**	23.21	**63.83**	61.86
8	Citi Bank, Almaty, Kazakhstan	**0.02**	4.92	**21.36**	10.17
9	Citi Bank, Sofia, Bulgaria	**1.82**	0.80	**5.10**	2.64
10	Credit Du Maroc, Boulevard Mohammed V. Casablanca, Morocco.	**0.49**	0.50	**0.90**	1.16
11	Myanmar Investment and Commercial Bank Yangon, Myanmar	**2.17**	1.94	**6.67**	4.90
12	Societe Generale De Banques Au Cameroun Doula, Ivory Coast	**5.13**	4.50	**9.52**	8.11
13	The HongKong & Shanghai Banking Corporation, Singapore	–	0.56	**0.60**	7.50
14	Standbic Bank, Nairobi, Kenya	**5.86**	0.50	**7.47**	6.35
15	Standbic Bank Zimbabwe Limited Causeway Zimbabwe, Harare	**1.77**	0.82	**3.67**	2.53
16	The Hongkong & Shanghai Banking Corporation, Dubai, UAE	**2.95**	3.02	**6.73**	12.18
		68.10	77.31		

Schedules forming part of the financial statements for the year ended 31 December 2009

(Rupees in millions, except for share data and if otherwise stated)

	As at 31 December 2009	As at 31 December 2008
SCHEDULE - 11		
Loans and advances		
(Considered good, except where provided for)		
Secured loans to employees *	**52.35**	44.33
Unsecured loans and advances:		
Loans to employees	**93.30**	85.07
Advances recoverable in cash or in kind or for value to be received		
– Considered good	**1,285.43**	1,274.24
– Doubtful	**73.83**	70.33
Balances with central excise and customs	**1,962.65**	1,873.14
Loans and advances to subsidiaries#	**1,533.78**	1,858.20
Minimum alternative tax (MAT) credit entitlement	**4,720.65**	1,219.00
Advance income-tax (net of provision for tax Rs. 1,814.50 as at 31 December 2008)	–	391.29
	9,721.99	6,815.60
Less : Provision for doubtful advances	**73.83**	70.33
	9,648.16	6,745.27

* Includes amount due from an officer of the Company of Rs. 4.02 (previous year 0.34). The maximum balance at any time during the year was Rs. 4.02 (previous year Rs. 0.43).

Refer to note 18 of schedule 23 for loans and advances to parties under the same management as defined under Section 370(IB) of the Companies Act, 1956.

	As at 31 December 2009	As at 31 December 2008
SCHEDULE - 12		
Other current assets		
(Unsecured, considered good except where provided for)		
Export incentives accrued	**664.09**	654.69
Exchange gain accrued on forward contracts	**559.63**	458.80
Insurance claims receivable	**12.41**	8.42
Interest accrued but not due	**236.86**	140.74
Others		
– Considered good	**85.75**	82.89
– Doubtful	**25.84**	23.97
	1,584.58	1,369.51
Less : Provision for doubtful other current assets	**25.84**	23.97
	1,558.74	1,345.54
SCHEDULE - 13		
Current liabilities		
Sundry creditors^		
– Dues to micro and small enterprises@	**21.69**	19.38
– Others #	**9,053.41**	8,096.00
Book overdraft	**49.78**	265.72
Interest accrued but not due on loans	**36.67**	74.10
Unpaid dividend	**66.33**	76.57
Payable towards unrealised loss on currency options	**16,669.65**	26,760.86
Advance from customers	**317.97**	69.05
Other liabilities $	**342.94**	318.06
	26,558.44	35,679.74
^ Includes due to subsidiary companies / entities.	**371.62**	2,120.72
# Includes payable to employees such as salary, bonus etc.	**140.52**	129.96
$ Includes statutory dues payable in respect of employees benefits such as provident fund, ESI etc.	**7.54**	0.59

@ The Ministry of Micro, Small and Medium Enterprises has issued an Office Memorandum dated 26 August 2008 which recommends that the Micro and Small Enterprises should mention in their correspondence with its customers the Entrepreneurs Memorandum Number as allocated after filing of the Memorandum. Based on the information available with the management, there are no overdues outstanding to micro and small enterprises as defined under the Micro, Small and Medium Enterprises Development Act, 2006. Further, the Company has not received any claim for interest from any supplier under the said Act.

Schedules forming part of the financial statements for the year ended 31 December 2009

(Rupees in millions, except for share data and if otherwise stated)

	As at 31 December 2009	As at 31 December 2008
SCHEDULE - 14		
Provisions		
Employee retirement benefits #	**2,108.31**	1,887.07
Income-tax (net of advance tax Rs. 2,760.20 as at 31 December 2009)	**828.24**	
Premium payable on redemption of FCCB	**4,693.79**	3,610.38
	7,630.34	5,497.45

Also refer to note 9 on schedule 23

	Year ended 31 December 2009	Year ended 31 December 2008
SCHEDULE - 15		
Operating income		
Sales		
Domestic	**16,981.62**	15,454.78
Export	**28,377.47**	27,938.85
	45,359.09	43,393.63
Royalty, technical know-how and product development	**476.68**	439.34
Export incentives	**546.73**	870.73
Income from settlement agreements	**1,441.15**	172.69
Others	**151.24**	155.09
	2,615.80	1,637.85
	47,974.89	45,031.48

	Year ended 31 December 2009	Year ended 31 December 2008
SCHEDULE - 16		
Other income		
Interest* [gross of tax deducted at source Rs.179.58 (previous year Rs. 194.35)]	**945.47**	866.76
Dividend from overseas subsidiaries [gross of tax deducted at source Rs. 0.43 (previous year Rs. 0.43)]	**9.54**	11.01
Profit on sale of assets [net of loss Rs. 26.54 (previous year Rs. 19.45)]	**237.34**	943.98
Profit on sale of current investments	–	42.83
Profit on sale of investment in subsidiary	**420.33**	–
Unclaimed balances / excess provision written back (Also refer to note 2 on schedule 23)	**1,116.76**	177.19
Reversal of deferred employees compensation	**8.17**	–
Reversal of provision for diminution in the value of long term investments	–	9.86
Miscellaneous	**26.26**	35.01
	2,763.87	2,086.64
Notes :		
* Interest includes:		
Current investments - non trade	–	0.12
Income-tax refunds	**2.35**	2.36
Loans and deposits:		
– Short term deposits with banks	**936.35**	569.14
– Long term deposits	–	8.33
– Subsidiary companies	**0.36**	281.75
– Employees loans	**5.51**	4.03
– Others	**0.90**	0.73
	945.47	866.76

Schedules forming part of the financial statements for the year ended 31 December 2009

(Rupees in millions, except for share data and if otherwise stated)

		Year ended 31 December 2009		Year ended 31 December 2008
SCHEDULE - 17				
Materials consumed				
Raw materials consumed*		**13,460.05**		14,565.21
Stores and spares consumed		**1,027.31**		995.43
Packaging materials consumed		**1,533.43**		1,924.22
Finished goods purchased		**4,812.06**		4,211.64
Increase in work in progress and finished goods				
Opening stock				
Work-in-progress	**2,795.84**		2,190.53	
Finished goods				
– Own manufactured	**3,256.88**		3,029.95	
– Others	**719.42**		395.77	
	6,772.14		5,616.25	
Less :				
Closing stock				
Work-in-progress	**3,266.38**		2,795.84	
Finished goods				
– Own manufactured	**3,147.26**		3,256.88	
– Others	**698.07**		719.42	
	7,111.71		6,772.14	
Net increase		**(339.57)**		(1,155.89)
Increase in excise duty		**(13.00)**		(87.00)
		20,480.28		20,453.61
*Includes site variation cost amounting to Rs. 412.60 (previous year Rs. nil) paid to subsidiaries.				
SCHEDULE - 18				
Personnel expenses				
Salaries, wages and bonus		**6,478.80**		5,375.60
Contribution to provident and other funds		**477.85**		430.18
Workmen and staff welfare		**327.39**		278.33
Amortisation of deferred employees compensation		–		3.75
		7,284.04		6,087.86
SCHEDULE - 19				
Operating and other expenses				
Freight, clearing and forwarding		**1,046.52**		1,588.79
Advertising and sales promotion		**2,098.36**		1,956.52
Travel and conveyance		**1,055.64**		1,054.03
Legal and professional (Refer to note 7 of Schedule 23)		**2,340.90**		1,794.24
Market research		**661.39**		903.71
Commission		**503.75**		648.94
Communication		**222.87**		207.25
Insurance		**298.02**		248.59
Rent (refer to note 8 of schedule 23)		**482.99**		458.73
Claims paid		**100.27**		1,907.22
Rates and taxes		**182.03**		156.41
Regulatory filing fee		**264.23**		58.62
Printing and stationery		**84.22**		85.85
Analytical charges		**81.01**		63.53
Processing charges		**804.81**		866.66
Excise duty		**24.74**		18.69
Power and fuel		**1,367.98**		1,406.76
Running and maintenance of vehicles		**129.24**		112.20

Schedules forming part of the financial statements for the year ended 31 December 2009

(Rupees in millions, except for share data and if otherwise stated)

	Year ended 31 December 2009	Year ended 31 December 2008
Repairs and maintenance		
– Buildings	**35.92**	43.29
– Plant and machinery	**138.90**	116.03
– Others	**339.74**	336.97
Cash discounts	**54.46**	55.04
Conferences and meetings	**77.11**	110.79
Clinical trials	**454.89**	509.52
Recruitment and training	**124.26**	118.53
Fixed assets written off	**12.00**	50.28
Investment written off	**–**	93.42
Provision / write-off of doubtful debts, advances and other current assets	**48.71**	166.46
Provision for diminution in value of current investment	**53.92**	
Miscellaneous expenses	**525.94**	578.43
	13,614.82	15,715.50

SCHEDULE - 20

Tax charge / (benefit)		
Current income-tax	**3,546.90**	225.80
Minimum alternative tax credit entitlement	**(3,501.65)**	(40.00)
Deferred tax charge/ (credit)	**4,807.81**	(6,083.41)
Fringe benefit tax	**35.50**	155.20
Tax - earlier years #	**10.77**	(0.38)
	4,899.33	(5,742.79)

\# Net of credit adjusted of Rs. 6.50 (previous year Rs. 27.01)

Schedule - 21

Earnings per share		
Net profit/(loss) attributable to equity shareholders		
Net profit/(loss) available for equity shareholders	**5,719.84**	(10,448.02)
Less: Exchange gain on FCCBs	**(904.20)**	
	4,815.64	(10,448.02)
Number of weighted average equity shares		
Basic	**420,380,856**	382,846,324
Effect of dilutive equity shares on account of *		
– Employees stock options outstanding	**819,480**	
– Foreign Currency Convertible Bonds	**27,119,165**	
Diluted	**448,319,501**	382,846,324
Nominal value of equity share (Rs.)	**5.00**	5.00
Earning/ (loss) per share (Rs.)		
Basic	**13.61**	(27.29)
Diluted	**10.74**	(27.29)

* Following are the potential equity shares considered to be anti dilutive in nature, hence these have not been adjusted to arrive at the dilutive earnings per share.

– Employees stock options outstanding	–	300,486
– Foreign Currency Convertible Bonds	–	27,119,165
– Equity share warrants	**23,834,333**	23,834,333

Schedules forming part of the financial statements for the year ended 31 December 2009

SCHEDULE - 22

SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

The financial statements have been prepared and presented under the historical cost convention on the accrual basis of accounting and comply with the Accounting Standards as specified in the Companies (Accounting Standards) Rules, 2006, other pronouncements of the Institute of Chartered Accountants of India (ICAI), and the relevant provisions of the Companies Act, 1956 and guidelines issued by the Securities and Exchange Board of India, to the extent applicable.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and reported amounts of revenues and expenses for the year. Examples of such estimates include provisions of future obligation under employee retirement benefit plans, the useful lives of fixed assets and intangible assets, etc. Actual results could differ from these estimates. Any revision to accounting estimates is recognised prospectively in the current and future periods.

Fixed assets and depreciation

Fixed assets are stated at the cost of acquisition or construction, less accumulated depreciation and impairment losses. Cost comprises the purchase price and any attributable costs of bringing the assets to their working condition for intended use.

Borrowing costs directly attributable to acquisition or construction of fixed assets, which necessarily take a substantial period of time to be ready for their intended use, are capitalized.

Depreciation on fixed assets, except leasehold improvements, is provided using the straight-line method and at the rates specified in Schedule XIV to the Companies Act, 1956, which are reflective of the estimated useful lives of the fixed assets. Leasehold improvements are depreciated over their estimated useful life, or the remaining period of lease from the date of capitalization, whichever is shorter.

Depreciation is calculated on a pro-rata basis from the date of installation till the date the assets are sold or disposed off. Assets costing individually Rs. 5,000 or less are fully depreciated in the year of purchase.

Intangible assets and amortization

Intangible assets comprise patents, trademarks, designs and licenses, computer software, non-compete fee and product development rights, and are stated at cost less accumulated amortization and impairment losses, if any.

These are amortized over their estimated useful lives on a straight-line basis, commencing from the date the asset is available to the Company for its use. The management estimates the useful lives for the various intangible assets as follows:

	Years
Patents, Trademarks, Designs and Licenses	5
Computer Software	6
Non-Compete Fee	Term of the respective agreements ranging from 1 to 10 years
Product Development	5

Impairment of assets

The carrying values of assets are reviewed at each reporting date to determine if there is indication of any impairment. If any indication exists, the asset's recoverable amount is estimated. For assets that are not yet available for use, the recoverable amount is estimated at each reporting date. An impairment loss is recognised whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount and is recognised in the Profit and Loss Account. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined net of depreciation or amortisation, if no impairment loss had been recognised.

Revenue recognition

Revenue from sale of goods is recognized on transfer of significant risks and rewards of ownership to the customer. Revenue includes excise duty and is shown net of sales tax, value added tax and applicable discounts and allowances. Allowances for sales returns are estimated and provided for in the year of sales.

Schedules forming part of the financial statements for the year ended 31 December 2009

SCHEDULE - 22

SIGNIFICANT ACCOUNTING POLICIES

Service income is recognised as per the terms of contracts with customers when the related services are rendered, or the agreed milestones are achieved.

Income from royalty, technical know-how arrangements, exclusivity and patents settlement, licensing arrangements is recognized on an accrual basis in accordance with the terms of the relevant agreement.

Export entitlements are recognised as income when the right to receive credit as per the terms of the scheme is established in respect of the exports made and where there is no significant uncertainty regarding the ultimate collection of the relevant export proceeds.

Dividend income is recognised when the right to receive the income is established. Income from interest on deposits, loans and interest bearing securities is recognised on the time proportion method.

Investments

Investments that are readily realizable and intended to be held for not more than a year are classified as current investments. All other investments are classified as long-term investments.

Current investments are carried at the lower of cost or fair value, determined on an individual investment basis. Long-term investments are carried at cost less any other-than-temporary diminution in value, determined, separately in respect of each category of investment.

Inventories

Raw material, packaging material and stores and spare parts are carried at cost. Cost includes purchase price, those subsequently recoverable by the enterprise from the concerned revenue authorities), freight inwards and other expenditure incurred in bringing such inventories to their present location and condition. In determining the cost, weighted average cost method is used. The carrying cost of raw materials, packaging materials and stores and spare parts are appropriately written down when there is a decline in replacement cost of such materials and finished products in which they will be incorporated are expected to sold below cost.

Work in progress, manufactured finished goods and traded goods are valued at the lower of cost and net realisable value. The comparison of cost and net realisable value is made on an item by item basis. Cost of work in progress and manufactured finished goods is determined on weighted average basis and comprises direct material, cost of conversion and other costs incurred in bringing these inventories to their present location and condition. Cost of traded goods is determined on weighted average basis.

Excise duty liability is included in the valuation of closing inventory of finished goods.

Research and development costs

Revenue expenditure on research and development is expensed out under the respective heads of account in the year in which it is incurred.

Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalised, if the cost can be reliably measured, the product or process is technically and commercially feasible and the Company has sufficient resources to complete the development and to use and sell the asset. The expenditure capitalised includes the cost of materials, direct labour and an appropriate proportion of overheads that are directly attributable to preparing the asset for its intended use. Other development expenditure is recognised in the Profit and Loss account as an expense as incurred.

Capitalised development expenditure is stated at cost less accumulated amortisation and impairment losses. Fixed assets used for research and development are depreciated in accordance with the Company's policy.

Materials identified for use in research and development process are carried as inventories and charged to Profit and Loss Account on issuance of such materials for research and development activities.

Employee stock option based compensation

The Company calculates the compensation cost based on the intrinsic value method wherein the excess of value of underlying equity shares as of the date of the grant of options over the exercise price of the options given to employees under the employee stock option schemes of the Company, is recognised on a straight line basis and amortised over the vesting period on a straight line basis.

Schedules forming part of the financial statements for the year ended 31 December 2009

SCHEDULE - 22

SIGNIFICANT ACCOUNTING POLICIES

Foreign currency transactions

Transactions in foreign currency are recorded at the exchange rate prevailing at the date of the transaction. Exchange differences arising on foreign currency transactions settled during the year are recognised in the Profit and Loss Account.

Monetary assets and liabilities denominated in foreign currencies as at the balance sheet date, not covered by forward exchange contracts, are translated at year end rates. The resultant exchange differences are recognised in the Profit and Loss Account. Non-monetary assets are recorded at the rates prevailing on the date of the transaction.

Profit and Loss items at representative offices located outside India are translated at the respective monthly average rates. Monetary Balance sheet items at representative offices at the balance sheet date are translated using the year-end rates. Non-monetary Balance Sheet items are recorded at the rates prevailing on the date of the transaction.

Forward contracts are entered into to hedge the foreign currency risk of the underlying outstanding at the balance sheet date. The premium or discount on such contracts is amortized as income or expense over the life of the contract. Any profit or loss arising on the cancellation or renewal of forward contracts is recognized as an income or expense for the period. The exchange difference on such a forward exchange contract is calculated as the difference between

(a) the foreign currency amount of the contract translated at the exchange rate at the Balance Sheet date, or the settlement date where the transaction is settled during the reporting period, and

(b) the same foreign currency amount translated at the later of the date of inception of the forward exchange contract and the last reporting date. Such exchange differences are recognized in the Profit and Loss Account in the reporting period in which the exchange rates change.

Derivative instruments and hedge accounting

The Company uses foreign exchange forward contracts and options to hedge its exposure to movements in foreign exchange rates. These foreign exchange forward contracts and options are not used for trading or speculation purposes.

Forward and option contracts are fair valued at each Balance Sheet date. The resultant gain or loss (except relating to effective hedges) from these transactions are recognised in the Profit and Loss Account. The gain or loss on effective hedges is recorded in the Hedging Reserve (reported under Reserves and Surplus) until the transactions are complete. On completion, the gain or loss is transferred to the Profit and Loss account of that period. To designate a forward or options contract as an effective hedge, the management objectively evaluates and evidences with appropriate supporting documents at the inception of each contract whether the contract is effective in achieving offsetting cash flows attributable to the hedged risk. In the absence of being designated as an effective hedge, a gain or loss is recognised in the Profit and Loss Account.

Employee benefits

Short – term employee benefits

All employee benefits payable / available within twelve months of rendering the service are classified as short-term employee benefits. Benefits such as salaries, wages and bonus etc., are recognised in the Profit and Loss Account in the period in which the employee renders the related service.

Defined benefit plans

Defined benefit plans of the Company comprise gratuity, provident fund and pension plans.

Gratuity:

The Company has an obligation towards gratuity, a defined benefit retirement plan covering eligible employees. The plan provides for a lump sum payment to vested employees at retirement, death while in employment or on termination of employment of an amount based on the respective employee's salary and the tenure of employment. Vesting occurs upon completion of five years of service. The Company makes annual contributions to gratuity fund established as trust.

Provident fund

In respect of employees, the Company makes specified monthly contribution towards the employees' provident fund to the provident fund trust administered by the Company. The minimum interest payable by the provident fund trust to the beneficiaries every year is notified by the Government. The Company has an obligation to make good the shortfall, if any, between the return on respective investments of the trust and the notified interest rate.

Schedules forming part of the financial statements for the year ended 31 December 2009

SCHEDULE - 22

SIGNIFICANT ACCOUNTING POLICIES

Pension

The Company has an obligation towards pension, a defined benefit retirement plan covering eligible employees. The plan provides for a lump sum payment to vested employees at retirement, death while in employment or on termination of employment of an amount based on the respective employee's salary and the tenure of employment. Vesting occurs upon completion of 20 years of service.

Actuarial valuation

The liability in respect of defined benefit plans, other than provident fund schemes, is accrued in the books of account on the basis of actuarial valuation carried out by an independent actuary primarily using the Projected Unit Credit Method, which recognizes each year of service as giving rise to additional unit of employee benefit entitlement and measure each unit separately to build up the final obligation. The obligation is measured at the present value of estimated future cash flows. The discount rates used for determining the present value of obligation under defined benefit plans, is based on the market yields on Government securities as at the balance sheet date, having maturity periods approximating to the terms of related obligations. Actuarial gains and losses are recognised immediately in the Profit and Loss Account. Gains or losses on the curtailment or settlement of any defined benefit plan are recognised when the curtailment or settlement occurs.

The contributions made to provident fund trust are charged to Profit and Loss Account as and when they become payable. In addition, the Company recognizes liability for shortfall in the plan assets vis-à-vis the fund obligation, if any. The Guidance on implementing AS 15, Employee Benefits (revised 2005) issued by Accounting Standard Board (ASB) states that benefits involving employer established provident funds, which require interest shortfalls to be recompensed are to be considered as defined benefit plans. Pending the issuance of the guidance note from the Actuarial Society of India, the Company's actuary has expressed an inability to reliably measure provident fund liabilities. Accordingly, the Company is unable to exhibit the related information.

Defined contribution plans

Under the superannuation scheme, a defined contribution plan, the Company pays fixed contributions and has no obligation to pay further amounts. Such fixed contributions are recognized in the Profit and Loss Account on accrual basis.

Other long term employee benefits

Compensated absences

As per the Company's policy, eligible leaves can be accumulated by the employees and carried forward to future periods to either be utilised during the service, or encashed. Encashment can be made during service, on early retirement, on withdrawal of scheme, at resignation and upon death of the employee. The value of benefits is determined based on the seniority and the employee's salary.

Long service award

As per the Company's policy, employees of the Company are eligible for an award after completion of specified number of years of service with the Company.

Actuarial valuation

The Company accounts for the liability for compensated absences payable in future and long service awards based on an independent actuarial valuation using the projected unit credit method as at the year end. Actuarial gains and losses are recognized immediately in the Profit and Loss Account. Gains or losses on the curtailment or settlement of any defined benefit plan are recognized when the curtailment or settlement occurs.

Taxes on income

Income tax expense comprises current tax (i.e amount of tax for the year determined in accordance with the Income-tax law) and deferred tax charge or credit.

Deferred tax charge or credit reflects the tax effects of timing differences between accounting income and taxable income for the period. The deferred tax charge or credit and the corresponding deferred tax liabilities or assets are recognised using the tax rates that have been enacted or substantively enacted by the balance sheet date. Deferred tax assets are recognised only to the extent there is reasonable certainty that the assets can be realised in future; however, where there is unabsorbed depreciation or carry forward of losses, deferred tax assets are recognised only if there is a

Schedules forming part of the financial statements for the year ended 31 December 2009

SCHEDULE - 22

SIGNIFICANT ACCOUNTING POLICIES

virtual certainty of realisation of such assets. Deferred tax assets are reviewed at each balance sheet date and are written-down or written-up to reflect the amount that is reasonably / virtually certain (as the case may be) to be realised.

Provision for Fringe Benefit tax for the year has been determined in accordance with the provisions of section 115WC of the Income Tax Act, 1961.

Minimum alternative tax payable under the provisions of the Income Tax Act 1961 is recognized as an assets in the year in which credit become eligible and is set off to the extent allowed in the year in which the Company becomes liable to pay income taxes at the enacted tax rates.

Provisions, contingent liabilities and contingent assets

A provision is created when there is a present obligation as a result of a past event that probably requires an outflow of resources and a reliable estimate can be made of the amount of the obligation. A disclosure for a contingent liability is made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. When there is a possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made.

The Company does not recognise assets which are of contingent nature until there is virtual certainty of realisability of such assets. However, if it has become virtually certain that an inflow of economic benefits will arise, asset and related income is recognised in the financial statements of the period in which the change occurs.

Leases

Lease arrangements, where the risks and rewards incidental to ownership of an asset substantially vest with the lessor, are recognised as an operating lease. Lease payments under operating lease are recognized as an expense in the Profit and Loss Account on a straight-line basis over the lease period.

Earnings per share

Basic earnings per share are calculated by dividing the net profit for the year attributable to equity shareholders by the weighted average number of equity shares outstanding during the year. The weighted average number of equity shares outstanding during the period are adjusted for events of bonus issue and share split. For the purpose of calculating diluted earnings per share, the net profit or loss for the period attributable to equity shareholders and the weighted average number of shares outstanding during the year are adjusted for the effects of all dilutive potential equity shares. The dilutive potential equity shares are deemed converted as of the beginning of the period, unless they have been issued at a later date.

Schedules forming part of the financial statements for the year ended 31 December 2009

(Rupees in millions, except for share data and if otherwise stated)

SCHEDULE - 23

Notes to the financial statements

1. Background

Ranbaxy Laboratories Limited ('the Company') together with its subsidiaries, joint venture and associates, operates as an integrated international pharmaceuticals organisation with businesses encompassing the entire value chain in the marketing, production and distribution of pharmaceuticals products.

The Company's shares are listed for trading on the National Stock Exchange and the Bombay Stock Exchange in India. Its Global Depository Shares (representing equity shares of the Company) are listed on the Luxembourg Stock Exchange and Foreign Currency Convertible Bonds (FCCBs) are listed on the Singapore Stock Exchange.

2. Food and Drug Administration ('FDA') investigation

On 16 September 2008, the Company received two warning letters and an Import Alert from the United States of America (USA) FDA, covering 30 generic drugs being manufactured at its Paonta Sahib and Dewas manufacturing facilities in India. The issue raised in the warning letters relate to "Current Good Manufacturing Practice" being followed at the said plants and does not in any way raises questions on product's quality, safety or effectiveness.

In 2008, consequent to Import Alert, the Company was not able to sell the products covered under Import Alert, and accordingly, it had recorded a provision of Rs. 2,631.11 million in that year, towards inventory, expected sales return and related exports benefits.

On 25 February 2009, the Company received a letter from the US FDA indicating that the Agency had invoked its Application Integrity Policy ('AIP') against the Paonta Sahib facility (the "facility"). The management of the Company believes that there was no falsification of data generated at the facility and also believes that there is no indication of a pattern and practice of submitting untrue statements of material facts and there was no other improper conduct. Accordingly, the Company, based on opinion from its legal council, believes that there is no incremental present obligation existing at the balance sheet date on account of these notices.

The company continues to fully cooperate with the concerned authorities for their final clearance, pending which there would be delays for new product approvals and sale of existing products in the United States of America.

During the current year, the Company has performed a re-assessment of the amount of provisions created in 2008 and reversed a provision of Rs. 937.81 million which is included in unclaimed balances/ excess provisions written back, which in view of the Company is no longer required now.

In the year 2008, the department of Justice (DOJ), USA had filed certain charges against the Company citing possible issues with the data submitted by the Company, in support of product filing. The Company continues to work diligently with the concerned authorities towards resolution of the issue.

3. On 28 October 2008, Daiichi Sankyo Company Limited, Japan (Daiichi Sankyo) acquired majority stake in the Company. The Company issued the following shares/ warrants to Daiichi Sankyo.

a) 46,258,063 equity shares of Rs. 5 each allotted as fully paid up on a preferential basis.

b) 23,834,333 warrants issued on 20 October 2008. Each warrant is convertible into one equity share of Rs. 5 each at a premium of Rs. 732 per share at any time between six months to eighteen months from the date of allotment of warrants (Rs. 73.70 per warrant being 10% of the exercise price received).

4. Share-based compensation

The Company's Employee Stock Option Schemes ("ESOSs") provide for the grant of stock options to eligible management employees and Directors of the Company and subsidiaries. The ESOSs are administered by the Compensation Committee of the Board of Directors of the Company ("Committee"). Options are granted on the basis of performance and the grade of the employee. Presently there are three ESOSs ("ESOS I", "ESOS II" and "ESOS 2005"). Options are granted at the discretion of the committee to select employees depending upon certain criterion.

The ESOSs limits the maximum grant of options to an employee at 25,000 for ESOS I and 40,000 each for ESOS II and ESOS 2005 in any given year. ESOS I and II provide that the grant price of options is to be determined at the average of the daily closing price of the Company's equity shares on the NSE during a period

Schedules forming part of the financial statements for the year ended 31 December 2009

(Rupees in millions, except for share data and if otherwise stated)

SCHEDULE - 23

Notes to the financial statements

of 26 weeks preceding the date of the grant. ESOS 2005 provides that the grant price of options will be the latest available closing price on the stock exchange on which the shares of the Company are listed, prior to the date of the meeting of the Committee in which the options are granted. If the shares are listed on more than one stock exchange, then the stock exchange where there is highest trading volume on the said date shall be considered. The options vests evenly over a period of five years from the date of grant. Options lapse if they are not exercised prior to the expiry date, which is ten years from the date of the grant.

The Shareholders' Committee from time to time have approved issuance of options under the Employees Stock Options Scheme(s) as per details given below:

Date of approval	No. of options
29 June 2002	2,500,000
25 June 2003	4,000,000
30 June 2005	4,000,000

The stock options outstanding as on 30 June 2005 are proportionately adjusted in view of the sub-division of equity shares of the Company from the face value of Rs.10 each into 2 equity shares of Rs. 5 each

Options granted upto 3 October 2002 are entitled for additional bonus shares in the ratio of 3:5.

The movement of the options (post split) for the year ended 31 December 2009 is given below:

	Stock options (numbers)	**Range of exercise prices (Rs.)**	**Weighted-average exercise prices (Rs.)**	**Weighted-average remaining contractual life (years)**
Outstanding, beginning of the year	**7,272,849**	**219.00-561.00**	**439.59**	**6.73**
Granted during the year	**1,472,725**	**216.00-216.00**	**216.00**	**9.05**
Forfeited during the year	**(530,760)**	**216.00-538.50**	**310.84**	–
Allotted during the year	**(36,825)**	**216.00-372.50**	**312.03**	–
Lapsed during the year	**(764,973)**	**283.50-538.50**	**471.97**	–
Outstanding, end of the year*	**7,413,016**	**216.00-561.00**	**401.68**	**6.30**
Exercisable at the end of the year*	**3,906,091**	**216.00-561.00**	**455.98**	**4.88**

*Includes options exercised, pending allotment as at 31 December 2009

The movement of the options (post split) for the year ended 31 December 2008 is given below:

	Stock options (numbers)	Range of exercise prices (Rs.)	Weighted-average exercise prices (Rs.)	Weighted-average excercise prices (years)
Outstanding, beginning of the year	7,168,956	283.50-538.50	446.52	6.87
Granted during the year	1,774,825	219.00-561.00	373.05	9.15
Forfeited during the year	(456,910)	283.50-538.50	436.56	–
Exercised during the year	(880,605)	283.50-538.50	350.65	–
Lapsed during the year	(333,417)	283.50-538.50	473.41	–
Outstanding, end of the year	7,272,849	219.00-561.00	439.59	6.73
Exercisable at the end of the year	3,450,209	283.50-538.50	457.31	5.50

Schedules forming part of the financial statements for the year ended 31 December 2009

(Rupees in millions, except for share data and if otherwise stated)

SCHEDULE - 23

Notes to the financial statements

5. Capital work-in-progress (including capital advances)

[i] Capital advances to vendors amounting to Rs.164.44 (previous year Rs. 59.33).

[ii] Project related expenses (directly allocable) amounting to Rs. 277.68 (previous year Rs. 356.86) as under :

Particulars	As at 31 December 2009	2008
Opening balance	**356.86**	208.68
Add :Addition during the year		
Salaries, wages and bonus	**39.35**	63.94
Contributions to provident and other funds	**4.97**	6.05
Workmen and staff welfare	**1.18**	2.33
Raw materials	**4.54**	26.66
Power and fuel	**3.67**	28.45
Insurance	**0.14**	2.39
Others	**15.76**	27.62
	426.47	**366.12**
Less : Capitalised during the year	**148.79**	9.26
Balance as at year end	**277.68**	**356.86**

6. Interest on fixed loans and debentures

Interest includes interest paid on fixed period loans amounting to Rs. 148.04 (previous year Rs. 867.73)

7. Payment to auditors (exclusive of service tax)

	For the year ended 31 December 2009	2008
a] Statutory auditors		
Statutory audit fee	**9.50**	6.30
Tax audit fee	**3.25 #**	2.75
Limited review fee	**4.50 ^**	1.60
Other matters	**6.02 @**	2.01
Out of pocket expenses	**1.07 $**	1.56
	24.34	14.22 #

\# Paid to previous statutory auditors
^ Includes Rs. 0.50 paid to previous statutory auditors
@ Includes Rs. 2.22 paid to previous statutory auditors
$ Includes Rs. 0.37 paid to previous statutory auditors

	2009	2008
b] Cost auditors		
Audit fee	**0.66**	0.76
Certification	**0.29**	0.29
Out of pocket expenses	**0.08**	0.11
	1.03	1.16

8. Leases

The Company has leased facilities under cancellable and non-cancellable operating leases arrangements with a lease term ranging from 3 to 17 years, which are subject to renewal at mutual consent thereafter. The cancellable arrangements can be terminated by either party after giving due notice. The lease rent expense recognised during the year amounts to Rs. 482.99 (previous year Rs. 458.73). The future minimum lease payments in respect of non-cancellable operating leases as at 31 December 2009 and 31 December 2008 are:

	As at 31 December 2009	2008
a] not later than one year	**135.05**	129.94
b] later than one year but not later than five years	**311.32**	384.40
c] later than five years	**107.37**	169.33
	553.74	683.67

Schedules forming part of the financial statements for the year ended 31 December 2009

(Rupees in millions, except for share data and if otherwise stated)

SCHEDULE - 23

Notes to the financial statements

9. Employee benefits

The Company primarily provides the following retirement benefits to its employees:

(a) Pension

(b) Gratuity

(c) Compensated absences

During the year, the Company has recognised an expense of Rs. 257.09 (Previous year Rs. 223.36) pertaining to employers' contribution to provident fund schemes and superannuation fund which is included in "personnel cost" in schedule 18.

The following tables sets out the disclosures relating to pension and gratuity benefits as required by Accounting Standard - 15 'Employee Benefits':

	Pension (Unfunded)	Gratuity (Funded)
Change in the present value of obligation :		
Present value of obligation as at 1 January 2009	**1,571.19**	**482.17**
	1,205.49	*378.88*
Add: Interest cost	**117.84**	**40.03**
	99.45	*30.74*
Add: Current service cost	**93.20**	**36.40**
	106.91	*39.09*
Less: Benefits paid	**54.56**	**130.15**
	32.59	*48.80*
Add: Actuarial (gain)/loss on obligations	**28.83**	**96.62**
	191.92	*82.25*
Present value of obligation as at 31 December 2009	**1,756.50**	**525.07**
	1,571.18	*482.16*

	Gratuity (Funded)
Change in the Fair value of Plan Assets :	
Fair value of plan assets as of 1 January 2009	**439.19**
	354.53
Add: Actual return on plan assets	**35.89**
	29.62
Add: Contributions	**94.36**
	103.84
Less: Benefits paid	**130.15**
	48.80
Fair value of plan assets as of 31 December 2009	**439.29**
	439.19

Schedules forming part of the financial statements for the year ended 31 December 2009

(Rupees in millions, except for share data and if otherwise stated)

SCHEDULE - 23

Notes to the financial statements

	Gratuity (Funded)
Reconciliation of present value of defined benefit obligation and the fair value of assets	
Present value of funded obligation as of 31 December 2009	**525.07**
	482.16
Less: Fair value of plan assets as at the end of the period funded status	**439.29**
	439.19
Present value of unfunded obligation as of 31 December 2009	**85.78**
	42.97
Unfunded net liability recognised in Balance Sheet	**85.78**
	42.97

	Pension (Unfunded)	Gratuity (Funded)
Expenses recognised in the Profit and Loss Account		
Current service cost	**93.20**	**36.40**
	106.91	*39.09*
Add: Interest cost	**117.84**	**40.03**
	99.45	*30.74*
Add: Expected return on plan assets	–	**(38.57)**
		(30.31)
Less: Settlement credit	**2.51**	**2.11**
	15.34	*2.80*
Add: Net actuarial (gain)/loss recognised	**28.83**	**99.30**
	191.92	*82.94*
Total expenses recognised in the Profit & Loss account	**237.36**	**135.05**
	382.94	*119.66*

Note- Figures in italics are for the year ended 31 December 2008

The major categories of plan assets as a percentage of total plan assets are as under:

Particulars	Gratuity
Central Government securities	**18%**
	15%
State Government securities	**11%**
	12%
Bonds and securities of public sector / Financial Institutions	**60%**
	62%
Deposit with Reserve Bank of India	**11%**
	11%

Schedules forming part of the financial statements for the year ended 31 December 2009

(Rupees in millions, except for share data and if otherwise stated)

SCHEDULE - 23

Notes to the financial statements

The following table sets out the assumptions used in actuarial valuation of leave encashment, pension and gratuity:

Particulars	Leave Encashment (Unfunded)	Pension (Unfunded)	Gratuity (Funded)
Discount rate	**7.50%**	**7.50%**	**7.50%**
	8.25%	*8.25%*	*8.25%*
Rate of increase in compensation levels #	**10.0%**	**10.0%**	**10.0%**
	5.5%	*5.5%*	*5.5%*
Rate of return of plan assets	**N.A.**	**N.A.**	**8%**
	N.A.	*N.A.*	*8%*
Expected average remaining working lives of employees (years)	**20.55 - 24.08**	**20.58**	**20.58-24.08**
	21.14-24.50	*21.20*	*21.20-24.50*

The liability for leave encashment, pension and gratuity as at 31 December 2009 was Rs. 266.03 (Previous year Rs. 272.90), 1,756.50 (previous year Rs. 1,571.19) and Rs. 85.78 (previous year Rs. 42.97) respectively.

10% for the first three years and 5% thereafter.

Figures in italics are for the year ended 31 December 2008

10. Hedging and Derivatives

The Company uses foreign exchange forward contracts and options to hedge its exposure to movements in foreign exchange rates. These foreign exchange forward contracts and options are not used for trading or speculation purposes.

The following are the outstanding forward exchange contracts and currency options entered into by the Company:

As at 31 December 2009

Category	Currency	Cross Currency	Amount (in millions)	Buy/ Sell	Purpose
Forward contracts	USD	INR	USD 20.00	Sell	Hedging
Forward contracts	EUR	USD	USD 1.44	Sell	Hedging
Currency options	USD	INR	USD 1038.5	Sell	Hedging
Currency Swaps	JPY	USD	JPY 10,350.00	Buy	Hedging
Interest rate swap (JPY LIBOR)	JPY		JPY 11,800.00		Hedging

As at 31 December 2008

Category	Currency	Cross Currency	Amount (in millions)	Buy/ Sell	Purpose
Forward contracts	USD	INR	USD 218.40	Sell	Hedging
Forward contracts	EUR	USD	USD 35.30	Sell	Hedging
Forward contracts	GBP	USD	USD 0.17	Sell	Hedging
Currency options	USD	INR	USD 1403.00	Sell	Hedging
Currency Swaps	JPY	USD	JPY 10,350.00	Buy	Hedging
Interest rate swap (JPY LIBOR)	JPY		JPY 11,800.00		Hedging

Schedules forming part of the financial statements for the year ended 31 December 2009

(Rupees in millions, except for share data and if otherwise stated)

SCHEDULE - 23

Notes to the financial statements

The outstanding forward contracts, which are classified as cash flow hedges and effective as at 31 December 2009 are as follows:

Currency	Cross Currency	Amount (in millions)	Loss, net of tax
USD	INR	USD 20.00	(28.73)

The Company's unhedged foreign currency exposures on account of payables/ receivables not hedged are as follows:

	As at 31 December 2009 (in original currency)	As at 31 December 2009 (in Rupees)	As at 31 December 2008 (in original currency)	As at 31 December 2008 (in Rupees)
Receivables*				
- EURO	**22.05**	**1,469.99**	1.63	110.58
- BRL	**24.98**	**666.21**	–	–
- ZAR	**102.30**	**640.96**	103.53	531.18
- RUB	**410.90**	**267.24**	5.18	8.57
- GBP	**2.73**	**205.53**	3.34	237.21
- AUD	**2.04**	**85.18**	2.22	76.20
- SEK	**10.62**	**68.99**	13.88	86.34
- NZD	**1.10**	**37.18**	2.10	59.69
- MYR	**2.73**	**37.05**	0.98	13.72
- CNY	**2.99**	**20.40**	–	–
- JPY	**36.22**	**18.31**	23.99	12.86
- AED	**0.65**	**8.28**	5.95	78.68
- VND	–	–	231.38	0.64
- MMK	–	–	0.18	1.36

* USD - INR currency exposure for receivable balances is hedged fully, however USD to above currency is unhedged to the extent stated above.

	As at 31 December 2009 (in original currency)	As at 31 December 2009 (in Rupees)	As at 31 December 2008 (in original currency)	As at 31 December 2008 (in Rupees)
Payables				
- USD	**51.73**	**2,406.05**	9.38	455.77
- EURO	**4.27**	**284.68**	0.77	52.31
- CAD	**2.61**	**115.30**	0.01	0.40
- GBP	**0.44**	**33.08**	0.02	1.42
- JPY	**24.22**	**12.24**	41.11	24.20
- DKK	–	–	2.23	20.35
Others#		**5.36**		15.33
Bank balances				
- USD	**0.62**	**28.84**	0.71	34.50
- LTL	**0.56**	**10.81**	0.35	6.89
- CFR	**94.04**	**9.55**	49.29	5.20
- RUB	**5.90**	**3.83**	2.10	3.47
- PLN	**0.03**	**0.49**	1.00	16.22
- UAH	**0.53**	**3.04**	0.72	4.48
Others#		**5.92**		5.60
Loans				
- USD	**666.86**	**31,016.74**	637.30	30,966.14
- JPY	–	–	1,800.00	965.15

Exposures in other currencies which are not significant has been aggregated for this disclosure.
For derivates refer note above.

Schedules forming part of the financial statements for the year ended 31 December 2009

(Rupees in millions, except for share data and if otherwise stated)

SCHEDULE - 23

Notes to the financial statements

11. Foreign exchange (gain)/ loss other than loans	For the year ended 31 December 2009	2008
Foreign exchange loss / (gain)	**1,423.48**	(725.96)
Fair valuation (gain) / loss on derivatives	**(3,213.88)**	10,990.42
	(1,790.40)	**10,264.46**

12. a] Directors' remuneration*	For the year ended 31 December 2009	2008
Salaries and allowances	**186.44**	229.08
Contribution to provident and other funds*	**20.67**	44.40
Directors' fee	**1.99**	2.46
Commission	**52.00**	–
Perquisites	**4.84**	1.34
	265.94	**277.28**

* Does not include the following:

a) Liabilities in respect of gratuity, pension and leave encashment (for one of the directors) as the same is determined on an actuarial basis for the company as a whole.

b) Amortisation of deferred employee compensation on grant of stock options.

c) Compensation cost of Rs. 481.38 for the loss of office to a director (previous year Rs. nil).

d) Pension paid/ payable to non-executive directors for the services rendered in earlier years as a whole time director/ employees Rs. nil (previous year Rs. 2.29).

During the year, the Company has received requisite approvals for managerial remuneration paid to its director in the previous year, which was in excess of the limit under the Companies Act, 1956

b] Determination of net profits in accordance with the provisions of section 349 of the Companies Act, 1956 and commission payable to directors:

		For the year ended 31 December 2009
Profit before tax as per Profit and Loss account		**10,619.17**
Less:		
Profit on sale of assets (net)	**237.34**	
Profit on sale of investments	**420.33**	
		657.67
Add:		
Directors' remuneration (including commission)	**265.94**	
Fixed assets written off	**12.00**	
		277.94
Net profit		**10,239.44**
Maximum remuneration which can be paid to Whole-time Directors as per Companies Act, 1956		1023.94
Maximum commission which can be paid to other Directors as per Companies Act, 1956		102.39
Commission to directors :		
(As determined by the Board of Directors)		
Whole-time		**35.00**
Others		**17.00**
		52.00

In view of losses in the year ended 31 December 2008, net profit under section 349 of the Companies Act, 1956 was not determined.

Schedules forming part of the financial statements for the year ended 31 December 2009

(Rupees in millions, except for share data and if otherwise stated)

SCHEDULE - 23

Notes to the financial statements

13. Commitments and Contingent liabilities

	As at 31 December	
	2009	**2008**
i) Claims against the Company not acknowledged as debts, under dispute:		
(a) DPCO *	**1,703.30**	1,504.10
(b) Excise matters	**75.42**	68.57
(c) Octroi tax matters **	**171.00**	171.00
(d) Sales tax matters	**12.76**	7.96
(e) Other matters ***	**190.71**	179.59
(f) Service tax matters	**3.07**	

* The Company has received demand for payment to the credit of the Drug Prices Equalisation Account under Drugs (Price Control) Order, 1995 (DPCO) which is being contested by the Company in respect of its various products. Further, the Company has deposited Rs. 319.59 (previous year Rs. 297.91) under protest.

** The Company has been contesting a case with Municipal Corporation of Mohali (MCM) under which MCM is contesting that Octroi has to be paid by the Company at 1% as against 0.5% being paid by the Company. The amounts represents the differential.

*** These represent cases pending at various forums on account of employee/ worker related cases, State electricity board, Punjab Land Preservation Act etc.

The Company believes that the probability of any liability on account of any cases pending (including those pending with DOJ) is remote.

	2009	2008
ii) Estimated amount of contracts remaining to be executed on capital account and not provided for (net of advances)	**773.85**	597.28

14. The aggregate amount of revenue expenditure incurred on research and development is shown in the respective heads of account. The break-up of the amount is as under:

	For the year ended 31 December	
	2009	**2008**
Salaries, wages and bonus	**1,309.08**	1,225.26
Contribution to provident and other funds	**81.57**	76.52
Workmen and staff welfare	**68.37**	55.84
Raw materials consumed	**1,135.09**	665.60
Stores and spares consumed	**531.99**	537.86
Power and fuel	**272.27**	244.86
Clinical trials	**451.55**	507.78
Rent	**213.09**	198.36
Printing and stationery	**16.61**	20.77
Insurance	**38.06**	30.92
Communication	**56.37**	18.49
Legal and professional charges	**53.95**	29.36
Travel and conveyance	**85.50**	103.73
Running and maintenance of vehicles	**34.34**	26.51
Analytical and processing charges	**49.32**	63.89
Repairs and maintenance		
– Buildings	**6.44**	10.07
– Plant and machinery	**44.34**	35.85
– Others	**94.54**	87.69
Recruitment and training	**13.43**	10.17
Others	**165.93**	175.93
	4,721.84	**4,155.46**

Schedules forming part of the financial statements for the year ended 31 December 2009

(Rupees in millions, except for share data and if otherwise stated)

SCHEDULE - 23

Notes to the financial statements (Continued)

15. Related party disclosures

a] Relationship :

i) Holding company (also being the ultimate holding company)

1 Daiichi Sankyo Co., Ltd. ,Japan (from 20 October 2008)

ii) Subsidiaries (domestic):

1 Ranbaxy Drugs and Chemicals Company
2 Solus Pharmaceuticals Limited
3 Ranbaxy SEZ Limited
4 Rexcel Pharmaceuticals Limited
5 Gufic Pharma Limited
6 Ranbaxy Life Sciences Research Limited
7 Ranbaxy Drugs Limited
8 Vidyut Investments Limited
9 Solrex Pharmaceuticals Company (a Partnership firm)

iii) Subsidiaries including step down subsidiaries (overseas):

1 Ranbaxy (Netherlands) BV, The Netherlands
2 Ranbaxy (Hong Kong) Limited, Hong Kong
3 Ranbaxy Inc., USA
4 Ranbaxy Egypt (L.L.C.), Egypt
5 Ranbaxy (Guangzhou China) Ltd., China (upto 29 December 2009)
6 Ranbaxy Farmaceutica Ltda, Brazil
7 Ranbaxy Signature, LLC. USA
8 Ranbaxy PRP(Peru) SAC
9 Ranbaxy Australia Pty Ltd., Australia
10 Lapharma GmbH, Germany
11 Ranbaxy Unichem Co. Ltd., Thailand
12 Ranbaxy USA, Inc., USA
13 Ranbaxy Italia S.p.A, Italy
14 Ranbaxy (Malaysia) Sdn. Bhd., Malaysia
15 Be-Tabs Investments (Proprietary) Ltd., South Africa
16 Ranbaxy Japan KK (from 09 November 2009)
17 Ranbaxy NANV, The Netherlands
18 Ranbaxy (Poland) S. P. Zoo, Poland
19 Ranbaxy (Nigeria) Limited, Nigeria
20 Ranbaxy Europe Limited, U.K.
21 Ranbaxy (UK) Limited, U.K
22 Basics GmbH , Germany.
23 ZAO Ranbaxy, Russia
24 Terapia S.A., Romania
25 Ranbaxy Pharmaceuticals, Inc. USA
26 Ranbaxy Laboratories Inc., USA
27 Ohm Laboratories, Inc, USA
28 Ranbaxy Hungary Kft, Hungary (upto 22 May 2009)

Schedules forming part of the financial statements for the year ended 31 December 2009

(Rupees in millions, except for share data and if otherwise stated)

SCHEDULE - 23

Notes to the financial statements (Continued)

29 Terapia Distributie S.R.L., Romania
30 Ranbaxy Pharma AB, Sweden
31 Office Pharmaceutique Industriel et Hospitalier SARL, France
32 Ranbaxy Ireland Limited, Ireland
33 Ranbaxy (S.A.) Proprietary Limited, South Africa
34 Ranbaxy Holdings (UK) Ltd., U.K
35 Ranbaxy Do Brazil Ltda, Brazil
36 Laboratorios Ranbaxy, S.L., Spain
37 Ranbaxy Vietnam Company Ltd., Vietnam (upto 05 October 2009)
38 Ranbaxy Pharmacie Generiques SAS, France
39 Ranbaxy Pharmaceuticals Canada Inc., Canada
40 Sonke Pharmaceuticals (Pty) Ltd., South Africa
41 Ranbaxy Mexico S.A.de C.V. (from 13 November 2009)
42 Ranbaxy Portugal - Com E Desenvolv De Prod Farmaceuticos Unipessoal Lda. Portugal
43 Ranbaxy Beligium N.V., Belgium
44 Be-Tabs Pharmaceuticals (Proprietary) Ltd.
45 Rexcel Egypt (L.L.C.), Egypt

iv) Joint Venture (Overseas)

1 Nihon Pharmaceuticals Industry Co. Ltd.,Japan (Investment made by Ranbaxy Netherlands) BV. The Netherlands) (upto 8 December 2009)

v) Associates (domestic)

1 Zenotech Laboratories Limited
2 Shimal Research Laboratories Limited

vi) Key management personnel

1 Mr. Malvinder Mohan Singh, Chairman, CEO & Managing Director (upto 24 May 2009)
2 Mr. Atul Sobti, CEO and Managing Director
3 Mr. Ramesh L Adige (Upto 19 December 2008)

vii) Relatives of Key management personnel with whom transactions during the year and / or previous year

1 Mrs. Nimmi Singh, mother of Mr. Malvinder Mohan Singh (upto 24 May 2009)

viii) Entities over which significant influence is exercised by Mr. Malvinder Mohan Singh with whom transactions were carried out in the current year and / or previous year

1 Fortis Healthcare Limited (Including its subsidiaries)
2 Religare Securities Limited
3 Ran Air Services Limited
4 Religare Travels (India) Limited
5 Religare Capital Markets Limited
6 Super Religare Laboratories Limited
7 Fortis Clinical Research Limited
8 Religare Enterprises Limited
9 Escorts Heart Institute and Research Centre Limited
10 Religare Technova IT Services Limited (formerly Fortis Financial Services Limited)
11 Oscar Investments Limited

Schedules forming part of the financial statements for the year ended 31 December 2009

(Rupees in millions, except for share data and if otherwise stated)

SCHEDULE - 23

Notes to the financial statements (Continued)

b] Transactions with the related parties

Transactions	Holding Company	Subsidiaries, Joint Ventures and Associates	Key management personnel	Entities over which significant influence is exercised	Total
Sales	–	17,199.19	–	–	17,199.19
	–	(15,418.91)	–	(18.03)	(15,436.94)
Royalty, technical know-how and product development	–	195.06	–	–	195.06
	–	(78.22)	–	–	(78.22)
Dividend from overseas subsidiaries	–	9.54	–	–	9.54
	–	(11.01)	–	–	(11.01)
Sale of Intellectual property rights (fixed assets)	–	166.89	–	–	166.89
	–	–	–	–	–
Unclaimed balances/ excess provision written back	–	928.42	–	–	928.42
	–	–	–	–	–
Interest received	–	0.36	–	–	0.36
	–	(281.75)	–	–	(281.75)
Rent received	–	1.04	–	–	1.04
	–	–	–	–	–
Other income	–	2.40	–	13.73	16.13
	–	(9.26)	–	(32.33)	(41.59)
Finished goods purchased	0.23	1,199.32	–	–	1,199.55
	–	(1,259.54)	–	–	(1,259.54)
Market research expenses	1.46	656.86	–	–	658.32
	–	(898.40)	–	–	(898.40)
Procurement cost of exhibit batches	–	412.35	–	–	412.35
	–	(127.10)	–	–	(127.10)
Regulatory filing expenses	–	193.24	–	–	193.24
	–	–	–	–	–
Advisory services	–	–	–	–	–
				(201.40)	(201.40)
Analytical and processing charges	–	153.58	–	–	153.58
	–	(164.10)	–	–	(164.10)
Clinical Trials	–	61.02	–	–	61.02
	–	(55.39)	–	–	(55.39)
Product quality claim	–	57.14	–	–	57.14
	–	(1,668.45)	–	–	(1,668.45)
Business support expenses	–	1.30	–	–	1.30
	–	(2.51)	–	–	(2.51)

Schedules forming part of the financial statements for the year ended 31 December 2009

(Rupees in millions, except for share data and if otherwise stated)

SCHEDULE - 23

Notes to the financial statements (Continued)

Transactions	Holding Company	Subsidiaries, Joint Ventures and Associates	Key management personnel	Entities over which significant influence is exercised	Total
Travel and conveyance	2.20	–	–		2.20
	–	–	–		
Royalty paid	0.36	1.18	–	–	1.54
	–	(1.66)	–		(1.66)
Freight, clearing and forwarding	–	0.68	–	–	0.68
	–	(0.56)	–	–	(0.56)
Commission	–	0.35	–		0.35
	–	(0.23)	–		(0.23)
Personnel expenses	–	–	250.64	–	250.64
	–	–	(279.30)		(279.30)
Technical services availed	–	–	–	98.03	98.03
	–	–	–	(403.36)	(403.36)
Amount written off	–	–	–	–	–
	–	(112.05)	–		(112.05)
Investments made	–	2,404.49	–		2,404.49
	–	(3,936.45)	–		(3,936.45)
Loans and advances given	–	5.50	–		5.50
	–	(10,488.50)	–		(10,488.50)
Loan and advance received back	–	330.05	–		330.05
	–	(8,159.82)	–		(8,159.82)
Purchase of fixed assets	–	–	–	97.57	97.57
	–	–	–	(434.34)	(434.34)
Sale of investment	–	–	–		
	–	–	–	(44.00)	(44.00)
Sale of fixed assets	–	38.05	–	–	38.05
	–	–	–	–	
Equity capital contribution (including premium)	–	–	–	–	
	(34,092.19)		–	–	(34,092.19)
Equity share warrants money received	–	–	–		–
	(1,756.59)	–	–	–	(1,756.59)

Note: Figures in brackets are for previous year

Schedules forming part of the financial statements for the year ended 31 December 2009

(Rupees in millions, except for share data and if otherwise stated)

SCHEDULE - 23

Notes to the financial statements (Continued)

c] Transaction in excess of 10% of the total related party transactions

Sr. No.	Transactions	Related party relationship	For the year ended 31 Dec. 2009	For the year ended 31 Dec. 2008
1	Sales			
	Ranbaxy Pharmaceuticals, Inc. USA	Subsidiary Company	**8,557.05**	6,674.58
	ZAO Ranbaxy, Russia	Subsidiary Company	**1,318.95**	1,875.18
2	Royalty, Technical know-how and product development			
	Ohm Laboratories, Inc, USA	Subsidiary Company	**65.86**	–
	Ranbaxy (Malaysia) Sdn. Bhd., Malaysia	Subsidiary Company	**50.68**	19.13
	Ranbaxy (Guangzhou China) Limited, China	Subsidiary Company	**45.76**	–
	Ranbaxy Nigeria Limited, Nigeria	Subsidiary Company	–	23.45
	Ranbaxy Pharmaceuticals, Inc. USA	Subsidiary Company	–	19.99
	Ranbaxy Unichem Company Ltd., Thailand	Subsidiary Company	**18.46**	10.19
3	Dividend from overseas subsidiaries			
	Ranbaxy (Malaysia) Sdn. Bhd., Malaysia	Subsidiary Company	**5.22**	6.68
	Ranbaxy Unichem Company Ltd., Thailand	Subsidiary Company	**2.17**	1.96
	Ranbaxy Nigeria Limited, Nigeria	Subsidiary Company	**2.15**	2.37
4	Sale of Intellectual property rights (fixed assets)			
	Basics GmbH, Germany.	Subsidiary Company	**166.89**	–
5	Unclaimed balances/ excess provision written back			
	Ranbaxy Pharmaceuticals, Inc. USA	Subsidiary Company	**850.93**	–
6	Interest received			
	Ranbaxy Drugs and Chemicals Company, India	Subsidiary Company	**0.36**	–
	Rexcel Pharmaceuticals Ltd, India	Subsidiary Company	–	140.52
	Solus Pharmaceuticals Ltd, India	Subsidiary Company	–	140.35
7	Rent Received			
	Solrex Pharmaceuticals Company, India (A Partnership firm)	Subsidiary Company	**1.04**	–
8	Other Income			
	Solrex Pharmaceuticals Company, India (A Partnership firm)	Subsidiary Company	**1.71**	–
	Zenotech Laboratories Limited, India	Associates	**0.69**	–
	Ranbaxy Unichem Company Ltd., Thailand			9.26
9	Finished goods purchased			
	Solrex Pharmaceuticals Company, India (A Partnership firm)	Subsidiary Company	**1,003.26**	1,172.77
	Ranbaxy (Malaysia) Sdn. Bhd., Malaysia	Subsidiary Company	**144.19**	0.77

Schedules forming part of the financial statements for the year ended 31 December 2009

(Rupees in millions, except for share data and if otherwise stated)

SCHEDULE - 23

Notes to the financial statements (Continued)

Sr. No.	Transactions	Related party relationship	For the year ended 31 Dec. 2009	For the year ended 31 Dec. 2008
10	Market research expenses			
	Ranbaxy Inc., USA	Subsidiary Company	**339.11**	315.79
	Ranbaxy Europe Limited, U.K.	Subsidiary Company	**268.19**	582.61
11	Procurement cost of exhibit batches			
	Ohm Laboratories, Inc, USA	Subsidiary Company	**412.35**	102.28
	Terapia S.A., Romania	Subsidiary Company	–	24.82
12	Regulatory filing fee			
	Basics GmbH, Germany.	Subsidiary Company	**45.16**	–
	Laboratorios Ranbaxy, S.L., Spain	Subsidiary Company	**22.47**	–
	Ranbaxy Italia S.p.A, Italy	Subsidiary Company	**24.95**	–
	Ranbaxy Pharmacie Generiques SAS, France	Subsidiary Company	**30.96**	–
	Ranbaxy Beligium N.V., Belgium	Subsidiary Company	**19.85**	–
13	Analytical and processing charges			
	Solrex Pharmaceuticals Company, India (A Partnership firm)	Subsidiary Company	**34.06**	48.64
	Ranbaxy Ireland Limited, Ireland, India	Subsidiary Company	**96.15**	107.98
	Terapia S.A., Romania	Subsidiary Company	**23.37**	7.48
14	Clinical trials			
	Terapia S.A., Romania	Subsidiary Company	**61.02**	55.39
15	Product quality claim			
	Ranbaxy Farmaceutica Ltda, Brazil	Subsidiary Company	**34.55**	–
	Ranbaxy Pharmacie Generiques SAS, France	Subsidiary Company	**13.10**	–
	ZAO Ranbaxy, Russia	Subsidiary Company	**5.97**	8.65
	Ranbaxy Pharmaceuticals, Inc. USA	Subsidiary Company	–	1,270.98
	Ohm Laboratories, Inc, USA	Subsidiary Company	–	266.84
16	Business support expenses			
	Ranbaxy Inc., USA	Subsidiary Company	**1.30**	2.51
17	Travel and conveyance			
	Daiichi Sankyo Co., Limited, Japan	Holding company	**2.20**	–
18	Royalty paid			
	Daiichi Sankyo Co., Limited , Japan	Holding company	**0.36**	–
	Gufic Pharma Limited	Subsidiary Company	**0.24**	0.24
	Terapia S.A., Romania	Subsidiary Company	**0.94**	1.42
19	Freight, clearing and forwarding			
	Ranbaxy Ireland Limited, Ireland	Subsidiary Company	**0.68**	0.56

Schedules forming part of the financial statements for the year ended 31 December 2009

(Rupees in millions, except for share data and if otherwise stated)

SCHEDULE - 23

Notes to the financial statements (Continued)

Sr. No.	Transactions	Related party relationship	For the year ended 31 Dec. 2009	For the year ended 31 Dec. 2008
20	Commission paid			
	Ranbaxy Drugs and Chemicals Company, India	Subsidiary Company	**0.35**	0.23
21	Personnel Cost (Also refer to note 12)			
	Mr. Malvinder Mohan Singh (Upto 24th May 2009)	Key Management Personnel	**167.41**	237.18
	Mr. Atul Sobti	Key Management Personnel	**79.54**	29.08
22	Services availed			
	Fortis Clinical Research Limited, India	Entities over which significant influence is exercised	**48.54**	233.50
	Religare Technova IT Services Limited, India	Entities over which significant influence is exercised	**33.38**	65.13
23	Amount written off			
	Ranbaxy Nigeria Limited, Nigeria	Subsidiary Company	–	112.05
24	Investments made			
	Ranbaxy (Netherlands) BV, The Netherlands	Subsidiary Company	**2,404.50**	1,248.74
	Zenotech Laboratories Limited	Associate	–	1,385.21
	Rexcel Pharmaceuticals Limited	Subsidiary Company	–	525.00
	Solus Pharmaceuticals Limited	Subsidiary Company	–	553.00
25	Loans and advances given			
	Ranbaxy Drugs and Chemicals Company, India	Subsidiary Company	**5.50**	–
	Rexcel Pharmaceuticals Limited, India	Subsidiary Company	–	4,992.50
	Solus Pharmaceuticals Limited, India	Subsidiary Company	–	4,992.50
26	Loan and advances received back			
	Rexcel Pharmaceuticals Ltd, India	Subsidiary Company	**164.99**	4,082.29
	Solus Pharmaceuticals Ltd, India	Subsidiary Company	**165.00**	4,065.50
27	Purchase of fixed assets			
	Religare Technova IT Services Limited, India	Entities over which significant influence is exercised	**97.57**	145.84
	Fortis Clinical Research Limited, India	Entities over which significant influence is exercised	–	288.50
28	Sale of Investment			
	Religare Enterprises Limited	Entities over which significant influence is exercised	–	44.00

Schedules forming part of the financial statements for the year ended 31 December 2009

(Rupees in millions, except for share data and if otherwise stated)

SCHEDULE - 23

Notes to the financial statements (Continued)

Sr. No.	Transactions	Related party relationship	For the year ended 31 Dec. 2009	For the year ended 31 Dec. 2008
29	Sale of Fixed Assets			
	ZAO Ranbaxy, Russia	Subsidiary Company	**38.05**	
30	Equity capital contribution (including premium)			
	Daiichi Sankyo Co., Ltd., Japan	Holding Company	–	34,092.19
31	Equity share warrants money received			
	Daiichi Sankyo Co., Ltd., Japan	Holding Company	–	1,756.59

d] Balances due from/to the related parties

Sr. No.	Transactions	Holding Company	Subsidiaries*	Joint Ventures and Associates	Key management personnel	Total
1	Debtors					
(i)	Ranbaxy (Hong Kong)	–	101.34	–		101.34
	Limited, Hong Kong	–	(111.93)	–	–	(111.93)
(ii)	Ranbaxy (Malaysia)	–	122.98	–	–	122.98
	Sdn. Bhd., Malaysia	–	(32.50)	–	–	(32.50)
(iii)	Ranbaxy (UK) Limited,	–	114.13	–	–	114.13
	U.K	–	(230.25)	–	–	(230.25)
(iv)	ZAO Ranbaxy, Russia	–	629.11	–	–	629.11
		–	(1,672.54)	–	–	(1,672.54)
(v)	Ranbaxy Nigeria Limited,	–	58.75	–	–	58.75
	Nigeria	–	(242.14)	–	–	(242.14)
(vi)	Ranbaxy Ireland Limited,	–	329.36	–	–	329.36
	Ireland	–	(390.08)	–	–	(390.08)
(vii)	Ranbaxy PRP(Peru) SAC	–	150.19	–	–	150.19
		–	(213.22)	–	–	(213.22)
(viii)	Ranbaxy (S.A.) Proprietary	–	602.92	–	–	602.92
	Limited, South Africa	–	(531.08)	–	–	(531.08)
(ix)	Be-Tabs Investments	–	38.15	–	–	38.15
	(Proprietary) Ltd., South Africa	–		–		–
(x)	Ranbaxy Egypt (L.L.C.),	–	0.84	–	–	0.84
	Egypt	–	(29.14)	–	–	(29.14)
(xi)	Ranbaxy Farmaceutica Ltda,	–	686.74	–	–	686.74
	Brazil	–	(898.63)	–	–	(898.63)
(xii)	Ranbaxy Australia Pty Ltd.,	–	140.13	–	–	140.13
	Australia	–	(79.70)	–	–	(79.70)

Schedules forming part of the financial statements for the year ended 31 December 2009

(Rupees in millions, except for share data and if otherwise stated)

SCHEDULE - 23

Notes to the financial statements (Continued)

Sr. No.	Transactions	Holding Company	Subsidiaries*	Joint Ventures and Associates	Key management personnel	Total
(xiii)	Ranbaxy Italia S.p.A, Italy	– –	182.21 (95.81)	– –	– –	182.21 (95.81)
(xiv)	Ranbaxy Portugal - Com E Desenvolv De Prod Farmaceuticos Unipessoal Lda, Portugal	– –	5.89 (14.86)	– –		5.89 (14.86)
(xv)	Ranbaxy Pharmacie Generiques SAS, France	– –	53.49 (130.96)	– –		53.49 (130.96)
(xvi)	Ranbaxy Pharma AB, Sweden	– –	80.16 (151.43)	– –		80.16 (151.43)
(xvii)	Ranbaxy Beligium N.V., Belgium	– –	46.97 (82.84)	– –		46.97 (82.84)
(xviii)	Ranbaxy Pharmaceuticals, Inc. USA	– –	7,104.67 –	– –		7,104.67 –
(xix)	Basics GmbH , Germany.	– –	– (23.77)	– –		– (23.77)
(xx)	Ranbaxy Vietnam Company Ltd., Vietnam	– –	– (3.08)	– –		– (3.08)
(xxi)	Laboratorios Ranbaxy, S.L., Spain	– –	– (105.27)	– –		– (105.27)
2.	Creditors	0.96 –	371.62 (2,120.72)	4.11 (3.30)		376.69 (2,124.02)
3.	Loans and advances to subsidiaries	– –	1,533.78 (1,858.20)	– –		1,533.78 (1,858.20)
4	Payable to directors (commission)	– –	– –	– –	35.00 –	– –

Note: figures in brackets are for previous year

* Dues from parties parties under the same management as defined under Section 370(IB) of the Companies Act, 1956.

16. Segment Information

In accordance with AS-17 "Segment Reporting", segment information has been given in the consolidated financial statements of Ranbaxy Laboratories Limited, and therefore, no separate disclosure on segment information is given in these financial statements.

Schedules forming part of the financial statements for the year ended 31 December 2009

(Rupees in millions, except for share data and if otherwise stated)

SCHEDULE - 23

Notes to the financial statements (Continued)

17. Additional information pursuant to paragraphs 3 & 4 of part II of schedule VI to the Companies Act,1956

(As certified by the management and accepted by the auditors)

a] Particulars of installed capacities and actual production

	Unit of measure	**Installed capacity as at 31 December 2009**	**Actual production for the year ended 31 December 2009**	Installed capacity as at 31 December 2008	Actual production for the year ended 31 December 2008
Dosage forms					
Tablets	Nos in million	**9,601.60**	**4,056.81**	9,424.00	5,665.98
Capsules	Nos in million	**2,862.00**	**1,218.33**	2,992.00	1,632.25
Dry syrups/Powders	Bottles in million	**43.80**	**23.79**	43.80	32.85
Ampoules	Nos in million	**48.00**	**83.06**	48.00	108.11
Vials	Nos in million	**35.00**	**41.81**	39.00	45.75
Liquids $	Kilolitres	–	**561.60**	–	742.47
Drops $	Kilolitres	–	**38.78**	–	32.88
Active pharmaceuticals ingredients and drugs intermediates	Tonnes	**1,917.89**	**1,060.09 #**	2,001.57	1,322.57#
Ointments	Tonnes	*	**504.95**	*	497.59

** In different denominations than actual production.*

 # Inclusive of production used for captive consumption.

$ Installed capicity is not given as the same is manufactured by loan licensees.

Notes :

1. In terms of press Note no 4 (1994 series) dated October 25, 1994 issued by the department of Industrial Development, Ministry of Industry, Government of India and Notification no. S.O. 137 (E) dated March 01, 1999 issued by the Department of industrial Policy and Promotion, Ministry of Industry, Government of India, Industrial licencing has been abolished in respect of bulk drugs and formulations. Hence there are no registered/ Licenced capacities for these bulk drugs and formulations.
2. Installed capacity being effective operational capacity has been calculated on a double shift basis for dosage forms facilities and on a continuous basis for active pharmaceuticals ingredients and drug intermediates, it may vary according to the production mix.
3. Actual production includes production at loan licencee locations.

Schedules forming part of the financial statements for the year ended 31 December 2009

(Rupees in millions, except for share data and if otherwise stated)

SCHEDULE - 23

Notes to the financial statements

b] Particulars of Production, Purchases, Sales and Stock of finished goods

Class of Goods	Unit of measure	Opening Stock Quantity	Opening Stock Value	Production Quantity	Purchases Quantity	Purchases Value	Sales Quantity@	Sales Value	Closing Stock Quantity	Closing Stock Value
Tablets	**Nos./Million**	**836.33**	**1,057.82**	**4,056.81**	**2,025.19**	**1,376.06**	**6,131.67**	**17,087.42**	**786.66**	**1,079.98**
		669.87	*820.53*	*5,665.98*	*1,811.14*	*1,068.07*	*7,310.66*	*20,622.81*	*836.33*	*1,057.82*
Capsules	**Nos./Million**	**205.72**	**336.17**	**1,218.33**	**359.27**	**492.87**	**1,605.90**	**5,135.74**	**177.42**	**289.95**
		212.06	*293.77*	*1,632.25*	*384.08*	*533.21*	*2,022.67*	*6,062.95*	*205.72*	*336.17*
Dry syrups/ Powders	**Bottles /Million**	**8.27**	**101.93**	**23.79**	**73.62**	**139.40**	**97.82**	**1,462.41**	**7.86**	**91.20**
		5.42	*77.14*	*32.85*	*20.85*	*347.15*	*50.86*	*2,661.50*	*8.26*	*101.93*
Ampoules	**Nos./Million**	**21.83**	**67.31**	**83.06**	**3.17**	**24.92**	**96.64**	**971.85**	**11.42**	**65.26**
		16.24	*74.80*	*108.11*	*2.07*	*12.18*	*104.59*	*788.40*	*21.83*	*67.31*
Vials	**Nos./Million**	**8.63**	**250.27**	**41.81**	**53.92**	**530.97**	**95.55**	**2,879.71**	**8.81**	**261.12**
		12.30	*197.11*	*45.75*	*53.88*	*482.87*	*103.30*	*2,810.46*	*8.63*	*250.27*
Liquids	**Kilolitres**	**594.06**	**110.28**	**561.60**	**2,312.30**	**358.54**	**3,136.39**	**959.75**	**331.57**	**59.80**
		587.53	*92.71*	*742.47*	*2,885.58*	*349.17*	*3,621.52*	*970.45*	*594.06*	*110.28*
Drops	**Kilolitres**	**8.94**	**7.46**	**38.78**	**8.14**	**11.60**	**51.02**	**78.73**	**4.84**	**3.01**
		5.82	*5.46*	*32.88*	*9.38*	*15.17*	*39.13*	*76.95*	*8.95*	*7.46*
Active pharmaceuticals ingredients and drugs intermediates	**Tonnes**	**127.32**	**1,866.17**	**1,060.09**	**171.54**	**1,177.90**	**1,247.70 #**	**14,323.39**	**111.25**	**1,808.94**
		130.00	*1,778.30*	*1,322.57*	*206.15*	*814.17*	*1,531.40 #*	*6,934.45*	*127.32*	*1,866.17*
Ointments	**Tonnes**	**219.14**	**119.22**	**504.95**	**862.16**	**463.44**	**1,414.66**	**1,676.82**	**171.59**	**108.71**
		128.10	*74.31*	*497.59*	*950.95*	*297.27*	*1,357.50*	*1,504.88*	*219.14*	*119.22*
Others			***59.67***			***236.36***		***635.98***		***77.36***
			11.59			*292.38*		*650.75*		*59.67*
			3,976.30			**4,812.06**		**45,211.80**		**3,845.33**
			3,425.72			*4,211.64*		*43,083.60*		*3,976.30*

Notes: @ Inclusive of physician samples.
Excludes 446.70 (previous year 865.60) tonnes used for captive consumption.
Figures in italics are for 2008.
Sales are exclusive of excise duty and trade discount.

c] Consumption of raw materials (quantity in metric tonnes)

Raw material	For the year ended 31 December 2009 Quantity	For the year ended 31 December 2009 Amount	For the year ended 31 December 2008 Quantity	For the year ended 31 December 2008 Amount
3 - CI - 7 - ACCA	**92.21**	**1,035.69**	85.36	1,317.23
Erythromycin 'A'95	**121.60**	**334.02**	299.60	687.05
Cefuroxime Axetil Crystalline	**39.81**	**325.74**	33.89	311.91
7 ADCA	**123.94**	**295.69**	133.38	355.23
6APA	**192.10**	**251.40**	269.94	503.09
Others		**11,217.51**		11,390.70
		13,460.05		**14,565.21**

Schedules forming part of the financial statements for the year ended 31 December 2009

(Rupees in millions, except for share data and if otherwise stated)

SCHEDULE - 23

Notes to the financial statements

d] Consumption of raw materials, components and spares

		For the year ended 31 December 2009		For the year ended 31 December 2008	
		Raw materials	Components, Spares & Packaging materials *	Raw materials	Components, Spares & Packaging materials *
Indigenous	Rs. Million	**4,604.26**	**2,218.21**	7,054.60	2,403.07
	As % of total	**34.21%**	**86.62%**	48.43%	82.31%
Imported	Rs. Million	**8,855.79**	**342.53**	7,510.61	516.57
	As % of total	**65.79%**	**13.38%**	51.57%	17.69%

* *Inclusive of components and spares used for maintenance of plant and machinery*

	For the year ended 31 December 2009	2008
e] Imports on C. I. F. basis:		
Raw materials	**6,076.74**	6,148.99
Components and spares	**151.53**	70.11
Capital goods	**312.75**	503.90
	6,541.02	**6,723.00**
f] Expenditure in foreign currencies		
Interest	**314.00**	499.88
Royalty paid	**3.46**	2.34
Legal and professional charges	**1,778.17**	1,370.20
Others *	**4,463.76**	5,807.87
	6,559.39	**7,680.29**

* *Other includes overseas personnel expenses, advertisement and sales promotion, regulatory filling fee, commission, market research expenses rent and travel and conveyance etc.*

	2009	2008
g] Dividend paid to non-resident shareholders		
Final dividend		
Number of shareholders	-	27
Number of shares held	-	45,902
Dividend remitted	-	0.28
Year to which it relates	-	2007
h] Earnings in foreign exchange		
F.O.B. value of exports (excluding Nepal)	**27,728.90**	26,817.32
Royalty/Technical know-how and product development	**265.90**	182.25
Dividend	**9.54**	11.00
Others (freight, insurance etc.)	**3,360.17**	1,527.26
	31,364.51	**28,537.83**

Schedules forming part of the financial statements for the year ended 31 December 2009

(Rupees in millions, except for share data and if otherwise stated)

SCHEDULE - 23

Notes to the financial statements

18. Information pursuant to clause 32 of the listing agreements with stock exchanges

Loans and advances in the nature of loans to wholly-owned subsidiary companies are as under:

	Balance As at 31 December		Maximum balance during the year ended 31 December	
	2009	**2008**	**2009**	**2008**
Interest free with no specified payment schedule:				
a) Ranbaxy Drugs Limited	**3.16**	3.10	**3.16**	3.10
b) Rexel Pharmaceuticals Limited	**753.22**	918.20	**918.20**	2,948.47
c) Solus Pharmaceuticals Limited	**771.90**	936.90	**936.90**	2,369.89
d) Ranbaxy Netherlands B.V., The Netherland	**–**	–	**–**	12.44
	1,528.28	**1,858.20**	**1,858.26**	**5,333.90**
Interest bearing with no specified payment schedule:				
a) Ranbaxy Drugs & Chemicals Company Limited	**5.50**	–	**5.50**	–
	5.50	–	**5.50**	–
	1,533.78	**1,858.20**	**1,863.76**	**5,333.90**

The above parties are also companies under the same management as defined under Section 370(IB) of the Companies Act, 1956.

19. Previous year figures have been regrouped/ reclassified, wherever necessary to conform to current year's classification. Previous year figures have been audited by another firm of chartered accountants.

For and on behalf of the Board of Directors

Dr. Tsutomu Une
Chairman

Atul Sobti
CEO & Managing Director

Omesh Sethi
President and CFO

Sushil K. Patawari
Company Secretary

Place : Gurgaon
Dated : 25 February 2010

BALANCE SHEET ABSTRACT AND COMPANY'S GENERAL BUSINESS PROFILE

I. Registration Details :

Registration No.	003747	State Code :	16
Balance Sheet Date :	31 (Date) 12 (Month) 2009 (Year)		

II. Capital Raised during the year (Amount in Rs. Thousands)

Public Issue :	NIL	Rights Issue :	NIL
Employees Stock Options :	241	Preferential Allotment :	NIL
Bonus Issue :	NIL	Private Placement :	NIL

III. Position of Mobilisation and Deployment of funds (Amount in Rs. Thousands)

Total Liabilities :	109018637	Total Assets :	109018637

Source of Funds

Paid-up-Capital :	2102090	Reserves & Surplus :	37485117
Equity share warrant money	1756590		
Share application money pending allotment	1950		
Secured Loans :	1758270	Unsecured Loans :	31725526
Deferred tax liability :	NIL		

Application of Funds

Net Fixed Assets :	20083207	Investments :	38336900
Net Current Assets :	12210656	Deferred Tax Asset :	4199080
Accumulated Losses :	NIL	Misc. Expenditure :	NIL

IV. Performance of Company (Amount in Rs. Thousands)

Turnover :	45359090	Total Expenditure :	41762701
Profit / Loss Before Tax : (+ ✓ / -)	10619174	Profit / Loss After tax : (+ ✓ / -)	5719844
Earning Per Share in Rs.	13.61	Dividend Rate % :	NIL

V. Generic Names of Three Principal Products of the Company

Item Code No.	294190
Product Description	CEFACLOR
Item Code No.	294200
Product Description	CEPHALEXIN
Item Code No.	294110
Product Description	AMOXYCILLIN

For and on behalf of the Board of Directors

Dr. Tsutomu Une
Chairman

Atul Sobti
CEO & Managing Director

Omesh Sethi
President and CFO

Sushil K. Patawari
Company Secretary

Place : Gurgaon
Dated : 25 February 2010

Statement Regarding Subsidiary Companies Pursuant to Section 212(3) of the Companies Act, 1956

Name of Subsidiary Company	Financial year to which accounts relates	Holding Company's interest as at close of financial year of subsidiary company	Net aggregate amount of subsidiary company's profits after deducting its losses or vice-versa, so far as it concerns members of Holding Company which are not dealt within the Company's account		Net aggregate amount of Subsidiary Company's profit after deducting its losses or vice-versa, dealt within the Company's account	
		Shareholding %age	**For the current financial year {Profit / (Loss)} Rs. Million**	For the previous financial years {Profit / (Loss)} Rs. Million	**For the current financial year Rs. Million**	For the previous financial years Rs. Million
Domestic :						
Gufic Pharma Limited	2009	98.00	0.25	2.02	Nil	Nil
Ranbaxy Drugs Limited	2009	100.00	(0.06)	(0.42)	Nil	Nil
Ranbaxy Drugs and Chemicals Company (A public company with unlimited liability)	2009	100.00	0.05	6.23	Nil	Nil
Ranbaxy Life Sciences Research Ltd.	2009	80.07	10.06	9.86	Nil	Nil
Ranbaxy SEZ Limited	2009	100.00	(0.04)	(0.03)	Nil	Nil
Rexcel Pharmaceuticals Limited	2009	100.00	(4.87)	30.05	Nil	Nil
Solus Pharmaceuticals Limited	2009	100.00	(1.64)	(6.62)	Nil	Nil
Vidyut Investments Limited	2009	100.00	0.63	(233.82)	Nil	78.45
Overseas :						
Ranbaxy Australia Pty. Ltd. Australia	2009	100.00	(115.16)	(372.97)	Nil	Nil
Ranbaxy Belgium N.V. Belgium	2009	100.00	28.06	(45.07)	Nil	Nil
Ranbaxy Farmaceutica Ltda. Brazil	2009	100.00	206.46	(386.84)	Nil	Nil
Ranbaxy Do Brazil Ltda Brazil	2009	100.00	(0.65)	(12.32)	Nil	Nil
Ranbaxy Pharmaceuticals Canada Inc. Canada	2009	100.00	160.43	309.83	Nil	Nil
Ranbaxy Egypt (L.L.C.) Egypt	2009	100.00	25.43	(23.23)	Nil	Nil
Rexcel Egypt (L.L.C.) Egypt	2009	100.00	(8.43)	(14.94)	Nil	Nil
Ranbaxy Pharmacie Generiques SAS France	2009	100.00	0.17	(187.25)	Nil	Nil
Office Pharmaceutique Industriel Et Hospitalier SARL ("OPIH SARL") France	2009	100.00	(4.69)	(43.40)	Nil	Nil
Basics GmbH Germany	2009	100.00	13.84	239.30	Nil	Nil
Lapharma GmbH Germany	2009	100.00	(0.26)	(0.15)	Nil	Nil
Ranbaxy (Hong Kong) Limited Hong Kong	2009	100.00	83.98	(9.89)	Nil	Nil
Ranbaxy Hungary Gyogyszereszeti Kft # Hungary	2009	100.00		(0.28)	Nil	Nil

Name of Subsidiary Company	Financial year to which accounts relates	Holding Company's interest as at close of financial year of subsidiary company	Net aggregate amount of subsidiary company's profits after deducting its losses or vice-versa, so far as it concerns members of Holding Company which are not dealt within the Company's account		Net aggregate amount of Subsidiary Company's profit after deducting its losses or vice-versa, dealt within the Company's account	
		Shareholding %age	**For the current financial year {Profit / (Loss)} Rs. Million**	For the previous financial years {Profit / (Loss)} Rs. Million	**For the current financial year Rs. Million**	For the previous financial years Rs. Million
Ranbaxy Ireland Ltd. Ireland	2009	100.00	692.43	1,159.10	Nil	Nil
Ranbaxy Italia S.p.A Italy	2009	100.00	(355.49)	(390.27)	Nil	Nil
Ranbaxy Malaysia Sdn. Bhd. Malaysia	2009	68.09	113.42	372.12	5.22	32.77
Ranbaxy Mexico S.A. de C.V. Mexico	2009	100.00	(50.94)	(200.15)	Nil	Nil
Ranbaxy Nigeria Ltd. Nigeria	2009	85.31	124.56	333.15	2.16	18.39
Ranbaxy-PRP (Peru) S.A.C. Peru	2009	100.00	(6.65)	(9.76)	Nil	Nil
Ranbaxy Poland S.P. Z.o.o. Poland	2009	100.00	(1.97)	28.67	Nil	Nil
Ranbaxy Portugal - Com E Desenvolv De Prod Farmaceuticos Unipessoal Lda Portugal	2009	100.00	(94.67)	(123.91)	Nil	Nil
Ranbaxy (Guangzhou China) Limited $ Republic of China	2009	83.00	78.08	(247.49)	Nil	Nil
Terapia S.A. Romania	2009	96.70	675.36	3,009.75	Nil	Nil
Terapia Distributie SRL Romania	2009	96.70	(267.37)	50.12	Nil	Nil
ZAO Ranbaxy Russia	2009	100.00	287.91	(32.35)	Nil	Nil
Ranbaxy (S.A.) (Proprietary) Ltd. South Africa	2009	100.00	51.21	204.63	Nil	Nil
Be-Tabs Pharmaceuticals (Proprietary) Ltd. South Africa	2009	100.00	112.54	800.40	Nil	Nil
Be-Tabs Investments (Proprietary) Ltd. South Africa	2009	100.00	0.72	58.52	Nil	Nil
Sonke Pharmaceuticals (Pty) Ltd South Africa	2009	68.40	10.26	(54.82)	Nil	Nil
Laboratorios Ranbaxy, S.L. Spain	2009	100.00	0.05	(801.11)	Nil	Nil
Ranbaxy Pharma AB Sweden	2009	100.00	86.34	(88.35)	Nil	Nil
Ranbaxy (Netherlands) B.V. ("RNBV") The Netherlands	2009	100.00	504.71	(70.18)	Nil	Nil
Ranbaxy N.A.N.V. Antilles, The Netherlands	2009	100.00	(0.31)	(12.48)	Nil	Nil
Ranbaxy Unichem Company Ltd. Thailand	2009	88.56	29.44	151.41	2.17	6.49

Name of Subsidiary Company	Financial year to which accounts relates	Holding Company's interest as at close of financial year of subsidiary company	Net aggregate amount of subsidiary company's profits after deducting its losses or vice-versa, so far as it concerns members of Holding Company which are not dealt within the Company's account		Net aggregate amount of Subsidiary Company's profit after deducting its losses or vice-versa, dealt within the Company's account	
		Shareholding %age	**For the current financial year {Profit / (Loss)} Rs. Million**	For the previous financial years {Profit / (Loss)} Rs. Million	**For the current financial year Rs. Million**	For the previous financial years Rs. Million
Ranbaxy (U.K.) Ltd. United Kingdom	2009	100.00	73.26	(1,223.23)	Nil	Nil
Ranbaxy Holdings (U.K.) Ltd. United Kingdom	2009	100.00	(0.25)	12.70	Nil	Nil
Ranbaxy Europe Ltd. United Kingdom	2009	100.00	14.04	26.94	Nil	Nil
Ranbaxy, Inc. USA	2009	100.00	(507.80)	1,191.22	Nil	Nil
Ranbaxy Pharmaceutical, Inc. USA	2009	100.00	957.94	1,621.18	Nil	Nil
Ranbaxy USA, Inc. USA	2009	100.00	42.08	174.32	Nil	Nil
Ohm Laboratories, Inc. USA	2009	100.00	111.87	1,922.91	Nil	Nil
Ranbaxy Laboratories, Inc. USA	2009	100.00	241.52	(146.31)	Nil	Nil
Ranbaxy Signature LLC, USA USA	2009	67.50	21.28	(392.95)	Nil	Nil
Ranbaxy Vietnam Company Ltd., $ Vietnam	2009	100.00	35.82	(52.67)	Nil	Nil

Exchange rate conversion at year end

Note:

(i) In terms of approval granted by the Central Government under Section 212(8) of the Companies Act, 1956, the annual accounts of the subsidiary companies and the related detailed information will be made available upon request by the investors of the Company and of its subsidiary compnaies. These documents will also be available for inspection by any investor at the Head Office of the Company at 12th Floor, Devika Tower, 6, Nehru Place, New Delhi - 110019, and that of the subsidiary companies concerned.

(ii) The Board of Directors at its meeting held on October 26, 2009, approved for seeking excemption from the Government under Section 212(8) of the Companies Act, 1956, in respect of the subsidiary Companies.

(iii) Ranbaxy Japan KK, Japan and Ranbaxy Maxico Servicios S.A. de C.V., Maxico, step down whollyowned subsidiaries were incorporated on November 9, 2009 and November 13, 2009 respectively. Audited accounts of these two subsidiary companies not yet became due.

$ Divested/liquidated during the year:
Ranbaxy (Guangzhou China) Limited, Republic of China
Ranbaxy Hungary Gyogyszereszeti Kft, Hungary
Ranbaxy Vietnam Company Ltd., Vietnam

For and on behalf of the Board of Directors

Dr. Tsutomu Une
Chairman

Atul Sobti
CEO & Managing Director

Omesh Sethi
President and CFO

Sushil K. Patawari
Company Secretary

Place : Gurgaon
Dated : 25 February 2010

Auditors' report to the Board of Directors of Ranbaxy Laboratories Limited on the consolidated financial statements of Ranbaxy Laboratories Limited and its subsidiaries, associates and joint ventures

1 We have audited the attached consolidated Balance Sheet of Ranbaxy Laboratories Limited, ('the Company') its subsidiaries, associates and joint ventures (collectively known as 'the Group') as at 31 December 2009, and also the consolidated Profit and Loss Account and the Consolidated Cash Flow Statement (together known as 'consolidated financial statements') for the year ended on that date, annexed thereto. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

2 We conducted our audit in accordance with auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3 We did not audit the financial statements and other financial information of certain subsidiaries and of certain joint ventures and associates (interests in which have been incorporated in these consolidated financial statements). These subsidiaries, joint ventures and associates account for 23% of total assets and 39% of total revenues and other income, as shown in these consolidated financial statements. Of the above:

(a) The financial statements and other financial information of some of the subsidiaries incorporated outside India as drawn up in accordance with the generally accepted accounting principles of the respective countries ('the local GAAP') have been audited by other auditors duly qualified to act as auditors in those countries. These subsidiaries account for 21% of total assets and 36% of total revenue and other income as shown in these consolidated financial statements. For purposes of preparation of consolidated financial statements, the aforesaid local GAAP financial statements have been restated by the management of the said entities so that they conform to the generally accepted accounting principles in India. This has been done on the basis of a reporting package prepared by the Company which covers accounting and disclosure requirements applicable to consolidated financial statements under the generally accepted accounting principles in India. The reporting packages made for this purpose have been audited by the other auditors and reports of those other auditors have been furnished to us. Our opinion on the consolidated financial statements, insofar as it relates to these entities, is based on the aforesaid audit reports of these other auditors.

(b) The financial statements and other financial information of the remaining subsidiaries, joint ventures and associates have not been subjected to audit either by us or by other auditors, and therefore, unaudited financial statements for the year ended 31 December 2009 of these entities have been furnished to us by the management. These subsidiaries, joint ventures and associates account for only 2% of total assets and 3% of total revenues and other income as shown in these consolidated financial statements, and therefore are not material to the consolidated financial statements, either individually or in the aggregate.

4 We report that the consolidated financial statements have been prepared by the Company's management in accordance with the requirements of Accounting Standards 21, Consolidated Financial Statements, Accounting Standard 23, Accounting for Investments in Associates in consolidated Financial Statements, and Accounting Standard 27, Financial Reporting of interests in Joint Ventures prescribed by the Companies (Accounting Standards) Rules, 2006.

5 Without qualifying our opinion, we draw attention to note 2 on schedule 23 to the consolidated financial statements. Consequent to the Food and Drug Administration (FDA) of United States of America' import alerts and the FDA letter dated 25 February 2009 imposing the Application Integrity Policy, the Group had recorded a provision of Rs. 2,631.11 million during the year ended 31 December 2008 towards loss of inventory in hand, expected higher sales returns and expected reversal of export benefits. The basis and assumptions used by the management in calculating these provisions were based on significant judgment and estimates due to involvement of uncertainty and actual result could have been different from management's estimate.

During the year, the Group carried out a reassessment and determined that the related provision of Rs. 937.81 million is no longer required and accordingly the same has been written back in the Consolidated Profit and Loss Account.

6 Based on our audit and to the best of our information and according to the explanations given to us and on consideration of reports of other auditors on separate financial statements and on the consideration of the unaudited financial statements and on other relevant financial information of the components, in our opinion the consolidated financial statements give a true and fair view in conformity with the accounting principles generally accepted in India, in the case of:

(a) the Consolidated Balance Sheet, of the state of affairs of the Group as at 31 December 2009;

(b) the Consolidated Profit and Loss Account, of the profit of the Group for the year ended on that date; and

(c) the Consolidated Cash Flow Statement, of the cash flows of the Group for the year ended on that date.

For B S R & Co.
Chartered Accountants

Vikram Aggarwal
Partner
Membership No. 089826

Place : Gurgaon
Dated : 25 February 2010

Consolidated Balance Sheet as at 31 December 2009

(Rupees in millions, except share data and if otherwise stated)

	Schedule	As at 31 December 2009	As at 31 December 2008
SOURCES OF FUNDS			
Shareholders' funds			
Share capital	1	2,102.09	2,101.85
Equity share warrants	23(5)(b)	1,756.59	1,756.59
Share application money pending allotment		1.95	–
Reserves and surplus	2	39,573.29	39,104.03
		43,433.92	42,962.47
Minority interest		533.22	674.61
Loan funds			
Secured loans	3	2,186.62	2,911.35
Unsecured loans	4	34,108.60	39,937.32
		36,295.22	42,848.67
Deferred tax liability (net)	5	160.54	246.63
		80,422.90	86,732.38
APPLICATION OF FUNDS			
Fixed assets	6		
Gross block		62,785.54	61,941.64
Less : Accumulated depreciation, amortisation and impairment		17,880.49	17,041.97
Net block		44,905.05	44,899.67
Capital work-in-progress (including capital advances)	23(7)	6,230.66	4,707.37
		51,135.71	49,607.04
Investments	7	5,407.40	5,431.50
Deferred tax asset (net)	5	4,906.19	12,476.01
Current assets, loans and advances			
Inventories	8	18,406.99	19,643.14
Sundry debtors	9	18,399.47	13,310.08
Cash and bank balances	10	12,416.34	23,956.38
Loans and advances	11	9,065.26	6,436.24
Other current assets	12	1,797.90	1,755.19
		60,085.96	65,101.03
Less: Current liabilities and provisions			
Current liabilities	13	32,510.83	39,800.36
Provisions	14	8,601.53	6,082.84
		41,112.36	45,883.20
Net current assets		18,973.60	19,217.83
		80,422.90	86,732.38
Significant accounting policies	22		
Notes to the consolidated financial statements	23		

The schedules referred to above form an integral part of the Consolidated Balance Sheet

As per our report attached

For B S R & Co.
Chartered Accountants

Vikram Aggarwal
Partner
Membership No. 089826

Place : Gurgaon
Dated : 25 February 2010

For and on behalf of the Board of Directors

Dr. Tsutomu Une
Chairman

Atul Sobti
CEO & Managing Director

Omesh Sethi
President and CFO

Sushil K. Patawari
Company Secretary

Place : Gurgaon
Dated : 25 February 2010

Consolidated Profit and Loss Account for the year ended 31 December 2009

(Rupees in millions, except share data and if otherwise stated)

	Schedule	For the year ended 31 December 2009	For the year ended 31 December 2008
INCOME			
Operating income	15	**76,117.65**	74,449.96
Less : Excise duty		**147.29**	310.01
		75,970.36	74,139.95
Other income	16	**2,935.45**	2,599.46
Net foreign exchange gain (other than on loans)	23(10)	**1,931.23**	–
		80,837.04	76,739.41
EXPENDITURE			
Materials consumed	17	**32,079.98**	31,831.49
Personnel expenses	18	**14,174.73**	12,626.47
Operating and other expenses	19	**22,591.29**	23,843.68
Net foreign exchange loss (other than on loans)	23(10)	**-**	11,064.03
		68,846.00	79,365.67
Profit/ (loss) before interest, exchange (gain)/loss (net) on loans, depreciation, amortisation, impairment, tax charge / (benefit), share in loss of associates and minority interest		**11,991.04**	(2,626.26)
Interest	23(8)	**710.43**	2,055.01
Exchange (gain) / loss on loans		**(1,493.13)**	7,494.35
Profit/ (loss) before depreciation, amortisation, impairment, tax charge / (benefit), share in loss of associates and minority interest		**12,773.74**	(12,175.62)
Depreciation, amortisation and impairment	6	**2,676.12**	2,824.69
Profit/ (loss) before tax charge / (benefit), share in loss of associates and minority interest		**10,097.62**	(15,000.31)
Tax charge / (benefit)	20	**6,990.87**	(5,650.84)
Profit/ (loss) after tax charge / (benefit) and before share in loss of associates and minority interest		**3,106.75**	(9,349.47)
Less: Share in loss of associates (net)	23(20)	**32.38**	78.21
Less: Minority interest	23(19)	**109.45**	84.37
Profit/ (loss) for the year		**2,964.92**	(9,512.05)
Balance brought forward		**(4,009.92)**	5,482.63
Transfer from foreign projects reserve		**13.76**	19.50
Deficit carried forward to Schedule 2		**(1,031.24)**	(4,009.92)
Earnings/ (loss) per share (Rs.)	21		
Basic - Par value of Rs. 5 per share		**7.05**	(24.85)
Diluted - Par value of Rs. 5 per share		**4.60**	(24.85)
Significant accounting policies	22		
Notes to the consolidated financial statements	23		

The schedules referred to above form an integral part of the Consolidated Profit and Loss Account

As per our report attached

For B S R & Co.
Chartered Accountants

Vikram Aggarwal
Partner
Membership No. 089826

Place : Gurgaon
Dated : 25 February 2010

For and on behalf of the Board of Directors

Dr. Tsutomu Une
Chairman

Omesh Sethi
President and CFO

Atul Sobti
CEO & Managing Director

Sushil K. Patawari
Company Secretary

Place : Gurgaon
Dated : 25 February 2010

Consolidated Cash Flow Statement For The Year Ended 31 December 2009

(Rupees in millions, except share data and if otherwise stated)

		For the year ended 31 December 2009	For the year ended 31 December 2008
A.	**CASH FLOW FROM OPERATING ACTIVITIES**		
	Net profit/ (loss) before taxes	**10,097.62**	(15,000.31)
	Adjustments for:		
	Depreciation, amortisation and impairment	**2,676.12**	2,824.69
	Fixed assets written off	**7.97**	–
	Deferred employees compensation charge	**–**	3.75
	Deferred employees compensation reversal	**(8.17)**	–
	Unrealised foreign exchange (gain) / loss (net)	**(2,013.55)**	5,909.84
	Foreign exchange loss/(gain) on integral operations	**160.53**	(204.73)
	Fair valuation (gain)/ loss on derivatives	**(8,932.47)**	7,702.14
	Dividend income	**(9.78)**	(29.38)
	Profit on sale of long term investments	**(533.22)**	(42.83)
	Unclaimed balances/ excess provision written back (Also refer to note 2 of schedule 23)	**(858.40)**	177.38
	Profit on sale of assets (net)	**(137.67)**	(933.20)
	Provision for diminution in value of long term investment	**–**	433.72
	Loss on valuation of current investments	**127.78**	-
	Interest expense	**710.43**	2,055.01
	Interest income	**(1,106.21)**	(1,053.26)
	Investment written off	**–**	93.42
	Provisions/ write off for doubtful debts, advances and other current assets	**353.44**	273.61
		(9,563.20)	17,210.16
	Operating profit before working capital changes	**534.42**	2,209.85
	Adjustments for:		
	Decrease/ (increase) in inventories	**865.11**	(3,359.10)
	(Increase)/ decrease in sundry debtors	**(5,774.95)**	1,880.04
	Decrease in loans and advances	**1,166.21**	970.60
	Decrease/ (increase) in other current assets	**90.59**	(639.43)
	Increase/ (decrease) in trade / other payables	**3,923.68**	(1,222.23)
		270.64	(2,370.12)
	Cash generated/ (used in) from operating activity before taxes	**805.06**	(160.27)
	Direct taxes paid (net of refunds)	**(2,426.31)**	(1,359.94)
	Net cash used in operating activity	**(1,621.25)**	(1,520.21)
B.	**CASH FLOW FROM INVESTING ACTIVITIES**		
	Purchase of fixed assets	**(5,220.51)**	(5,748.80)
	Proceed from sale of fixed assets	**316.14**	1,410.98
	Purchase of investments	**(237.46)**	(5,212.01)
	Investment in associates	**–**	(1,391.53)
	Cash paid for acquisition of minority interest	**(739.54)**	(21.32)
	Sale proceeds of investments (net of cash transferred)	**1,499.61**	3,055.72
	Decrease/ (increase) in fixed deposit with original maturity of more than 90 days	**4,008.56**	(10,881.54)
	Interest received	**1,015.01**	913.51
	Dividend received	**9.78**	29.38
	Net cash generated from/ (used in) investing activity	**651.59**	(17,845.61)
C.	**CASH FLOW FROM FINANCING ACTIVITIES**		
	Proceeds from issue of capital (including premium)	**13.44**	34,389.19
	Proceeds from equity share warrants	**–**	1,756.59
	Decrease in short term bank borrowings (net)	**(2,830.91)**	(2,805.07)
	Decrease in long term borrowings (net)	**(1,644.52)**	(1,725.25)
	Increase in other borrowings (net)	**15.17**	33.40
	Short term borrowings from non convertible debentures	**2,000.00**	16,870.00
	Re-payment of short term borrowings of non converable debentures	**(2,000.00)**	(16,870.00)
	Issue expenses of share capital and warrants	**–**	(201.40)
	Interest paid	**(769.59)**	(2,055.01)
	Dividend paid to minority shareholders of subsidiaries	**(6.28)**	(7.53)
	Dividend paid	**–**	(2,239.42)
	Tax on dividend	**–**	(380.59)
	Net cash (used in)/ generated from financing activities	**(5,222.69)**	26,764.91
	INCREASE IN CASH AND CASH EQUIVALENTS	**(6,192.35)**	7,399.09
	Cash and cash equivalents at the beginning of the year	**11,782.77**	4,295.80
	Effect of exchange loss/ (gain) on cash and cash equivalents	**114.32**	(87.82)
	Cash and cash equivalents at the end of the year	**5,476.10**	11,782.71
Notes :			
	Cash and cash equivalents include:		
	Cash and cheques in hand and remittances in transit	**75.79**	388.60
	With banks in:		
	Current accounts	**3,319.44**	2,609.94
	Deposit accounts	**2,081.01**	8,784.23
		5,476.24	11,782.77
	Cash and cash equivalents at the end of the year	**5,476.24**	11,782.77
	Add:		
	Fixed deposit pledged (restricted cash)	**0.79**	1,215.50
	Unclaimed dividend	**66.33**	76.57
	Fixed deposit with original maturity of more than 90 days	**6,872.98**	10,881.54
	Cash and bank balances at the end of the year	**12,416.34**	23,956.38

As per our report attached

For B S R & Co.
Chartered Accountants

Vikram Aggarwal
Partner
Membership No. 089826

Place : Gurgaon
Dated : 25 February 2010

For and on behalf of the Board of Directors

Dr. Tsutomu Une
Chairman

Omesh Sethi
President and CFO

Place : Gurgaon
Dated : 25 February 2010

Atul Sobti
CEO & Managing Director

Sushil K. Patawari
Company Secretary

Schedules forming part of the consolidated financial statements

(Rupees in millions, except share data and if otherwise stated)

	As at 31 December 2009	As at 31 December 2008
SCHEDULE - 1		
Share Capital		
Authorised		
598,000,000 (previous year 598,000,000) equity shares of Rs. 5 each	**2,990.00**	2,990.00
100,000 (previous year 100,000) cumulative preference shares of Rs. 100 each	**10.00**	10.00
	3,000.00	3,000.00
Issued, subscribed and paid up		
420,417,758 (previous year 420,369,753) equity shares of Rs. 5 each fully paid	**2,102.09**	2,101.85
	2,102.09	2,101.85

Notes:

1. Issued, subscribed and paid up capital includes:
   [i] 293,698,988 (previous year 293,698,988) equity shares of Rs. 5 each allotted as fully paid bonus shares by capitalisation out of share premium and reserves.
   [ii] 6,562,308 (previous year 6,562,308) equity shares of Rs. 5 each allotted as fully paid up pursuant to contract without payment being received in cash.
   [iii] 5,501,185 Global Depository Share (GDSs) (previous year 7,227,121) representing 5,501,185 (previous year 7,227,121) equity shares of Rs. 5 each constitute 1.31% of the issued subscribed and paid-up share capital of the Company, are outstanding.
2. 268,711,323 (previous year 268,711,323) equity shares of Rs. 5 each are held by Daiichi Sankyo Company Limited, Japan, the holding company, also being the ultimate holding company.
   Also refer to note 5 on schedule 23

	As at 31 December 2009	As at 31 December 2008
SCHEDULE - 2		
Reserves and surplus		
(a) Capital reserve	**71.77**	71.77
(b) Amalgamation reserve	**43.75**	43.75
(c) Revaluation reserve		
Balance at the beginning of the year	**185.11**	187.31
Less: Utilised during the year	**(113.95)**	(2.20)
	71.16	185.11
Also refer schedule 6		
(d) Share premium account		
Balance at the beginning of the year	**37,862.18**	5,010.51
Add: Received during the year	**11.26**	34,164.47
Add: Transfered from employees stock option outstanding	**1.89**	31.45
	37,875.33	39,206.43
Less: Utilised for preferential allotment issue expenses	–	201.40
Less: Premium payable on redemption of Zero Coupon Foreign Currency Convertible Bonds (FCCBs)	**1,083.41**	1,731.33
Less : Tax reversal / (benefit) for premium payable on redemption of FCCBs	**1,227.17**	(588.48)
	35,564.75	37,862.18
Also refer schedule 5		
(e) Foreign projects reserve		
Balance at the beginning of the year	**18.35**	37.85
Less: Transfer to Consolidated Profit and Loss Account	**13.76**	19.50
	4.59	18.35
(f) Hedging reserve (net of tax)		
Balance at the beginning of the year	**(792.58)**	
Add: Utilised / (addition) during the year	**763.85**	(792.58)
	(28.73)	(792.58)

Schedules forming part of the consolidated financial statements

(Rupees in millions, except share data and if otherwise stated)

	As at 31 December 2009	As at 31 December 2008
(g) Employee stock options outstanding		
Balance at the beginning of the year	**67.67**	95.75
Add: (Reversal) / amortisation of deferred employees compensation	**(8.17)**	3.37
	59.50	99.12
Less: Transferred to share premium on exercise of stock option	**1.89**	31.45
	57.61	67.67
Also refer to note 6 on schedule 23		
(h) General reserve		
Balance at the beginning of the year	**4,370.28**	16,151.24
Less: Transitional loss recognised pursuant to early adoption of Accounting Standard - 30 "Financial Instruments: Recognition and Measurement"	**-**	11,780.96
	4,370.28	4,370.28
(i) Foreign currency translation reserve		
Balance at the beginning of the year	**1,287.42**	(922.79)
Add: (Deduction) / addition during the year	**(838.07)**	2,210.21
	449.35	1,287.42
(j) Deficit brought forward from Consolidated Profit and Loss Account	**(1,031.24)**	(4,009.92)
	39,573.29	39,104.03

SCHEDULE - 3

Secured loans		
Loan from banks ^	**1,807.60**	2,474.47
Finance lease liability**	**379.02**	436.88
	2,186.62	2,911.35

Notes:

^ Secured against certain assets, property, equipment and other immovable property, inventories and sundry debtors of Ranbaxy Laboratories Limited and Ranbaxy (U.K.) Ltd.

** Secured against assets taken on finance lease by Ranbaxy Phamaceuticals Inc., United States of America. (Also refer to note 9(a) on schedule 23)

SCHEDULE - 4

Unsecured loans		
Short term loans from banks	**5,684.54**	8,407.79
Other loans #		
Zero coupon foreign currency convertible bonds (FCCBs)*	**20,475.40**	21,379.60
From banks	**7,771.19**	9,987.63
From others	**177.47**	162.30
	34,108.60	39,937.32

Notes:

* The Parent Company has outstanding FCCBs aggregating to US $ 440 million. The bondholders have the option to convert FCCBs into equity shares of Ranbaxy Laboratories Limited at a price of Rs. 716.32 per share (subject to adjustment, if any) with a fixed exchange rate of Rs. 44.15 per US $, at any time on or after 27 April 2006 but before 9 March 2011. Further, these FCCBs may be redeemed, in whole, at the option of Ranbaxy Laboratories Limited at any time on or after 18 March 2009, but before 6 February 2011, subject to the satisfaction of certain conditions. These FCCBs are redeemable on 18 March 2011, at a premium of 26.765 percent (net of withholding tax) of their principal amount unless previously converted, redeemed, purchased or cancelled.

# Other loans due for repayment within one year		
From banks	**2,487.67**	1,738.97
From others	**19.78**	14.83

Schedules forming part of the consolidated financial statements

(Rupees in millions, except share data and if otherwise stated)

	As at 31 December 2009	As at 31 December 2008
SCHEDULE - 5		
Deferred tax asset / liability (net)		
Deferred tax asset arising on account of:		
Provision for doubtful debts and advances	**22.54**	131.83
Employee benefits	**23.56**	152.51
FCCB loan revaluation	–	413.77
FCCB redemption premium charged to share premium account	–	1,227.17
Tax losses carried forward	**7,222.49**	12,748.92
Others	**648.22**	815.97
	7,916.81	15,490.17
Less: Deferred tax liability arising on account of:		
Depreciation, amortisation and impairment	**3,005.22**	3,094.85
Others	**165.94**	165.94
	3,171.16	3,260.79
Deferred tax asset (net)	**4,745.65**	12,229.38
Aggregate of net deferred tax assets jurisdictions	**4,906.19**	12,476.01
Aggregate of net deferred tax liabilities jurisdictions	**160.54**	246.63
Deferred tax asset (net)	**4,745.65**	12,229.38

In respect of Ranbaxy Laboratories Limited, on the basis of profit from operations made subsequent to year end, profit on sale of materials relating to First to File (FTF) product in the United States of America, milestone payment from an exclusivity settlement and certain other factors, the Group believes that there is virtual certainty in respect of the carrying amount of net deferred tax asset. Consequently, deferred tax asset of Rs. 1,296.83 has been written off.

Further, due to a similar assessment as mentioned above, the deferred tax asset of Rs.1,227.17 relating to premium payable on redemption of FCCBs has not been carried forward with corresponding adjustment through share premium account.

In respect of other countries, where there is carry forward tax losses as at year end, deferred tax asset amounting to Rs. 917.30 has not been recognised.

Schedules forming part of the consolidated financial statements

(Rupees in millions, except share data and if otherwise stated)

SCHEDULE - 6

Fixed assets

Description	Gross block					Accumulated depreciation, amortisation and impairment					Net block	
	As at 1 January 2009	Additions*	Deletions/ adjustments	Translation	As at 31 December 2009**	As at 1 January 2009	For the year $	Deletions/ adjustments	Translation	As at 31 December 2009**	As at 31 December 2009**	As at 31 December 2008
Tangible assets												
Land												
- Freehold #	**918.80**	0.46	50.72 ##	(37.71)	**830.83**	**–**	–	–		**–**	**830.83**	**918.80**
- Leasehold	**262.66**	6.75	–	(0.41)	**269.00**	**–**	1.19	–	(0.01)	**1.18**	**267.82**	**262.66**
Buildings^	**6,919.86**	644.98	348.63 ##	(232.58)	**6,983.63**	**1,076.48**	208.29	115.85	(31.62)	**1,137.30**	**5,846.33**	**5,843.38**
Plant and machinery	**22,546.31**	2,094.57	1,114.15	(152.28)	**23,374.45**	**10,126.23**	1,580.59	914.12	(115.29)	**10,677.41**	**12,697.04**	**12,420.08**
Furniture and fixtures	**1,877.35**	155.32	148.19	(12.95)	**1,871.53**	**777.61**	157.07	103.46	(9.96)	**821.26**	**1,050.27**	**1,099.74**
Vehicles	**855.09**	106.81	112.01	(17.41)	**832.48**	**400.62**	111.60	69.96	(14.23)	**428.03**	**404.45**	**454.47**
Assets taken on lease												
- Building	**605.56**	–	–	(25.60)	**579.96**	**246.47**	51.13	–	(9.94)	**287.66**	**292.30**	**359.09**
- Plant and machinery	**1.21**	2.97	–	(0.23)	**3.95**	**0.08**	0.27	–	(0.02)	**0.33**	**3.62**	**1.13**
- Vehicles	**8.48**	–	4.83	0.21	**3.86**	**4.91**	0.23	2.08	0.10	**3.16**	**0.70**	**3.57**
Intangible assets												
Goodwill	**21,518.91**	541.26	551.96	(61.89)	**21,446.32**	**613.54**	–	78.88	(13.96)	**520.70**	**20,925.62**	**20,905.37**
Product development @	**361.75**	–	–	–	**361.75**	**361.75**	–	–	–	**361.75**	**–**	**–**
Patent, trade marks, designs and licences@@	**5,021.88**	397.69	302.07	(132.05)	**4,985.45**	**2,735.86**	440.77	282.95	(70.25)	**2,823.43**	**2,162.02**	**2,286.02**
Software@@	**832.78**	207.98	3.55	(5.88)	**1,031.33**	**497.72**	114.68	1.75	(3.37)	**607.28**	**424.05**	**335.06**
Non compete fee	**211.00**	–	–	–	**211.00**	**200.70**	10.30	–	–	**211.00**	**–**	**10.30**
Total	**61,941.64**	**4,158.79**	**2,636.11**	**(678.78)**	**62,785.54**	**17,041.97**	**2,676.12**	**1,569.05**	**(268.55)**	**17,880.49**	**44,905.05**	**44,899.67**
Previous year	**55,690.25**	**4,628.06**	**793.58**	**2,416.90**	**61,941.64**	**13,645.14**	**2,824.69**	**572.14**	**1,144.28**	**17,041.97**	**44,899.67**	

Notes :

* Additions to fixed assets during the year include Rs. 221.98 (previous year Rs. 558.28) towards assets used for research and development.

** The above includes the following assets held for disposal, which are being carried at the lower of their net block and net realisable value

Description	Gross block	Accumulated depreciation	Net block
Land	204.22 (202.99)	– ( )	204.22 (202.99)
Building	48.39 (–)	11.63 (–)	36.76 (–)
Plant and machinery	85.03 (–)	85.03 (–)	– (–)

Figures in brackets are for previous year

\# Freehold land includes Rs. 25.48 (previous year Rs. 25.48) pending registration in the name of Ranbaxy Laboratories Limited.

@ During the year, Ranbaxy Laboratories Limited provided for an impairment loss of Rs. nil (previous year Rs. 331.32) on certain product development rights. The impairment loss was determined owing to the prevailing market conditions of the underlying molecules for which the product development rights were acquired.

$ During the current year, consequent to a change in the probability for extension of lease term for a leased property, Ranbaxy Laboratories Limited has recorded accelerated depreciation on assets constructed on that leased property amounting to Rs. 141.70 (previous year Rs. nil).

@@ Remaining useful lives of intangible assets as at 31 December 2009 is in the range of 1-10 years:

Description	Remaining useful lives
Patents, trade marks, designs and licences	1-10 years
Software	1-6 years

\## Includes adjustment of Rs. 184.99 (accumulated depreciation of Rs. 71.04) on account of revaluation carried out by Ranbaxy Ireland Limited.

Schedules forming part of the consolidated financial statements

(Rupees in millions, except share data and if otherwise stated)

Schedule - 7

Investments

	Nature of investment	Face value	Numbers 2009	Numbers 2008	As at 31 Dec. 2009	As at 31 Dec. 2008
CURRENT						
Trade:						
Quoted						
Krebs Biochemicals & Industries Limited	Equity shares	Rs. 10	1,050,000	–	35.33	–
Non trade:						
Quoted						
Orchid Chemicals and Pharmaceuticals Limited	Equity shares	Rs. 10	9,169,977	–	1,684.98	–
Trust securities						
Non trade - unquoted						
Zero % NABARD-2019	Bonds	Rs. 10,000	9,245	–	86.97	–
Zero % NABARD-2019	Bonds	Rs. 10,000	2,650	–	24.92	–
Zero % NABARD-2019	Bonds	Rs. 10,000	2,650	–	24.92	–
6.85% IIFCL	Bonds	Rs. 100	1,000,000	–	100.65	–
					237.46	–
					1,957.77	–
LONG TERM						
Investments in shares/ warrants of companies (fully paid)						
Trade:						
Quoted						
Krebs Biochemicals & Industries Limited	Equity shares	Rs. 10	–	1,050,000	–	89.25
Sawai Pharmaceutical Co.,Ltd #	Equity shares	–	–	1,500	–	2.76
Unquoted						
Nimbua Greenfield (Punjab) Limited	Equity shares	Rs. 10	250,000	250,000	2.50	2.50
Shivalik Solid Waste Management Limited	Equity shares	Rs. 10	20,000	20,000	0.20	0.20
Biotech Consortium India Limited	Equity shares	Rs. 10	50,000	50,000	0.50	0.50
Tomita Pharmaceutical Co.,Ltd #	Equity shares	–	–	2,500	–	1.89
Sidmak Laboratories (India) Limited	Equity shares	Rs. 10	167,330	167,330	10.54	10.54
					13.74	107.64
Non trade :						
Quoted						
The Great Eastern Shipping Company Limited	Equity shares	Rs. 10	500	500	0.03	0.03
Fortis Healthcare Limited	Equity shares	Rs. 10	14,097,660	14,097,660	140.98	140.98
Orchid Chemicals and Pharmaceuticals Limited	Equity shares	Rs. 10	–	9,669,977	–	1,854.75
Autobacs Seven Co.,Ltd #	Equity shares	-	–	871	–	0.84
Unquoted						
Kapasa B.V					–	485.90
					141.01	2,482.50
Associates (trade)						
Quoted						
Zenotech Laboratories Limited	Equity shares	Rs. 10	16,127,293	16,127,293	2,313.63*	2,361.82 *
Unquoted						
Shimal Research Laboratories Limited	Equity shares	Rs. 10	9,340,000	9,340,000	981.75**	965.94 **
					3,295.38	3,327.76
					5,407.90	5,917.90
Less: Provision for diminution in value of long term investments					0.50	486.40
					5,407.40	5,431.50
Aggregate book value of quoted investments of associates					2,313.63	2,361.82
Market value of quoted investments of associates					1,841.74	1,728.85
Aggregate book value of long term quoted investments of others					141.01	2,088.62
Market value of long term quoted investments of others					1,930.12	1,841.28
Book value of long term unquoted investments in associates					981.75	965.94
Book value of long term unquoted investments in others					13.24	15.63
Investment (bank certificates of deposit) purchased and sold during the year						
– ABN Amro Bank					–	479.32
– Corporation Bank					–	246.22
– Federal Bank					–	147.34
– IDBI Bank					–	728.61
– Punjab National Bank					–	883.26
– State Bank of India					–	480.03

Notes:

\# Held by Nihon Pharmaceuticals Industry Co. Ltd., Japan

* Includes goodwill Rs. 1,900.18 (previous year Rs. 1,900.18)

** Includes goodwill Rs. 681.67 (previous year Rs. 681.67)

Schedules forming part of the consolidated financial statements

(Rupees in millions, except share data and if otherwise stated)

	As at 31 December 2009	As at 31 December 2008
SCHEDULE - 8		
Inventories		
Stores and spares	**140.64**	181.49
Raw materials	**6,683.91**	6,689.18
Packaging materials	**715.55**	795.20
Finished goods	**6,979.84**	8,788.35
Work-in-progress	**3,887.05**	3,188.92
	18,406.99	19,643.14
SCHEDULE - 9		
Sundry debtors		
(Considered good except where provided for)		
Debts outstanding for a period exceeding six months		
Secured	**0.65**	0.01
Unsecured		
– Considered good	**2,757.28**	2,889.11
– Considered doubtful	**575.90**	565.52
	3,333.83	3,454.64
Other debts		
– Secured	**1,525.24**	1,237.49
– Unsecured considered good	**14,116.30**	9,183.47
	15,641.54	10,420.96
	18,975.37	13,875.60
Less : Provision for doubtful debts	**575.90**	565.52
	18,399.47	13,310.08
SCHEDULE - 10		
Cash and bank balances		
Cash in hand	**12.49**	15.39
Cheques in hand	**3.35**	–
Remittances in transit	**59.95**	373.21
Balances with banks:		
– Current accounts	**3,319.44**	2,609.94
– Deposit accounts #	**8,954.78**	20,881.27
– Unclaimed dividend account	**66.33**	76.57
	12,416.34	23,956.38
# Include deposit receipts pledged with:		
– Government authorities	**0.79**	0.75
– Banks	**–**	1,214.75
Schedule - 11		
Loans and advances		
(Considered good, except where provided for)		
Secured loans to employees	**55.32**	49.37
Unsecured loans and advances:		
Advances recoverable in cash or in kind or for value to be received		
– Considered good	**4,102.58**	4,318.61
– Doubtful	**77.42**	85.19
Minimum alternate tax (MAT) credit entitlement	**4,720.65**	1,219.00
Advance income tax (net of provision for tax of respective tax jurisdiction)	**186.71**	849.26
	9,142.68	6,521.43
Less : Provision for doubtful advances	**77.42**	85.19
	9,065.26	6,436.24

Schedules forming part of the consolidated financial statements

(Rupees in millions, except share data and if otherwise stated)

	As at 31 December 2009	As at 31 December 2008
SCHEDULE - 12		
Other current assets		
(Unsecured, considered good except where provided for)		
Export incentives accrued	**664.26**	651.69
Exchange gain accrued on forward contracts	**559.63**	562.75
Insurance claims	**12.41**	8.63
Interest accrued but not due	**241.38**	151.08
Others		
– Considered good	**320.22**	375.04
– Doubtful	**25.84**	24.17
	1,823.74	1,779.36
Less : Provision for doubtful other current assets	**25.84**	24.17
	1,797.90	1,755.19
SCHEDULE - 13		
Current liabilities		
Sundry creditors *	**14,393.92**	11,039.44
Book overdraft	**49.78**	265.72
Interest accrued but not due on loans	**36.37**	74.10
Acceptances	**1.75**	120.73
Unpaid dividend	**66.33**	76.57
Payables towards unrealised loss on currency options	**16,669.65**	26,760.86
Other liabilities	**1,293.03**	1,462.94
	32,510.83	39,800.36
* Including advance from customers		
SCHEDULE - 14		
Provisions		
Employee benefits#	**2,342.51**	2,194.44
Income-tax (net of advance income tax paid in respective jurisdiction)	**1,501.96**	232.48
Premium payable on redemption of FCCB	**4,693.79**	3,640.38
Provision for contingency	**63.27**	15.54
	8,601.53	6,082.84
# Also refer to note 12 on schedule 23		

	Year Ended 31 December 2009	Year Ended 31 December 2008
SCHEDULE - 15		
Operating income		
Sales	**73,441.32**	72,555.23
	73,441.32	72,555.23
Export incentives	**546.80**	870.77
Royalty, technical know-how and product development	**505.92**	589.14
Income from settlement agreements	**1,441.15**	172.69
Other service income	**182.46**	262.13
	2,676.33	1,894.73
	76,117.65	74,449.96
SCHEDULE - 16		
Other income		
Interest	**1,106.21**	1,053.26
Profit on sale of long term investments (Also refer to note 3 on schedule 23)	**533.22**	
Profit on sale of assets [net of loss Rs. 26.54 (previous year Rs. 25.88)]	**137.67**	910.39
Profit on sale of current investments	–	12.83
Unclaimed balances / excess provisions written back (Also refer to note 2 on schedule 23)	**858.40**	177.38
Reversal of deferred employees compensation	**8.17**	
Dividend	**9.78**	29.38
Miscellaneous	**282.00**	356.22
	2,935.45	2,599.46

Schedules forming part of the consolidated financial statements
(Rupees in millions, except share data and if otherwise stated)

		Year ended 31 December 2009		Year ended 31 December 2008
SCHEDULE - 17				
Materials consumed				
Raw materials consumed*		**19,968.77**		20,254.10
Stores and spares consumed		**1,380.63**		1,285.78
Packaging materials consumed		**2,613.08**		3,236.92
Finished goods purchased		**7,020.12**		8,887.73
Decrease/(increase) in work-in-progress and finished goods				
Opening stock				
Work-in-progress	**3,188.92**		2,745.57	
Finished goods	**8,788.35**		7,485.66	
	11,977.27		10,231.23	
Less :				
Closing stock				
Work-in-progress	**3,887.05**		3,188.92	
Finished goods	**6,979.84**		8,788.35	
	10,866.89		11,977.27	
Decrease / (increase), net		**1,110.38**		(1,746.04)
(Increase) in excise duty		**(13.00)**		(87.00)
		32,079.98		31,831.49

* Includes site variation cost amounting to Rs. 423 (previous year Rs. nil)

	Year ended 31 December 2009	Year ended 31 December 2008
SCHEDULE - 18		
Personnel expenses		
Salaries,wages and bonus	**12,197.98**	10,810.78
Contribution to provident and other funds	**1,108.23**	1,088.39
Workmen and staff welfare	**868.52**	723.55
Amortisation of deferred employees compensation	–	3.75
	14,174.73	12,626.47
SCHEDULE - 19		
Operating and other expenses		
Freight, clearing and forwarding	**1,868.36**	2,441.19
Advertising and sales promotion	**4,238.28**	3,672.43
Travel and conveyance	**1,268.54**	1,370.89
Legal and professional	**3,115.02**	2,602.15
Market research	**661.39**	903.71
Commission	**1,346.12**	1,330.19
Communication	**433.20**	405.37
Insurance	**471.41**	428.90
Rent (refer to note 9 (b) of schedule 23)	**840.25**	817.51
Rates and taxes	**450.42**	327.84
Regulatory filing fee	**571.47**	699.10
Printing and stationery	**163.39**	157.20
Analytical charges	**152.45**	168.43
Processing charges	**1,125.32**	1,412.23
Excise duty	**24.74**	18.69
Power and fuel	**1,657.75**	1,586.45
Running and maintenance of vehicles	**397.69**	395.58

Schedules forming part of the consolidated financial statements

(Rupees in millions, except share data and if otherwise stated)

	Year ended 31 December 2009	Year ended 31 December 2008
Repairs and maintenance		
Buildings	**67.15**	90.88
Plant and machinery	**253.52**	171.78
Others	**449.86**	585.59
Cash discounts	**273.22**	376.01
Conferences and meetings	**172.18**	211.18
Clinical trials	**454.89**	527.08
Recruitment and training	**210.31**	205.57
Fixed assets written off	**7.97**	
Provisions/write off for doubtful debts, advances and other current assets	**353.44**	273.61
Investments written off	**–**	93.12
Loss on valuation of current investments	**127.78**	
Provision for dimunution in the value of long-term investment	**–**	433.72
Royalty	**22.17**	
Miscellaneous	**1,413.00**	2,136.98
	22,591.29	23,813.68

SCHEDULE - 20

Tax charge / (benefit)		
Current income-tax	**4,558.31**	715.13
Minimum alternate tax credit entitlement	**(3,501.65)**	(40.02)
Deferred tax charge / (credit)	**5,888.49**	(6,510.25)
Fringe benefit tax	**35.50**	155.57
Tax - earlier years #	**10.22**	(1.27)
	6,990.87	(5,650.84)

Net of credit adjusted of Rs. 6.50 (previous year Rs. 27.01)

SCHEDULE - 21

Earnings per share		
Net profit / (loss) attributable to equity shareholders		
Profit / (loss) after tax	**2,964.92**	(9,512.05)
Less:		
Exchange gain on Foreign Currency Convertible Bonds	**(904.20)**	
	2,060.72	(9,512.05)
Number of weighted average equity shares		
Basic	**420,380,856**	382,846,324
Effect of dilutive equity shares on account of *		
– Employees stock options outstanding	**819,480**	
– Foreign Currency Convertible Bonds	**27,119,165**	
Diluted	**448,319,501**	382,846,324
Nominal value of equity share (Rs.)	**5.00**	5.00
Earning / (loss) per share (Rs.)		
Basic	**7.05**	(24.85)
Diluted	**4.60**	(24.85)
* Following are the potential equity shares considered to be anti dilutive in nature, hence these have not been adjusted to arrive at the dilutive earnings per share:		
– Employees stock options outstanding	**–**	300,186
– Foreign Currency Convertible Bonds	**–**	27,119,165
– Equity share warrants	**23,834,333**	23,834,333

Schedules forming part of the consolidated financial statements

SCHEDULE - 22

SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

The consolidated financial statements have been prepared and presented under the historical cost convention on the accrual basis of accounting and comply with the Accounting Standards as specified in the Companies (Accounting Standards) Rules, 2006, other pronouncements of the Institute of Chartered Accountants of India (ICAI) and the relevant provisions of the Companies Act, 1956 and guidelines issued by the Securities and Exchange Board of India, to the extent applicable.

Principles of consolidation

The consolidated financial statements include the financial statements of Ranbaxy Laboratories Limited, ("Parent Company"), its subsidiaries, joint ventures and associates (collectively known as "the Group").

Name of subsidiaries/joint venture/associates	Country of incorporation	Effective group shareholding (%)
Subsidiaries		
Ranbaxy Australia Pty Ltd.	Australia	100.00
Ranbaxy Belgium N.V.	Belgium	100.00
Ranbaxy Farmaceutica Ltda.	Brazil	100.00
Ranbaxy Do Brazil Ltda.	Brazil	100.00
Ranbaxy Pharmaceuticals Canada Inc.	Canada	100.00
Ranbaxy Egypt (L.L.C.)	Egypt	100.00
Rexcel Egypt (L.L.C.)	Egypt	100.00
Ranbaxy Pharmacie Generiques SAS	France	100.00
Office Pharmaceutique Industriel Et Hospitalier SARL ("OPIH SARL")	France	100.00
Basics GmbH	Germany	100.00
Lapharma GmbH	Germany	100.00
Ranbaxy (Hong Kong) Limited	Hong Kong	100.00
Ranbaxy Hungary Kft (upto 22 May 2009)	Hungary	100.00
Ranbaxy Drugs and Chemicals Company	India	100.00
Ranbaxy Drugs Limited	India	100.00
Rexcel Pharmaceuticals Limited	India	100.00
Solus Pharmaceuticals Limited	India	100.00
Solrex Pharmaceuticals Company#	India	100.00
Vidyut Investments Limited	India	100.00
Ranbaxy SEZ Limited	India	100.00
Gufic Pharma Limited	India	98.00
Ranbaxy Life Sciences Research Limited	India	80.07
Ranbaxy Ireland Limited	Ireland	100.00
Ranbaxy Italia S.p.A	Italy	100.00
Ranbaxy Japan KK (from 9 November 2009)	Japan	100.00
Ranbaxy (Malaysia) Sdn. Bhd.	Malaysia	68.09
Ranbaxy Mexico S.A.de C.V.	Mexico	100.00
Ranbaxy Mexico Servicios S.A.de C.V. (from 13 November 2009)	Mexico	100.00
Ranbaxy Nigeria Limited.	Nigeria	85.31
Ranbaxy PRP (Peru) SAC.	Peru	100.00
Ranbaxy Poland S.P. Zoo	Poland	100.00

Schedules forming part of the consolidated financial statements

SCHEDULE - 22

SIGNIFICANT ACCOUNTING POLICIES

Name of subsidiaries/joint venture/associates	Country of incorporation	Effective group shareholding (%)
Ranbaxy Portugal - Com E Desenvolv De Prod Farmaceuticos Unipessoal Lda	Portugal	100.00
Ranbaxy (Guangzhou China) Limited (upto 29 December 2009)	Republic of China	83.00
Terapia S.A.	Romania	96.70
Terapia Distributie S.R.L.	Romania	96.70
ZAO Ranbaxy	Russia	100.00
Ranbaxy (S.A.) Proprietary Limited	South Africa	100.00
Be-Tabs Pharmaceuticals (Proprietary) Ltd.*	South Africa	100.00
Be-Tabs Investments (Proprietary) Ltd.*	South Africa	100.00
Sonke Pharmaceuticals (Pty) Ltd	South Africa	68.40
Laboratorios Ranbaxy, S.L.	Spain	100.00
Ranbaxy Pharma AB	Sweden	100.00
Ranbaxy (Netherlands) BV	The Netherlands	100.00
Ranbaxy NANV	The Netherlands	100.00
Ranbaxy Unichem Company Ltd.	Thailand	88.56
Ranbaxy (UK) Ltd.	United Kingdom	100.00
Ranbaxy Holdings (UK) Ltd.	United Kingdom	100.00
Ranbaxy Europe Ltd.	United Kingdom	100.00
Ranbaxy Inc.	United States of America	100.00
Ranbaxy Pharmaceuticals, Inc.	United States of America	100.00
Ranbaxy USA, Inc.	United States of America	100.00
Ohm Laboratories, Inc.	United States of America	100.00
Ranbaxy Laboratories Inc.	United States of America	100.00
Ranbaxy Signature LLC	United States of America	67.50
Ranbaxy Vietnam Company Ltd. (upto 5 October 2009)	Vietnam	100.00
Joint Venture		
Nihon Pharmaceutical Industry Co., Ltd (upto 8 December 2009)	Japan	50.00
Associates		
Zenotech Laboratories Limited	India	46.99
Shimal Research Laboratories Limited	India	24.91

A partnership firm, in which two subsidiaries of the Parent Company are partners.

* 75% till 12 June 2009

The consolidated financial statements have been combined on a line-by-line basis by adding the book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances/transactions and unrealised profits in full. The amounts shown in respect of reserves comprise the amount of the relevant reserves as per the Balance Sheet of the Parent Company and its share in the post-acquisition increase/decrease in the reserves of the consolidated entities.

Proportionate share of interest in joint venture has been accounted for by the proportionate consolidation method in accordance with Accounting Standard - 27 *"Financial reporting of Interest in Joint Ventures"*.

Schedules forming part of the consolidated financial statements

SCHEDULE - 22

SIGNIFICANT ACCOUNTING POLICIES

An investment in an associate has been accounted for by the equity method of consolidation from the date on which it falls within the definition of associates in accordance with Accounting Standard-23 *"Accounting for investments in Associates in Consolidated Financial Statements"*.

The excess/deficit of cost to the Parent Company of its investment over its portion of net worth in the consolidated entities at the respective dates on which investment in such entities was made is recognised in the consolidated financial statements as goodwill/capital reserve. The Parent Company's portion of net worth in such entities is determined on the basis of book values of assets and liabilities as per the financial statements of the entities as on the date of investment and if not available, the financial statements for the immediately preceding period adjusted for the effects of significant changes.

Entities acquired/ sold during the year have been consolidated from/ upto the respective date of their acquisition/ disposal.

The consolidated financial statements are presented, to the extent possible, in the same format as that adopted by the Parent Company for its separate financial statements.

Use of estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and reported amounts of revenues and expenses for the year. Examples of such estimates include provisions of future obligation under employee retirement benefit plans, the useful lives of fixed assets and intangible assets, etc. Actual results could differ from these estimates. Any revision to accounting estimates is recognized prospectively in the current and future periods.

Fixed assets and depreciation

Fixed assets are stated at the cost of acquisition or construction, less accumulated depreciation and impairment losses. Cost comprises the purchase price and any attributable costs of bringing the assets to their working condition for intended use.

Borrowing costs directly attributable to acquisition or construction of fixed assets, which necessarily take a substantial period of time to be ready for their intended use, are capitalised.

Depreciation on fixed assets, except leasehold improvements, is provided using the straight-line method and at the rates reflective of estimate useful lives of fixed assets, unless minimum rates subscribed by respective local laws. Leasehold improvements are depreciated over their estimated useful life, or the remaining period of lease from the date of capitalisation, whichever is shorter.

The management's estimate of the useful lives for various categories of fixed assets are given below

	Years
Building	29 - 61
Plant and machinery	3 - 33
Furniture and fixtures	3 - 17
Vehicles	4 - 10

Depreciation is calculated on a pro-rata basis from the date of installation till the date the assets are sold or disposed. Assets costing individually Rs. 5,000 or less are depreciated fully in the year of purchase.

Intangible assets and amortisation

Intangible assets comprise goodwill, patents, trademarks, designs and licenses, software, non-compete fee and product development rights, and are stated at cost less accumulated amortisation and impairment losses, if any.

Schedules forming part of the consolidated financial statements

SCHEDULE - 22

SIGNIFICANT ACCOUNTING POLICIES

These are amortised over their estimated useful lives on a straight-line basis, commencing from the date the asset is available to the entities for its use. The management estimates the useful lives for the various intangible assets as follows:

	Years
Patents, trademarks, designs and licenses	5 - 10
Software	6
Non-compete fee	Term of the respective agreements ranging from 1 to 10 years
Product development	5

Goodwill reflects the excess of cost of acquisition over the book value of net assets acquired on the date of the acquisition. Goodwill is tested for impairment on an annual basis.

Impairment of assets

The carrying values of assets other than goodwill are reviewed at each reporting date to determine if there is indication of any impairment. Goodwill is tested for impairment at least once in year. If any indication exists, the asset's recoverable amount is estimated. For assets that are not yet available for use, the recoverable amount is estimated at each reporting date. An impairment loss is recognised whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount and is recognised in the Consolidated Profit and Loss Account. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined net of depreciation or amortisation, if no impairment loss had been recognised.

Revenue recognition

Revenue from sale of goods is recognised on transfer of significant risks and rewards of ownership to the customer. Revenue includes excise duty and is shown net of sales tax, value added tax and applicable discounts and allowances. Allowances for sales returns are estimated and provided for in the year of sales.

Service income is recognised as per the terms of contracts with customers when the related services are rendered, or the agreed milestones are achieved.

Income from royalty, technical know-how arrangements, exclusivity and patents settlement, licensing arrangements is recognised on accrual basis in accordance with the terms of the relevant agreement.

Export entitlements are recognised as income when the right to receive credit as per the terms of the scheme is established in respect of the exports made and where there is no significant uncertainty regarding the ultimate collection of the relevant export proceeds.

Dividend income is recognised when the right to receive the income is established. Income from interest on deposits, loans and interest bearing securities is recognised on the time proportionate method.

In the United States of America, large customers are major wholesalers who resell products to third party customers like managed care organisations, drug store chains and pharmacies. A significant part of gross revenues from such wholesalers are subject to various forms of rebates and allowances (referred to as "Chargebacks"), which are recorded as reductions from the gross revenues. The computation of the estimate for expected chargebacks is complex and involves significant judgment based on historical experience and estimated wholesaler inventory levels, as well as expected sell-through levels by the wholesalers to indirect customers. The primary factors considered in developing and evaluating provision for chargbacks include the average historical chargeback credits and an estimate of the inventory held by such wholesalers, based on internal analysis of wholesaler's historical purchases and contract sales.

Schedules forming part of the consolidated financial statements

SCHEDULE - 22

SIGNIFICANT ACCOUNTING POLICIES

Investments

Investments that are readily realisable and intended to be held for not more than a year are classified as current investments. All other investments are classified as long-term investments.

Current investments are carried at the lower of cost and fair value, determined on an individual investment basis. Long-term investments are carried at cost less any other-than-temporary diminution in value, determined separately in respect of each category of investment.

Inventories

Raw material, packaging material and stores and spare parts are carried at cost. Cost includes purchase price, other than those subsequently recoverable by the enterprise from the concerned revenue authorities, freight inwards and other expenditure incurred in bringing such inventories to their present location and condition. In determining the cost, weighted average cost method is used. The carrying cost of raw materials, packaging materials and stores and spare parts are appropriately written down when there is a decline in replacement cost of such materials and finished products in which they will be incorporated are expected to sold below cost.

Work in progress, manufactured finished goods and traded goods are valued at the lower of cost and net realisable value. The comparison of cost and net realisable value is made on an item by item basis. Cost of work in progress and manufactured finished goods is determined on weighted average basis and comprises direct material, cost of conversion and other costs incurred in bringing these inventories to their present location and condition. Cost of traded goods is determined on weighted average basis.

Excise duty liability is included in the valuation of inventory of finished goods.

Research and development costs

Revenue expenditure on research and development is expensed out under the respective heads of account in the year in which it is incurred.

Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalised, if the cost can be reliably measured, the product or process is technically and commercially feasible and the entity has sufficient resources to complete the development and to use and sell the asset. The expenditure capitalised includes the cost of materials, direct labour and an appropriate proportion of overheads that are directly attributable to preparing the asset for its intended use. Other development expenditure is recognised in the Consolidated Profit and Loss Account as an expense as incurred.

Capitalised development expenditure is stated at cost less accumulated amortisation and impairment losses. Fixed assets used for research and development are depreciated in accordance with the Group's policy.

Materials identified for use in research and development process are carried as inventories and charged to Consolidated Profit and Loss Account on issuance of such materials for research and development activities.

Employee stock option based compensation

The Company calculates the compensation cost based on the intrinsic value method wherein the excess of value of underlying equity shares as of the date of the grant of options over the exercise price of the options given to employees under the employee stock option schemes of the Company, is recognised on a straight line basis and amortised over the vesting period on a straight line basis.

Foreign currency transactions

The reporting currency of the Group is the Indian Rupee. However, the local currencies of non-integral overseas subsidiaries and joint venture are different from the reporting currency of the Group.

Schedules forming part of the consolidated financial statements

SCHEDULE - 22

SIGNIFICANT ACCOUNTING POLICIES

Transactions in foreign currency and forward contracts

Transactions in foreign currency are recorded by the reporting entities at the exchange rate prevailing at the date of the transaction. Exchange differences arising on foreign currency transactions settled during the year are recognised in the Consolidated Profit and Loss Account.

Monetary assets and liabilities denominated in foreign currencies as at the Balance Sheet date, not covered by forward exchange contracts, are translated at year end rates. The resultant exchange differences are recognised in the Consolidated Profit and Loss Account. Non-monetary assets are recorded at the rates prevailing on the date of the transaction.

Forward contracts are entered into to hedge the foreign currency risk of the underlying outstanding at the Balance Sheet date. The premium or discount on such contracts is amortized as income or expense over the life of the contract. Any profit or loss arising on the cancellation or renewal of forward contracts is recognised as income or expense for the period. The exchange difference on such a forward exchange contract is calculated as the difference between (a) the foreign currency amount of the contract translated at the exchange rate at the Balance Sheet, or the settlement date where the transaction is settled during the reporting period, and (b) the same foreign currency amount translated at the later of the date of inception of the forward exchange contract and the last Balance Sheet. Such exchange differences are recognised in the Consolidated Profit and Loss Account in the reporting period in which the exchange rates change.

Integral and non-integral operations

The consolidated financial statements of the foreign integral subsidiaries and representative offices (collectively referred to as the 'foreign integral operations') are translated into Indian Rupees as follows:-

- Profit and Loss items, except opening and closing inventories and depreciation, are translated at the respective monthly average rates. Opening and closing inventories are translated at the rates prevalent at the commencement and close respectively of the accounting period. Depreciation is translated at the rates used for the translation of the values of the assets on which depreciation is calculated.
- Non-monetary Balance Sheet items, other than inventories, are translated using the exchange rate at the date of transaction i.e., the date when they were acquired.
- Monetary Balance Sheet items and inventory are translated using year-end rates.
- The net exchange difference resulting from the translation of items in the financial statements of foreign integral operations is recognised as income or expense for the year.
- Contingent liabilities are translated at the closing rate.

The financial statements of the foreign non integral subsidiaries and joint venture (collectively referred to as the 'foreign non integral operations') are translated into Indian Rupees as follows:-

- All assets and liabilities, both monetary and non-monetary, (excluding share capital, opening reserves and surplus) are translated using the year-end rates.
- Share capital and opening reserves and surplus are carried at historical cost.
- Profit and Loss items are translated at the respective monthly average rates.
- The resulting net exchange difference is credited or debited to the foreign currency translation reserve.
- Contingent liabilities are translated at the closing rate.

A reclassification from foreign integral operations to foreign non-integral operations or vice versa is made consequent to change in the way operations of entities are financed and operates. The translated amounts for non-monetary items of reclassified entities on the date of such reclassification are treated as the historical cost for those items in the period of change and subsequent periods. Exchange differences which have been deferred in foreign currency translation reserve are not recognised as income or expenses until the disposal of that entity.

Schedules forming part of the consolidated financial statements

SCHEDULE - 22

SIGNIFICANT ACCOUNTING POLICIES

Derivative instruments and hedge accounting

The Group uses foreign exchange forward contracts and options to hedge its exposure to movements in foreign exchange rates. These foreign exchange forward contracts and options are not used for trading or speculation purposes.

Forward and options contracts are fair valued at each Balance Sheet and the resultant gain or loss (except relating to effective hedges) from these transactions are recognised in the Consolidated Profit and Loss Account. The gain or loss on effective hedges is recorded in the Hedging Reserve (reported under Reserves and Surplus) until the transactions are complete. On completion, the gain or loss is transferred to the Consolidated Profit and Loss Account of that period. To designate a forward or options contract as an effective hedge, the management objectively evaluates and evidences with appropriate supporting documents at the inception of each contract whether the contract is effective in achieving offsetting cash flows attributable to the hedged risk. In the absence of a designation as effective hedge, a gain or loss is recognised in the Consolidated Profit and Loss Account.

Employee benefits

Short - term employee benefits

All employee benefits payable / available within twelve months of rendering the service are classified as short-term employee benefits. Benefits such as salaries, wages and bonus etc., are recognised in the Consolidated Profit and Loss Account in the period in which the employee renders the related service.

Defined benefit plans

Gratuity

Indian entities of the Group have an obligation towards gratuity, a defined benefit retirement plan covering eligible employees. The plan provides for a lump sum payment to vested employees at retirement, death while in employment or on termination of employment of an amount based on the respective employee's salary and the tenure of employment. Vesting occurs upon completion of five years of service. These entities make annual contributions to gratuity fund established as trust.

Provident fund

In respect of employees, Indian entities of the Group makes specified monthly contribution towards the employees' provident fund to the provident fund trust administered by the Parent Company. The minimum interest payable by the provident fund trust to the beneficiaries every year is notified by the Government. These Indian entities have an obligation to make good the shortfall, if any, between the return on receptive investments of the trust and the notified interest rate.

Pension

The Indian entities have an obligation towards pension, a defined benefit retirement plan covering eligible employees. The plan provides for a lump sum payment to vested employees at retirement, death while in employment or on termination of employment of an amount based on the respective employee's salary and the tenure of employment. Vesting occurs upon completion of 20 years of service.

Retirement pension payment plan

Ranbaxy Pharmacie Generiques SAS and one its subsidiary company in France also has a retirement pension payments plan as per collective agreement. The payment is made at the time of retirement.

Valuation

The liability in respect of defined benefit plans, other than provident fund schemes, is accrued in the books of account on the basis of actuarial valuation carried out by an independent actuary primarily using the Projected Unit Credit Method, which recognizes each year of service as giving rise to additional unit of employee benefit entitlement and measure each unit separately to build up the final obligation. The obligation is measured at the present value of estimated future cash flows. The discount rates used for determining the present value of obligation under defined

Schedules forming part of the consolidated financial statements

SCHEDULE - 22

SIGNIFICANT ACCOUNTING POLICIES

benefit plans, is based on the market yields on Government securities as at the Balance Sheet date, having maturity periods approximating to the terms of related obligations. Actuarial gains and losses are recognised immediately in the Consolidated Profit and Loss Account. Gains or losses on the curtailment or settlement of any defined benefit plan are recognised when the curtailment or settlement occurs.

The contributions made to provident fund trust are charged to Consolidated Profit and Loss Account as and when they become payable. In addition, the Indian entities recognizes liability for shortfall in the plan assets vis-à-vis the fund obligation, if any. The Guidance on implementing AS 15, Employee Benefits (revised 2005) issued by Accounting Standard Board (ASB) states that benefits involving employer established provident funds, which require interest shortfalls to be recompensed are to be considered as defined benefit plans. Pending the issuance of the guidance note from the Actuarial Society of India, actuary of these entities have expressed an inability to reliably measure provident fund liabilities. Accordingly, the Group is unable to exhibit the related information.

Defined contribution plans

Under certain retirement benefits plans of entities in the Group, there are a defined contribution plans such as superannuation, social security schemes etc. These entities pays fixed contributions and have no obligation to pay further amounts. Such fixed contributions are recognised in the Consolidated Profit and Loss Account on accrual basis.

Other long term employee benefits

Compensated absences

In respect of certain entities of the Group, as per that entity's policy, eligible leaves can be accumulated by the employees and carried forward to future periods to either be utilised during the service, or encashed. Encashment can be made during service, on early retirement, on withdrawal of scheme, at resignation and upon death of the employee. The value of benefits is determined based on the seniority and the employee's salary.

Valuation

These entities account for the liability for compensated absences payable in future and long service awards based on an independent actuarial valuation using the Projected Unit Credit Method as at the year end. Actuarial gains and losses are recognised immediately in the Consolidated Profit and Loss Account. Gains or losses on the curtailment or settlement of any defined benefit plan are recognized when the curtailment or settlement occurs.

Long service award

As per the Parent Company's policy, employees of the Parent Company are eligible for an award after completion of specified number of years of service with the Parent Company.

Taxes on income

Income tax expense comprises current and deferred tax. Income tax expense in Consolidated Profit and Loss Account is the aggregate of the amounts of tax expense appearing in the separate financial statements of the Parent Company, its subsidiaries and joint ventures.

The current charge for income taxes is calculated in accordance with the relevant tax regulations applicable to each entity using tax rates enacted or substantially enacted at the Balance Sheet.

Deferred tax charge or credit reflects the tax effects of timing differences between accounting income and taxable income for the period of each entity in the Group. The deferred tax charge or credit and the corresponding deferred tax liabilities or assets are recognised using the tax rates that have been enacted or substantively enacted by the Balance Sheet date. Deferred tax assets are recognised only to the extent there is reasonable certainty that the assets can be realised in future; however, where there is unabsorbed depreciation or carry forward of losses, deferred tax assets are recognised only if there is a virtual certainty of realisation of such assets. Deferred tax assets are reviewed at each Balance Sheet date and are written-down or written-up to reflect the amount that is reasonably / virtually certain (as the case may be) to be realised. The break-up of the major components of the deferred tax assets and liabilities as at

Schedules forming part of the consolidated financial statements

SCHEDULE - 22

SIGNIFICANT ACCOUNTING POLICIES

Balance Sheet date has been arrived at after setting off deferred tax assets and liabilities where the entity has a legally enforceable right to set-off assets against liabilities and where such assets and liabilities relate to taxes on income levied by the same governing taxation laws.

Provision for Fringe Benefit Tax for Indian entities for the year has been determined in accordance with the provisions of section 115WC of the Income-tax Act, 1961.

Minimum alternate tax payable under the provisions of the Income-tax Act 1961 is recognised as an assets in the year in which credit become eligible and is set off to the extent allowed in the year in which the Indian entity becomes liable to pay income tax at the enacted tax rates.

Provisions, contingent liabilities and contingent assets

A provision is created when there is a present obligation as a result of a past event that probably requires an outflow of resources and a reliable estimate can be made of the amount of the obligation. A disclosure for a contingent liability is made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. When there is a possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made.

The Group does not recognise assets which are of contingent nature until there is virtual certainty of realisability of such assets. However, if it has become virtually certain that an inflow of economic benefits will arise, asset and related income is recognised in the financial statements of the period in which the change occurs.

Leases

Operating leases

Lease arrangements, where the risks and rewards incidental to ownership of an asset substantially vest with the lessor, are recognised as an operating lease. Lease payments under operating lease are recognised as an expense in the Consolidated Profit and Loss Account on a straight-line basis over the lease period.

Finance leases

Assets taken on a finance lease are capitalised at an amount equal to the fair value of the leased assets or the present value of minimum lease payments at the inception of the lease, whichever is lower. Such leased assets are depreciated over the lease tenure or the useful life, whichever is shorter. The lease payment is apportioned between the finance charges and reduction of outstanding liability. The finance charge is allocated to the periods over the lease tenure to produce a constant periodic rate of interest on the remaining liability.

Earnings per share

Basic earnings per share are calculated by dividing the net profit or loss for the year attributable to equity shareholders by the weighted average number of equity shares outstanding during the year. The weighted average number of equity shares outstanding during the year are adjusted for events of bonus issue and share split. For the purpose of calculating diluted earnings per share, the net profit or loss for the year attributable to equity shareholders and the weighted average number of shares outstanding during the year are adjusted for the effects of all dilutive potential equity shares. The dilutive potential equity shares are deemed converted as of the beginning of the period, unless they have been issued at a later date.

Schedules forming part of the consolidated financial statements

(Rupees in millions, except share data and if otherwise stated)

SCHEDULE - 23

Notes to the Consolidated Financial Statements

1. Background

Ranbaxy Laboratories Limited ("the Parent Company") together with its subsidiaries, joint venture and associates operates as an integrated international pharmaceuticals organisation with businesses encompassing the entire value chain in the marketing, production and distribution of pharmaceuticals products.

The Group presently has maufacturing facilities in eight countries, namely India, the United States of America, Brazil, Ireland, Malaysia, Nigeria, Romania and South Africa. The Group's major markets include the United States of Amercia, India, Europe, Russia/CIS and South Africa. The research and development activities of the Group are principally carried out at its facilities in Gurgaon, near New Delhi, India.

The Parent Company's shares are listed for trading on the National Stock Exchange and the Bombay Stock Exchange in India and its Global Depository Share (representing equity shares of the Parent Company) are listed on the Luxembourg Stock Exchange and Foreign Currency Convertible Bonds (FCCBs) are listed on the Singapore Stock Exchange.

2. Food And Drug Administration ("FDA") Investigation

[i] On 16 September 2008, the Parent Company received 2 warning letters and an Import Alert from the US FDA, covering 30 generic drugs being manufactured at its Paonta Sahib and Dewas manufacturing facilities in India. The issue raised in the warning letters relate to "Current Good Manufacturing Practice" being followed at the said plants and does not in any way raises questions on product's quality, safety or effectiveness.

In 2008, consequent to Import Alert the Group was not able to sell the products covered under Import Alert and accordingly, it had recorded a provision of Rs. 2,631.11 towards inventory in that year, expected sales return and related exports benefits.

On 25 February 2009, the Parent Company received a letter from the US FDA indicating that the Agency had invoked its Application Integrity Policy ("AIP") against the Paonta Sahib facility (the "facility"). The management of the Parent Company believes that there was no falsification of data generated at the facility and also believes that there is no indication of a pattern and practice of submitting untrue statements of material fact and there was no other improper conduct. Accordingly, the Group, based on opinion from its legal counsel believe that there is no incremental present obligation existing at the Balance Sheet date on account of these notices.

The Group continues to fully cooperate with the concerned authorities for their final clearance, pending which there would be delays for new product approvals and sale of existing products in the United States of America (USA).

During the current year, the Group has performed re-assessment of carrying amount of related provision created in 2008 and reversed a provision of Rs. 937.81 which is included in the unclaimed balances/ excess provisions written back and materials consumed, which in the view of the Group is no longer required.

[ii] In the year 2008, the Department of Justice (DOJ), USA has filed certain charges against the Parent Company citing possible issues with the data submitted by the Parent Company, in support of product filing. The Group continuous to work diligently with the concerned authorities towards resolution of the issue.

3. Joint venture / sale of subsidiary

[i] The Group has 50:50 joint venture with Nihon Pharmaceuticals Industry Co. Ltd., Japan. The following are the Group's share of assets, liabilities, income and results of the joint venture, which are included in the Consolidated Balance Sheet and Consolidated Profit and Loss Account respectively:

Particulars	As at 31 December 2009	2008
Balance sheet		
Reserve and surplus	–	518.88
Loan fund	–	148.12
Fixed assets (net)	–	280.4
Investments	–	5.50
Current assets (net)	–	393.33
Deferred tax assets (net)	–	30.66

Schedules forming part of the consolidated financial statements

(Rupees in millions, except share data and if otherwise stated)

SCHEDULE - 23

Notes to the Consolidated Financial Statements

	For the year ended 31 December	
	2009	2008
Profit and Loss		
Income	**829.92**	684.74
Expenditure	**670.84**	577.65
Interest	**1.98**	0.41
Depreciation	**32.70**	16.55
Tax expense	**49.29**	31.62
Profit after tax	**75.11**	58.51

[ii] The Group disposed off its entire holding in Nihon Pharmaceuticals Industry Co., Ltd. for an agreed consideration of Rs. 847.03 and recognized loss on disposal of Joint venture amounting to Rs. 123.65 which is included in "Profit on sale of long term investments". The transaction was effective from 8 December 2009.

The Group disposed off its entire holding in Ranbaxy (Guangzhou China) Limited for an agreed consideration of Rs. 646.30 and recognised gain on disposal of subsidiary amounting to Rs. 536.31 which is included in "Profit on sale of long term investments". The transaction was effective from 29 December 2009.

4. Investments in subsidiaries

During the current year, the Group exercised the available call option and acquired entire shareholding of minority shareholders (25%) in Be-Tabs Pharmaceuticals (Proprietory) Limited and Be-Tabs Investments (Proprietory) Limited in South Africa for an agreed consideration of Rs. 739.54 and recognized goodwill of Rs. 541.26 representing excess of consideration over carrying amount of minority on the date of purchase. Consequently, Be-Tabs Pharmaceuticals (Proprietory) Limited and Be-Tabs Investments (Proprietory) Limited has become a 100% subsidiary of the Group with effect from 12 June 2009.

5. On 28 October 2008 Daiichi Sankyo Co., Ltd.,Japan (Daiichi Sankyo) acquired majority stake in the Company. The Company issued the following shares/ warrants to Daiichi Sankyo:

(a) 46,258,063 equity shares of Rs. 5 each allotted as fully paid up on a preferential basis.

(b) 23,834,333 warrants issued on 20 October 2008. Each warrant is convertable into one equity share of Rs. 5 each at a premium of Rs. 732 per share at any time between six months to eighteen months from the date of allotment of warrants (Rs. 73.70 per warrant being 10% of the exercise price received).

6. Share-based compensation

The Parent Company's Employee Stock Option Schemes ("ESOSs") provide for the grant of stock options to eligible management employees and Directors of the Parent Company and its subsidiaries. The ESOSs are administered by the Compensation Committee of the Board of Directors of the parent Company ("Committee"). Options are granted on the basis of performance and the grade of the employee. Presently there are three ESOSs ("ESOS I", "ESOS II" and "ESOS 2005"). Options are granted at the discretion of the committee to select employees depending upon certain criterion.

The ESOSs limits the maximum grant of options to an employee at 25,000 for ESOS I and 40,000 each for ESOS II and ESOS 2005 in any given year. ESOS I and II provide that the grant price of options is to be determined at the average of the daily closing price of the Company's equity shares on the NSE during a period of 26 weeks preceding the date of the grant. ESOS 2005 provides that the grant price of options will be the latest available closing price on the stock exchange on which the shares of the Parent Company are listed, prior to the date of the meeting of the Committee in which the options are granted. If the shares are listed on more than one stock exchange, then the stock exchange where there is highest trading volume on the said date shall be considered.

Schedules forming part of the consolidated financial statements
(Rupees in millions, except share data and if otherwise stated)

SCHEDULE - 23

Notes to the Consolidated Financial Statements

The options vests evenly over a period of five years from the date of grant. Options lapse if they are not exercised prior to the expiry date, which is ten years from the date of the grant.

The Shareholders' Committee of the Parent Company from time to time have approved issuance of options under the Employees Stock Options Scheme(s) as per details given below:

Date of approval	No. of options
29 June 2002	2,500,000
25 June 2003	4,000,000
30 June 2005	4,000,000

The stock options outstanding as on 30 June 2005 are proportionately adjusted in view of the sub-division of equity shares of the Parent Company from the face value of Rs.10 each into 2 equity shares of Rs. 5 each.

Options granted upto 3 October 2002 are entitled for additional bonus shares in the ratio of 3:5.

The movement of the options (post split) for the year ended 31 December 2009 is given below:

	Stock options (numbers)	Range of exercise prices (Rs.)	Weighted-average exercise prices (Rs.)	Weighted-average remaining contractual life (years)
Outstanding, beginning of the year	**7,272,849**	**219.00-561.00**	**439.59**	**6.73**
Granted during the year	**1,472,725**	**216.00-216.00**	**216.00**	**9.05**
Forfeited during the year	**(530,760)**	**216.00-538.50**	**310.84**	--
Allotted during the year	**(36,825)**	**216.00-372.50**	**312.03**	--
Lapsed during the year	**(764,973)**	**283.50-538.50**	**471.97**	--
Outstanding, end of the year*	**7,413,016**	**216.00-561.00**	**401.68**	**6.30**
Exercisable at the end of the year*	**3,906,091**	**216.00-561.00**	**455.98**	**4.88**

*Includes options exercised, pending allotment as at 31 December 2009

The movement of the options (post split) for the year ended 31 December 2008 is given below:

	Stock options (numbers)	Range of exercise prices (Rs.)	Weighted-average exercise prices Rs.	Weighted-average remaining contractual life years
Outstanding, beginning of the year	7,168,956	283.50-538.50	446.52	6.87
Granted during the year	1,774,825	219.00-561.00	373.05	9.15
Forfeited during the year	(456,910)	283.50-538.50	436.56	
Exercised during the year	(880,605)	283.50-538.50	350.65	
Lapsed during the year	(333,417)	283.50-538.50	473.41	
Outstanding, end of the year	7,272,849	219.00-561.00	439.59	6.73
Exercisable at the end of the year	3,450,209	283.50-538.50	457.31	5.50

Schedules forming part of the consolidated financial statements

(Rupees in millions, except share data and if otherwise stated)

SCHEDULE - 23

Notes to the Consolidated Financial Statements

7. Capital work-in progress (including capital advances) includes:

[i] Capital advances to vendors amounting to Rs. 235.30 (previous year Rs. 109.50).

[ii] Project related expenses (directly allocable) amounting to Rs. 299.28 (previous year Rs. 356.86) as under:

Particulars	As at 31 December 2009	2008
Opening balance	**356.86**	208.68
Add: Addition during the year		
Salaries, wages and bonus	**40.49**	63.94
Contributions to provident and other funds	**26.62**	6.05
Workmen and staff welfare	**1.18**	2.33
Raw materials	**4.54**	26.66
Power and fuel	**4.40**	28.45
Insurance	**0.14**	2.39
Others	**19.78**	31.14
	454.01	369.64
Less : Capitalised during the year	**154.73**	12.78
Balance as at year end	**299.28**	356.86

8. Interest on fixed loans and debentures

Interest includes interest paid on fixed period loans and debentures amounting to Rs. 288.96 (previous year Rs. 1,212.80).

9. Leases

Finance lease

a] The Group has acquired assets under finance lease comprising mainly of building, plant and machinery and vehicles. The future minimum lease rentals and the present value of future minimum lease payments as at 31 December 2009 and 31 December 2008 are as under:

	Minimum lease payments As at 31 December		Present value of minimum lease payments As at 31 December	
	2009	**2008**	**2009**	**2008**
i) not later than one year	**84.45**	84.49	**55.89**	50.74
ii) later than one year but not later than five years	**350.45**	348.44	**287.97**	262.31
ii) later than five years	**36.03**	131.61	**35.16**	123.83
Total	**470.93**	564.54	**379.02**	436.88

Operating lease

b] The Group has leased facilities under cancellable and non-cancellable operating leases arrangements with a lease term ranging from 3 to 17 years, which are subject to renewal at mutual consent thereafter. The cancellable arrangements can be terminated by either party after giving due notice. The lease rent expense recognised during the year amounts to Rs. 840.25 (previous year Rs. 817.51). The future minimum lease payments in respect of non-cancellable operating leases as at 31 December 2009 and 31 December 2008 are:

	As at 31 December 2009	2008
i] not later than one year	**248.28**	217.88
ii] later than one year but not later than five years	**537.65**	639.42
iii] later than five years	**120.99**	169.33
Total	**906.92**	1,026.63

Schedules forming part of the consolidated financial statements

(Rupees in millions, except share data and if otherwise stated)

SCHEDULE - 23

Notes to the Consolidated Financial Statements

10. Foreign exchange (gain)/loss other than on loans

	As at 31 December	
	2009	**2008**
Foreign exchange loss	**1,282.65**	73.61
Fair valuation (gain)/loss on derivatives	**(3,213.88)**	10,990.42
	(1,931.23)	11,064.03

11. Directors' remuneration *

(covered by section 198 of the Companies Act, 1956)

	For the year ended 31 December	
	2009	**2008**
Salaries and allowances	**186.44**	229.08
Contribution to provident and other funds *	**20.67**	44.40
Directors' fee	**1.99**	2.46
Commission	**52.00**	-
Perquisites	**4.84**	1.34
	265.94	277.28

* Does not include the following:

a) Liabilities in respect of gratuity, pension, compensated absences determined (for one of the director) as the same is determined on an actuarial basis for company as a whole.

b) Amortisation of deferred employee compensation on grant of stock options.

c) Compensation cost Rs. 481.38 for loss of office to a director (previous year Rs. nil).

d) Pension paid/ payable to non-executive directors for the services rendered in earlier years as a whole time director/ employees Rs. nil (previous year Rs. 2.29).

12. Employee benefits

The following tables set out the disclosures relating to pension, gratuity and retirement pension payment plan as required by Accounting Standard - 15 "Employee Benefits":

	Pension	**Retirement pension payment plan**	**Gratuity**
Change in the present value of obligation:			
Present value of obligation as at 1 January 2009	**1,571.19**	**66.05**	**486.74**
	1,205.49	*49.51*	*383.00*
Add: Interest cost	**117.84**	**2.76**	**40.37**
	99.45	*2.49*	*31.07*
Add: Current service cost	**93.20**	**5.11**	**36.91**
	106.91	*4.33*	*39.57*
Less: Benefits paid	**(54.56)**	**(2.42)**	**(130.61)**
	(32.59)	-	*(48.80)*
Add: Actuarial (gain)/loss on obligations	**28.83**	**0.21**	**96.78**
	191.92	*0.32*	*81.90*
Translation adjustments	–	**(1.30)**	–
	-	*9.40*	-
Present value of obligation as at 31 December 2009	**1,756.50**	**70.41**	**530.19**
	1,571.19	*66.05*	*486.74*

Schedules forming part of the consolidated financial statements

(Rupees in millions, except share data and if otherwise stated)

SCHEDULE - 23

Notes to the Consolidated Financial Statements

Change in the fair value of plan assets:	**Gratuity**
Fair value of plan assets as of 1 January 2009	**439.19**
	354.52
Add: Actual return on plan assets	**36.28**
	29.62
Add: Contributions	**98.99**
	103.85
Less: Benefits paid	**(130.15)**
	(48.80)
Fair value of plan assets as of 31 December 2009	**444.31**
	439.19

Reconciliation of present value of defined benefit obligation and the fair value of assets	**Gratuity**
Present value of funded obligation as of 31 December 2009	**530.19**
	486.74
Less: Fair value of plan assets as at the end of the period funded status	**(444.31)**
	(439.19)
Present value of unfunded obligation as of 31 December 2009	**85.88**
	47.55
Unfunded net liability recognised in the Consolidated Balance Sheet	**85.88**
	47.55

Expense recognised in the Consolidated Profit and Loss Account

	Pension	**Retirement pension payment plan**	**Gratuity**
Current service cost	**93.20**	**5.11**	**36.91**
	106.92	*4.33*	*39.57*
Add: Interest cost	**117.84**	**2.76**	**40.37**
	99.45	*2.49*	*31.07*
Add: Expected return on plan assets	–	–	**(38.95)**
	–	–	*(30.31)*
Less: Settlement cost/ credit	**(2.51)**	**(2.42)**	**(2.14)**
	(15.34)	–	*(2.79)*
Add: Net actuarial (gain)/loss recognised in the year	**28.83**	**0.21**	**99.47**
	191.92	*0.32*	*82.59*
Total expenses recognised in the Consolidated Profit and Loss Account	**237.36**	**5.66**	**135.66**
	382.95	*7.14*	*120.12*

The major categories of plan assets as a percentage of total plan assets are as under:

Particulars	**Gratuity**
Central Government securities	**19%**
	15%
State Government securities	**11%**
	12%
Bonds and securities of public sector / Financial Institutions	**59%**
	62%
Deposit with Reserve Bank of India	**11%**
	11%

Schedules forming part of the consolidated financial statements

(Rupees in millions, except share data and if otherwise stated)

SCHEDULE - 23

Notes to the Consolidated Financial Statements

The following table sets out the assumptions used in actuarial valuation of compensated absences, pension and gratuity:

Particulars	Compensated absences	Pension	Retirement pension payment plan	Gratuity
Discount rate	**7.50%**	**7.50%**	**4.65%**	**7.50%**
	8%-8.25%	*8.25%*	*4.25%*	*8%-8.25%*
Rate of increase in compensation levels #	**5%-10%**	**5%-10%**	**2%-3%**	**5%-10%**
	5.5%	*5.5%*	*2%-3%*	*5.5%*
Rate of return of plan assets	**Nil**	**Nil**	**Nil**	**8%-9%**
	Nil	*Nil*	*Nil*	*8%*
Expected average remaining working lives of employees (years)	**20.55-26.57**	**20.58**	-	**20.58-26.57**
	21.14-27.90	*21.20*		*21.20-27.09*

The liability for compensated absences, pension, gratuity, and retirement pension payment plan as at 31 December 2009 was Rs. 349.24 (previous year Rs. 396.90), Rs. 1,756.50 (previous year Rs. 1,571.19), Rs. 85.88 (previous year Rs. 47.55) and Rs. 70.41 (previous year Rs. 66.05) respectively.

\# 10% for the first three years and 5% thereafter

Figures in italics are for the year ended 31 December 2008

Other plans

a) The Parent Company and certain Group companies also have defined contribution plans, which are largely governed by local statutory laws of the respective countries and cover the eligible employees of the specific entity. These plans are funded both by the members and by the company contributions, primarily based on a specified percentage of the employees' salary. The total contributions to these schemes during the year ended 31 December 2009 is Rs. 622.13 (previous year Rs. 594.35).

b) Further, USA based subsidiaries participates in a savings plan under Section 401(k) of the Internal Revenue Code ("Code") covering substantially all eligible employees. The plan allows for employees to defer up to 15% of their annual earnings within limitations specified under respective law on a pre-tax basis through voluntary contributions to the plan.

The plan provides these USA based subsidiaries can make optional contributions in an amount up to the maximum allowable by respective law. Employees achieve a 25 percent vested status after one year of service and fully vested status after three years of service. During the year ended 31December 2009 the contributions to the plan is Rs. 47.13 (previous year Rs. 39.90).

Schedules forming part of the consolidated financial statements

(Rupees in millions, except share data and if otherwise stated)

SCHEDULE - 23

Notes to the Consolidated Financial Statements

13. Hedging and derivatives

The Group uses foreign exchange forward contracts and options to hedge its exposure to movements in foreign exchange rates. These foreign exchange forward contracts and options are not used for trading or speculation purposes.

The following are the outstanding forward exchange contracts and currency options entered into by the Parent Company:

As at 31 December 2009

Category	Currency	Cross currency	Amount (in millions)	Buy/ Sell	Purpose
Forward contracts	USD	INR	USD 20.00	Sell	Hedging
Forward contracts	EUR	USD	USD 1.44	Sell	Hedging
Currency options	USD	INR	USD 1038.50	Sell	Hedging
Currency Swaps	JPY	USD	JPY 10,350.00	Buy	Hedging
Interest rate swap (JPY LIBOR)	JPY		JPY 11,800.00		Hedging

As at 31 December 2008

Category	Currency	Cross currency	Amount (in millions)	Buy/ Sell	Purpose
Forward contracts	USD	INR	USD 218.40	Sell	Hedging
Forward contracts	EUR	USD	USD 35.30	Sell	Hedging
Forward contracts	GBP	USD	USD 0.17	Sell	Hedging
Forward contracts	USD	BRL	USD 5.25	Buy	Hedging
Currency options	USD	INR	USD 1403.00	Sell	Hedging
Currency Swaps	JPY	USD	JPY 10,350.00	Buy	Hedging
Interest rate swap (JPY LIBOR)	JPY		JPY 11800.00		Hedging

The outstanding forward exchange contracts, which are classified as cash flow hedges and effective as at 31 December 2009 are as follows:

Currency	Cross currency	Amount (in millions)	Gain / (loss) net of tax
USD	INR	USD 20.00	(28.73)

14. The Group's foreign currency exposure (balance denominated in currency other than currency of respective group entity) not hedged is as follows*:

	As at 31 December 2009		As at 31 December 2008	
	(in original currency)	(in Rupees)	(in original currency)	(in Rupees)
Receivables #				
– JPY	**16.26**	**8.22**	23.99	12.86
– EURO	**11.09**	**739.33**	14.68	997.20
– NZD	**1.10**	**37.09**	2.10	59.56
– AUD	**0.45**	**18.79**	2.16	74.26
– AED	**0.65**	**8.24**	5.95	78.72
Others ##		**0.21**		12.03

USD-INR currency exposure for receivable balance is hedged fully, however USD to above currencies is unhedged to the extent stated above

Schedules forming part of the consolidated financial statements
(Rupees in millions, except share data and if otherwise stated)

SCHEDULE - 23

Notes to the Consolidated Financial Statements

	As at 31 December 2009		As at 31 December 2008	
	(in original currency)	(in Rupees)	(in original currency)	(in Rupees)
Payables				
– USD	**18.16**	**844.65**	8.79	427.11
– EURO	**2.40**	**160.01**	0.75	50.95
– JPY	**24.22**	**12.24**	39.85	21.37
– KES	**4.40**	**2.70**		
– DKK	–	–	2.23	20.35
Others ##		**3.19**		8.75
Bank balances				
– USD	**0.62**	**28.84**	0.71	34.50
– LTL	**0.56**	**10.81**	0.35	6.89
– CFR	**94.04**	**9.55**	49.29	5.20
– RUB	**5.90**	**3.83**	2.10	3.47
– PLN	**0.03**	**0.49**	1.00	16.22
– UAH	**0.53**	**3.04**	0.72	4.48
Others ##		**5.92**		5.60
## Exposure to other currencies which are not significant has been aggregated for this disclosure				
Loans				
– USD	**666.86**	**31,016.74**	652.30	31,695.26
– JPY	–	–	1,800.00	965.15
– EURO	**6.67**	**444.68**	10.00	679.29

For derivatives refer note above

15. Commitments, contingent liabilities and provisions

		As at 31 December	
		2009	**2008**
i)	Guarantees issued by subsidiaries	**48.07**	1,236.61
ii)	Claims against the Group not acknowledged as debts, under dispute:		
	(a) DPCO *	**1,703.30**	1,504.10
	(b) Excise matters	**75.42**	68.57
	(c) Octroi tax matters **	**171.00**	171.00
	(d) Sales tax matters	**12.76**	7.96
	(e) Other matters ***	**590.22**	182.59
	(f) Income tax matter	**170.02**	-
	(g) Service tax matters	**3.07**	

* The Parent Company has received demand for payment to the credit of the Drug Prices Equalisation Account under Drugs (Price Control) Order, 1995 which is being contested by the Company in respect of its various products. The Company has deposited Rs. 319.59 (previous year Rs.297.91) under protest.

Schedules forming part of the consolidated financial statements

(Rupees in millions, except share data and if otherwise stated)

SCHEDULE - 23

Notes to the Consolidated Financial Statements

** The Company has been contesting a case with Municipal Corporation of Mohali (MCM) under which MCM is contesting that octroi has to be paid by the Company at 1% as against 0.5% being paid by the Company. The amounts represents the differential.

*** These represents cases pending at various forums on account of employee / worker related cases (India and overseas), State electricity board, Punjab Land Preservation Act, property disputes etc.

The Group believes that the probability of any liability on account of any of the above mentioned cases is remote. The Group is also involved in other lawsuits, claims, investigations and proceedings, including patent and commercial matters, which arise in the ordinary course of business. However, there are no such matters pending that the Group expects to be material in relation to its business.

iii) Estimated amount of contracts remaining to be executed on capital account and not provided for (net of advances). **902.94** 1,311.71

Certain entities of the Group have created provision towards claims made against these entities in relation to commercial, employee related and leased property matters. The movement in provision is as follows:

	As at 31 December	
	2009	**2008**
Balance as at the beginning of the year	**45.54**	30.29
Add: Provision made during the year	**39.37**	11.05
Less: Payment made during the year	**(27.79)**	–
Translation adjustments	**6.16**	4.20
Balance as at the end of the year	**63.28**	45.54

16. The aggregate amount of revenue expenditure incurred on research and development is shown in the respective heads of account. The break-up of the amount is as under:

	For the year ended 31 December	
	2009	**2008**
Salaries, wages and bonus	**1,352.21**	1,272.37
Contribution to provident and other funds	**93.47**	89.41
Workmen and staff welfare	**70.21**	57.85
Materials and consumables	**1,696.77**	1,217.59
Power and fuel	**275.38**	247.56
Clinical trials	**455.01**	527.08
Rent	**213.12**	200.22
Printing and stationery	**16.61**	26.95
Insurance	**38.50**	31.52
Communication	**57.77**	49.78
Legal and professional charges	**71.12**	47.11
Travel and conveyance	**87.34**	107.24
Analytical testing and processing charges	**64.52**	80.83
Repairs and maintenance	**186.14**	138.92
Recruitment and training	**13.83**	10.66
Others	**183.21**	208.81
	4,875.21	4,313.90

Schedules forming part of the consolidated financial statements

(Rupees in millions, except share data and if otherwise stated)

SCHEDULE - 23

Notes to the Consolidated Financial Statements

17. Related party disclosures

a] Relationship :

i] Holding company (also being the ultimate holding company)

1 Daiichi Sankyo Co., Ltd. ,Japan (from 20 October 2008)

ii] Fellow subsidiary (overseas) with whom transactions have taken place during the year or previous year

1 Daiichi Sankyo Europe GmbH

iii] Joint venture (overseas)

1 Nihon Pharmaceuticals Industry Co. Ltd.,Japan (Investment made by Ranbaxy (Netherlands) BV, the Netherlands) (upto 8 December 2009)

iv] Associates (domestic) with whom transactions have taken place during the year or previous year

1 Zenotech Laboratories Limited

2 Shimal Research Laboratories Limited

v] Key managerial personnel

1 Mr. Malavinder Mohan Singh, Chairman, CEO and Managing Director (upto 24 May 2009)

2 Mr. Atul Sobti, CEO and Managing Director

3 Mr. Ramesh L Adige (Upto 19 December 2008)

vi] Relatives of Key managerial personnel with whom transactions have taken place during the year or previous year (upto 24 May 2009)

1 Mrs. Nimmi Singh, mother of Mr. Malavinder Mohan Singh

vii] Entities over which significant influence is exercised by Mr. Malavinder Mohan Singh with whom transactions have taken place during the year or previous year (upto 24 May 2009)

1 Fortis Healthcare Limited (including its subsidiaries)

2 Religare Securities Limited

3 Ran Air Services Limited

4 Religare Travels (India) Limited

5 Religare Capital Markets Limited

6 Super Religare Laboratories Limited

7 Fortis Clinical Research Limited

8 Religare Enterprises Limited

9 Escorts Heart Institute and Research Centre Limited

10 Religare Technova IT Services Limited (formerly Fortis Financial Services Limited)

11 Oscar Investments Limited

Schedules forming part of the consolidated financial statements
(Rupees in millions, except share data and if otherwise stated)

SCHEDULE - 23

Notes to the Consolidated Financial Statements

b] Transactions with the related parties

Transactions	Holding company	Fellow subsidiaries	Joint ventures and associates	Key management personnel	Entities over which significant influence is exercised	Total
Sales	–		25.34		–	25.34
	–		(215.54)		(18.03)	(233.57)
Other income	40.06		0.69		13.73	54.48
	–	–	–		(32.33)	(32.33)
Finished goods purchased	0.23	7.49	32.30	–		40.02
	–	–	(48.35)	–	–	(48.35)
Market research expenses	1.46	–	–	–	–	1.46
	–	–	–	–	–	–
Product quality claim	–	–	0.96	–	–	0.96
	–	–	–	–	–	–
Travel and conveyance	2.20					2.20
	–	–	–	–	–	–
Royalty paid	0.36	–	–	–	–	0.36
	–	–	–	–	–	–
Personnel cost	–	–	–	250.64	–	250.64
	–	–	–	(279.30)	–	(279.30)
Technical services availed	–	–	–	–	98.03	98.03
	–	–	–	–	(638.47)	(638.47)
Purchase of fixed assets	–	–	–	–	97.57	97.57
	–	–	–	–	(434.34)	(434.34)
Sale of investment	–	–	–	–	–	–
–	–	–	–	–	(44.00)	(44.00)
Investment made	–	–	–	–	–	–
	–	–	(1,385.21)	–	–	(1,385.21)
Equity capital contribution (including premium)	–	–	–	–	–	–
	(34,092.19)	–	–	–	–	(34,092.19)
Equity share warrants money received	–	–	–	–	–	–
	(1,756.59)	–	–	–	–	(1,756.59)

Figures in brackets are for previous year

Schedules forming part of the consolidated financial statements
(Rupees in millions, except share data and if otherwise stated)

SCHEDULE - 23

Notes to the Consolidated Financial Statements

c] Transaction in excess of 10% of the total related party transactions

Sr. No.	Transactions	Related party relationship	Year ended 31 Dec. 2009	Year ended 31 Dec. 2008
1.	Sales Nihon Pharmaceuticals Industry Co. Ltd, Japan	Joint Venture	**25.34**	215.54
2.	Other income			
	Daiichi Sankyo Co., Ltd., Japan	Holding Company	**40.06**	–
	Oscar Investments Limited, India	Entities over which significant influence is exercised	**6.87**	15.70
	Fortis Clinical Research Limited	Entities over which significant influence is exercised	**6.86**	16.63
3.	Finished goods purchased			
	Zenotech Laboratories Limited, India	Associates	**32.30**	48.35
	Daiichi Sankyo Europe GMBH	Fellow subsidiary	**7.49**	–
4.	Market research expenses			
	Daiichi Sankyo Co., Ltd., Japan	Holding company	**1.46**	–
5.	Product quality claim			
	Nihon Pharmaceuticals Industry Co. Ltd., Japan	Joint venture	**0.96**	–
6.	Travel and conveyance			
	Daiichi Sankyo Co., Ltd., Japan	Holding company	**2.20**	–
7.	Royalty paid			
	Daiichi Sankyo Co., Ltd., Japan	Holding company	**0.36**	–
8.	Personnel cost (Also refer to note 11 on schedule 23)			
	Mr. Malvinder Mohan Singh	Key management personnel	**167.41**	237.18
	Mr. Atul Sobti	Key management personnel	**79.54**	29.08
9.	Technical services availed			
	Fortis Clinical Research Limited, India	Entities over which significant influence is exercised	**48.54**	233.50
	Religare Capital Markets Limited, India	Entities over which significant influence is exercised	–	235.11
	Religare Technova IT Services Limited, India	Entities over which significant influence is exercised	**33.38**	65.13

Schedules forming part of the consolidated financial statements

(Rupees in millions, except share data and if otherwise stated)

SCHEDULE - 23

Notes to the Consolidated Financial Statements

Sr. No.	Transactions	Related party relationship	Year ended 31 Dec. 2009	Year ended 31 Dec. 2008
10.	Purchase of fixed assets			
	Religare Technova IT Services Limited, India	Entities over which significant influence is exercised	**97.57**	145.84
	Fortis Clinical Research Limited, India	Entities over which significant influence is exercised	–	288.50
11.	Sale of investment			
	Religare Enterprises Limited, India	Entities over which significant influence is exercised	–	44.00
12.	Investments made			
	Zenotech Laboratories Limited, India	Associates	–	1,385.21
13.	Equity capital contribution (including premium)			
	Daiichi Sankyo Co., Ltd.,Japan	Holding company	–	34,092.19
14.	Equity share warrants money received			
	Daiichi Sankyo Co., Ltd.,Japan	Holding company	–	1,756.59

d] Balances due from/to the related parties

Transactions	Holding company	Fellow subsidiaries	Joint ventures and associates	Key management personnel	Entities over which significant influence is exercised	Total
Debtors	16.39	–	–	–	–	16.39
	–	–	–	–	(12.84)	(12.84)
Creditors	0.96	7.40	4.11	35.00	–	47.47
	–	–	(3.29)	–	(38.35)	(41.64)

Figures in brackets are for previous year

18. Segment information

Business segments

For management purposes, the Group reviews the performance on the basis of business units indentified as Pharmaceuticals and other business, which are reportable segments.

Pharmaceuticals segment comprises manufacture and trading of Formulations, Active Pharmaceuticals Ingredients (API) and Intermediate, Generics, Drug discovery and Consumer Health Care products.

Other business comprises rendering of financial services.

Schedules forming part of the consolidated financial statements

(Rupees in millions, except share data and if otherwise stated)

SCHEDULE - 23

Notes to the Consolidated Financial Statements

Geographic Segments

The Group's business is organized into key geographic segments. Revenues are attributable to individual geographic segments based upon the location of the customers. Assets and liabilities are attributable to individual geographic segments based upon the location of the respective assets / liabilities.

Other Information

All segment revenue, expenses, assets and liabilities are directly attributable to the segments and disclosed accordingly.

The accounting policies consistently used in the preparation of the consolidated financial statements are also applied to revenues and expenditure of individual segments.

Segment information disclosures as required under accounting standard on "Segment Reporting" as specified in the Companies (Accounting Standards) Rules, 2006.

a] Primary segment information

	Pharmaceuticals		Others		Segment total	
	2009	2008	**2009**	2008	**2009**	2008
External revenue	**75,969.46**	74,139.35	**0.90**	0.60	**75,970.36**	74,139.95
Total revenue	**75,969.46**	74,139.35	**0.90**	0.60	**75,970.36**	74,139.95
Profit / (loss) before tax	**10,096.87**	(15,004.07)	**0.75**	3.82	**10,097.62**	(15,000.25)
Tax charge / (benefit)					**6,990.87**	(5,650.84)
Profit / (loss) before tax					**3,106.75**	(9,349.41)
Segment assets	**111,704.58**	118,051.83	**17.13**	19.48	**111,721.71**	118,071.31
Unallocated assets					**9,813.55**	14,544.27
Total assets					**121,535.26**	132,615.58
Segment liabilities	**76,438.63**	89,170.75	**0.21**	3.20	**76,438.84**	89,173.95
Unallocated liabilities					**1,662.50**	479.11
Total liabilities					**78,101.34**	89,653.06
Capital expenditure	**5,682.08**	5,761.54	–		**5,682.08**	5,761.54
Depreciation, amortisation and impairment	**2,676.11**	2,824.68	**0.01**	0.01	**2,676.12**	2,824.69
Non cash expenses other than depreciation, amortisation and impairment	**489.19**	985.50	–	(3.62)	**489.19**	981.88

b] Secondary segment information - Geographical

	India	Europe	North America	Asia Pacific	Others	Total
Segment revenue	19,400.42	15,896.74	19,574.98	6,937.96	14,160.26	75,970.36
	(15,827.99)	(18,196.67)	(19,749.15)	(5,714.68)	(14,651.46)	(74,139.95)
Segment assets	63,759.22	28,512.63	15,650.02	3,202.75	10,380.64	121,535.26
	(68,213.73)	(41,452.74)	(13,003.00)	(2,970.37)	(6,975.74)	(132,615.58)
Capital expenditure	2,938.13	758.76	1,349.60	73.34	562.25	5,682.08
	(4,274.68)	(469.81)	(282.63)	(201.06)	(533.36)	(5,761.54)

Figures in brackets are for previous year

Schedules forming part of the consolidated financial statements

(Rupees in millions, except share data and if otherwise stated)

SCHEDULE - 23

Notes to the Consolidated Financial Statements (Continued)

19. The share of minority shareholders in profit / (loss) of respective entity is as under:

Name of entity	For the year ended 31 December 2009	2008
Ranbaxy (Malaysia) Sdn. Bhd.	**53.81**	23.17
Ranbaxy Nigeria Limited	**19.15**	24.02
Ranbaxy (Guangzhou China) Limited	**16.74**	5.55
Terapia S.A	**14.08**	15.35
Ranbaxy Unichem Company Ltd	**3.84**	6.23
Ranbaxy Life Sciences Research Limited	**2.00**	1.97
Gufic Pharma Limited	**0.01**	0.01
Be-Tabs Pharmaceuticals (Proprietary) Ltd	**(0.13)**	7.02
Be-Tabs Investments (Proprietary) Ltd	**(0.05)**	1.05
	109.45	84.37

20. The Group share in profit / (loss) of associates is as under:

Name of entity	For the year ended 31 December 2009	2008
Zenotech Laboratories Limited	**(48.19)**	(110.14)
Shimal Research Laboratories Limited	**15.81**	31.93
	(32.38)	(78.21)

21. Previous year figures have been regrouped/ reclassified, wherever necessary to conform to current year's classification. Previous year figures have been audited by another firm of Chartered Accountants.

For and on behalf of the Board of Directors

Dr. Tsutomu Une
Chairman

Atul Sobti
CEO & Managing Director

Omesh Sethi
President and CFO

Sushil K. Patawari
Company Secretary

Place : Gurgaon
Dated : 25 February 2010

Place : Gurgaon
Dated : 25 February 2010

FINANCIAL DETAILS OF THE SUBSIDIARY COMPANIES

FOR THE YEAR ENDED DECEMBER 31, 2009

Rs. in Million

Name of the Subsidiary	Closing exchange rate against Indian Rupee as on December 31, 2009	Capital	Reserves	Total assets	Total liabilities	Investments (except in case of investment in subsidiaries)*	Turnover	Profit before tax	Provision for tax	Profit after tax	Proposed dividend
Domestic:											
Gufic Pharma Limited	**1.0000**	0.50	2.32	3.05	0.23	–	0.24	0.30	0.04	0.26	-
Ranbaxy Drugs Limited	**1.0000**	31.00	(0.48)	33.73	3.21	–	-	(0.06)	-	(0.06)	-
Ranbaxy Drugs and Chemicals Company (A public company with unlimited liability)	**1.0000**	62.00	6.29	76.17	7.88	34.30	0.35	0.14	0.09	0.05	-
Ranbaxy Life Sciences Research Limited	**1.0000**	50.60	199.92	260.54	10.02	–	–	13.96	3.90	10.06	
Ranbaxy SEZ Limited	**1.0000**	0.50	(0.07)	0.46	0.03	–		(0.04)	-	(0.04)	-
Rexcel Pharmaceuticals Limited	**1.0000**	125.00	635.18	1,547.70	787.52	1,542.05	–	(0.30)	4.57	(4.87)	
Solus Pharmaceuticals Limited	**1.0000**	149.01	625.74	1,547.20	772.45	1,542.05	–	(1.19)	0.45	(1.64)	
Vidyut Investments Limited	**1.0000**	250.08	(233.18)	17.14	0.24	-	-	0.77	0.12	0.65	
Overseas :											
Ranbaxy Australia Pty. Ltd. Australia	**41.8410**	175.73	(488.13)	98.73	411.13	-	148.25	(115.16)	-	(115.16)	
Ranbaxy Belgium N.V. Belgium	**66.6667**	37.46	39.85	227.49	150.18		358.78	47.86	19.80	28.06	
Ranbaxy Farmaceutica Ltda. Brazil	**26.6667**	463.12	(180.38)	1,404.89	1,122.15	-	2,502.84	361.41	154.94	206.46	
Ranbaxy Do Brazil Ltda Brazil	**26.6667**	15.83	(12.97)	6.91	4.05	-	1.88	(0.99)	(0.34)	(0.65)	–
Ranbaxy Pharmaceuticals Canada Inc. Canada	**44.2478**	99.56	470.26	1,684.82	1,115.00		3,228.33	238.11	77.68	160.43	
Ranbaxy Egypt (L.L.C.) Egypt	**8.4818**	41.15	3.25	105.49	61.09	–	233.64	36.75	11.32	25.43	
Rexcel Egypt (L.L.C.) Egypt	**8.4818**	2.04	(21.34)	21.16	40.46		48.46	3.67	12.10	(8.43)	
Ranbaxy Pharmacie Generiques SAS France	**66.6667**	496.56	204.57	1,979.64	1,278.51	–	2,760.65	0.46	0.29	0.17	–
Office Pharmaceutique Industriel Et Hospitalier SARL ("OPIH SARL") France	**66.6667**	88.67	(59.11)	169.64	140.08	–	–	(5.52)	(0.82)	(4.69)	
Basics GmbH Germany	**66.6667**	325.00	419.81	1,071.78	326.97	–	1,496.60	28.46	14.62	13.84	
Lapharma GmbH Germany	**66.6667**	1.67	(0.41)	1.33	0.07	–	–	(0.25)	0.01	(0.26)	
Ranbaxy (Hong Kong) Limited Hong Kong	**6.0024**	14.41	74.09	257.29	168.79	–	650.23	83.98	-	83.98	-
Ranbaxy Hungary Gyogyszereszeti Kft Hungary #	**0.2448**	0.28	(0.28)	-	–		–	–	–	-	
Ranbaxy Ireland Ltd. Ireland	**66.6667**	474.10	520.93	1,468.42	473.39	–	1,743.12	73.50	14.41	59.09	-

Name of the Subsidiary	Closing exchange rate against Indian Rupee as on December 31, 2009	Rs. in Million									
		Capital	Reserves	Total assets	Total liabilities	Investments (except in case of investment in subsidiaries)*	Turnover	Profit before tax	Provision for tax	Profit after tax	Proposed dividend
Ranbaxy Italia S.p.A Italy	**66.6667**	840.00	(745.76)	1,147.57	1,053.33	–	721.85	(279.14)	76.35	(355.49)	-
Ranbaxy Malaysia Sdn. Bhd. Malaysia	**13.5870**	108.70	686.74	1,320.81	525.37		1,465.03	216.27	46.61	169.66	-
Ranbaxy Mexico S.A. de C.V. Mexico	**3.5613**	239.12	(251.73)	150.25	162.86	-	289.56	(51.61)	(0.67)	(50.94)	-
Ranbaxy Nigeria Ltd. Nigeria	**0.3142**	12.57	463.67	714.35	238.11		916.12	188.45	63.89	124.56	
Ranbaxy-PRP (Peru) S.A.C. Peru	**16.1031**	66.51	(16.41)	228.32	178.22	–	316.25	1.91	8.56	(6.65)	
Ranbaxy Poland S.P. Z.o.o. Poland	**16.2075**	69.55	26.70	144.93	48.68	–	393.85	4.13	5.87	(1.74)	
Ranbaxy Portugal - Com E Desenvolv De Prod Farmaceuticos Unipessoal Lda Portugal	**66.6667**	258.67	(218.59)	93.81	53.73	-	118.57	(93.55)	1.13	(94.67)	
Ranbaxy (Guangzhou China) Limited Republic of China #	**6.8166**	444.79	(204.12)	501.42	260.75	–	884.02	95.84	1.77	94.07	
Terapia S.A. Romania	**15.7233**	393.42	6,021.88	8,102.01	1,686.71	-	4,096.80	770.52	160.30	610.22	
Terapia Distributie S.R.L. Romania	**15.7233**	0.47	0.09	861.41	860.85	-	1,071.38	(46.12)	(0.23)	(46.35)	
ZAO Ranbaxy Russia	**1.5382**	4.61	256.71	1,691.59	1,430.27	-	2,474.88	297.06	9.15	287.91	
Ranbaxy (S.A.) (Proprietory) Ltd. South Africa	**6.2657**	2.27	350.76	1,042.38	689.35	-	1,760.14	71.60	20.40	51.20	
Be-Tabs Pharmaceuticals (Proprietary) Ltd. South Africa	**6.2657**	$	687.86	1,867.86	1,180.00	-	1,298.38	(126.23)	(13.69)	(112.54)	
Be-Tabs Investments (Proprietary) Ltd. South Africa	**6.2657**	$	66.11	622.23	556.12	-		(10.35)	(9.63)	(0.72)	
Sonke Pharmaceuticals (Pty.) Ltd. South Africa	**6.2657**	$	(32.03)	322.95	354.98	-	623.28	14.40	4.14	10.26	
Laboratorios Ranbaxy, S.L. Spain	**66.6667**	333.33	(801.06)	300.14	767.87		354.26	0.05	–	0.05	
Ranbaxy Pharma AB Sweden	**6.4977**	7.15	(2.01)	146.83	141.69		323.19	117.16	30.81	86.34	
Ranbaxy (Netherlands) B.V. ("RNBV") The Netherlands	**46.5350**	23,267.64	7,647.46	30,939.73	24.63	–	223.16	175.74	11.91	163.70	
Ranbaxy N.A.N.V. Antilles, Netherlands	**46.5350**	1.40	(12.79)	0.31	11.70		0.01	(0.31)		(0.31)	
Ranbaxy Unichem Company Ltd. Thailand	**1.3941**	139.41	199.57	344.19	5.21		533.69	48.56	15.32	33.24	

Name of the Subsidiary	Closing exchange rate against Indian Rupee as on December 31, 2009	Rs. in Million									
		Capital	Reserves	Total assets	Total liabilities	Investments (except in case of investment in subsidiaries)*	Turnover	Profit before tax	Provision for tax	Profit after tax	Proposed dividend
Ranbaxy (U.K.) Ltd. United Kingdom	**75.1880**	1,635.34	(1,149.97)	875.20	389.83	-	1,558.65	101.69	28.43	73.26	-
Ranbaxy Holdings (U.K.) Ltd. United Kingdom	**75.1880**	2,297.46	12.45	2,312.07	2.16	-	-	(0.25)	-	(0.25)	-
Ranbaxy Europe Ltd. United Kingdom	**75.1880**	0.75	40.98	228.96	187.23	-	437.93	21.01	6.97	14.04	-
Ranbaxy Inc., USA	**46.5350**	604.96	2,626.12	6,207.86	2,976.78	-	-	(23.26)	484.60	(507.86)	-
Ranbaxy Pharmaceuticals, Inc., USA	**46.5350**	$	2,961.51	9,711.78	6,750.27	-	11,508.15	1,218.22	253.56	964.66	-
Ranbaxy USA, Inc. USA	**46.5350**	$	216.40	823.25	606.85	-	-	14.62	(27.46)	42.08	-
Ohm Laboratories, Inc., USA	**46.5350**	11.10	2,749.49	14,033.84	11,273.25	-	10,056.96	315.84	203.98	111.86	-
Ranbaxy Laboratories, Inc., USA	**46.5350**	-	1,491.26	8,021.56	6,530.30	-	2,095.36	(232.49)	(474.01)	241.52	-
Ranbaxy Signature LLC USA	**46.5350**	-	(548.30)	2.50	550.80		99.85	31.52	-	31.52	-
Ranbaxy Vietnam Company Ltd., Vietnam #	**0.0025**	32.97	(16.84)	19.31	3.18	-	3.83	35.82		35.82	-

Rounded off to nil

***Detail of Investments**

Name of the subsidiary	Particulars	Nature of investments	Face value	Numbers	Amount (Rs. Million)
Solus Pharmaceuticals Ltd.	Solrex Pharmaceuticals Company (A partnership firm)	Capital Contribution			1,542.05
Rexcel Pharmaceuticals Ltd.	Solrex Pharmaceuticals Company (A partnership firm)	Capital Contribution			1,542.05
Ranbaxy Drugs and Chemicals Company (A public company with unlimited liability)	Sidmak Laboratories (India) Limited	Equity shares	Rs. 10	167,330	34.30

Notes:

(i) In terms of approval granted by the Central Government under Section 212(8) of the Companies Act, 1956, the annual accounts of the subsidiary companies and the related detailed information will be made available upon request by the investors of the Company and of its subsidiary companies. These documents will also be available for inspection by any investor at the Head Office of the Company at 12th Floor, Devika Tower, 6, Nehru Place, New Delhi - 110019, and that of the subsidiary companies concerned.

(ii) The Board of Directors at its meeting held on October 26, 2009, approved for seeking exemption from the Government under Section 212(8) of the Companies Act, 1956, in respect of the subsidiary Companies.

(iii) The Company has consolidated the financial statements of its subsidiaries as per Accounting Standard (AS) - 21 "Consolidated Financial Statements", issued by The Institute of Chartered Accountants of India.

(iv) Ranbaxy Japan KK, Japan and Ranbaxy Maxico Servicios S.A. de C.V., Maxico, step down whollyowned subsidiaries were incorporated on November 9, 2009 and November 13, 2009 respectively. Audited accounts of these two subsidiary companies not yet became due.

$ Divested/liquidated during the year:
Ranbaxy (Guangzhou China) Limited, Republic of China
Ranbaxy Hungary Gyogyszereszeti Kft, Hungary
Ranbaxy Vietnam Company Ltd., Vietnam

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RANBAXY
LABORATORIES LIMITED

Plot No. 90, Sector 32, Gurgaon - 122 001, Haryana (India)
Tel.: +91-124-4135000. Fax : +91-124-4135001

www.ranbaxy.com